UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 28, 2015

Management Proposal

of CPFL Energia S.A.

TABLE OF CONTENTS
I.	Take the Management accounts, examine, discuss and vote on the Management Report and the Financial Statements, accompanied by the reports of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2014

II.	Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2014

III.	Approve the number of members to compose the Board of Directors

IV.	Elect the members of the Board of Directors and Fiscal Council

V.	Establish the overall compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council for the period from May 2015 through April 2016

VI.	Approve the increase in the capital stock through the capitalization of profit reserves, with consequent stock bonus

VII.	Approve the amendment to and restatement of the Company’s Bylaws

VIII.	Clarifications

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Dear Shareholders,

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”) hereby submits to you the Management Proposal (“Proposal”) on the matters to be considered and voted at the Annual and Extraordinary Shareholders' Meetings to be held on April 29, 2015 ("Meeting"), as follows:

      I.      Take the Management accounts, examine, discuss and vote on the Management Report and the Financial Statements, accompanied by the reports of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2014

The Financial Statements and Report from the Management of CPFL Energia were approved by the Board of Executive Officers and audited by the Independent Auditors - Deloitte Touche Tohmatsu – before obtaining favorable opinion from the Board of Directors at its 264th meeting held on March 25, 2015, and the Fiscal Council’s opinion, obtained on the same date, and are hence considered in conditions to be submitted for deliberation at the Shareholders’ Meeting.

The Board of Directors recommends to the Shareholders of the Company to carefully examine the Financial Statements and the Management Report and, if required, obtain clarifications for their doubts, in order to consider and vote on their approval.

The Management recommends that Shareholders approve the Management Report, Management accounts, and Individual and Consolidated Financial Statements of the Company, accompanied by the reports of the Independent Auditors for the fiscal year ended December 31, 2014.

The Financial Statements, Management Report, Independent Auditors’ Report and Fiscal Council’s Report related to fiscal year 2014, prepared in accordance with items I through V of Article 9 of CVM Instruction 481, are available to Shareholders at the Company’s head office, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov), and were published in the March 27, 2015 edition of the “Valor Econômico” newspaper and the State Register Diário Oficial do Estado de São Paulo, in accordance with Article 133 of Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”).

Appendix I to this Proposal, as provided for in Item III of Article 9 of CVM Instruction 481 contains Comments of the Executive Officers on the financial situation of the Company with the objective of providing a reflective analysis, from the viewpoint of its Management, so that the evaluation of the financial situation is as consistent as possible, and is available, as of this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), of BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) (www.bmfbovespa.com.br) and of the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

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    II.      Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2014

The net income for the fiscal year ended December 31, 2014 was nine hundred forty-nine million, one hundred seventy-six thousand, nine hundred and seven reais and fifty-six centavos (R$949,176,907.56), which, added to: (i) twenty-six million fifty-five thousand, three hundred forty-one reais and eighty-nine centavos (R$26,055,341.89), related to the reversal of comprehensive income (loss); and (ii) five million, seven hundred twenty-two thousand, one hundred eighty-five reais and eighty-five centavos (R$5,722,185.85), resulted in the final amount for allocation of nine hundred eighty million, nine hundred fifty-four thousand, four hundred thirty-five reais and thirty centavos (R$980,954,435.30).

Note that a portion of this net income, calculated as on June 30, 2014, amounting to four hundred twenty-two million, one hundred ninety-four thousand, six hundred eighty-five reais and twelve centavos (R$422,194,685.12), had already been distributed as Interim Dividends, as approved by the Board of Directors at its 249th meeting held on August 27, 2014, in accordance with the powers attributed thereto by Paragraph “v” of Article 17 and Article 29 of the Company’s Bylaws.

The Management of the Company hereby submits to the Shareholders’ Meeting, the proposal for allocation of the remaining net income after adjustments, in accordance with Paragraph 2, Article 27 of the Company’s Bylaws, recommending the following:

▪   Allocation of forty-seven million, four hundred fifty-eight thousand, eight hundred forty-five reais and thirty-eight centavos (R$47,458,845.38) to the legal reserve;

▪   Reversal of retained profits reserve for investment, of one hundred and eight million, nine hundred eighty-seven thousand reais (R$108,987,000.00);

▪   Allocation of sixty five million, four hundred thousand, three hundred and six reais and thirty-five centavos (R$65,400,306.35) to the Bylaws reserve of the concession financial asset, as a result of the financial restatement of the adjusted expectation of cash flow from the concession financial asset; and

▪   Allocation of five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos (R$554,887,598.45) to the Bylaws reserve for reinforcement of working capital, due to: (i) the current economic scenario, (ii) impossibility to forecast future hydrologic conditions, and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases.

The allocation of net income proposed herein is duly reflected in the Financial Statements of the Company, which have been widely disclosed in accordance with the applicable law.

Note that the information required under Annex 9-1-II of CVM Instruction 481 relating to the nominees to the Board of Directors and Fiscal Council is available in Appendix II of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

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 III.      Approve the number of members to compose the Board of Directors

Pursuant to CIRCULAR LETTER CVM/SEP/N° 02/2015, which provides general guidance on procedures to be complied with by publicly held companies, including arrangements for Shareholders’ Meetings, approval of the number of members of the Board of Directors must be approved in the event the minimum and maximum number of Directors is provided in the Bylaws.

As provided for in the head paragraph of Article 15 of the Company’s Bylaws, its Board of Directors shall be composed of at least seven (7) and at most nine (9) members, all of whom with a unified term-of-office of one (1) year, reelection being allowed.

Note that the Company is currently listed in the Novo Mercado segment of BM&FBOVESPA and, pursuant to the Novo Mercado Listing rules, the Board of Directors must be composed of at least twenty percent (20%) of Independent Directors, which shall be expressly stated in the minutes of the shareholders’ meeting electing said Directors. Elected directors are also deemed independent as allowed under Paragraphs 4 and 5, Article 141 of Brazilian Corporations Law.

As a result, the Management of the Company proposes the election of seven (7) members to compose the Board of Directors, one (1) of whom shall be an Independent Director.

   IV.      Elect the members of the Board of Directors and Fiscal Council

   Board of Directors

The current sitting members of the Board of Directors of the Company, and their respective deputy members, were elected in the Annual Shareholders’ Meeting held on April 29, 2014, for a term of one (1) year, with the exception of Mr. Francisco Caprino Neto and his deputy Márcio Garcia de Souza, who were elected on August 27, 2014, for a term-of-office ending on the Company’s Annual Shareholders’ Meeting related to the fiscal year ended December 31, 2014.

Given the end of the current term, pursuant to Article 140 of Brazilian Corporations Law, the shareholders’ meeting is responsible for electing the new members to the Company’s Board of Directors.

The controlling shareholders recommend the following nominees to serve the 2015/2016 term of office:

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Sitting	Deputy
Murilo Cesar Lemos dos Santos Passos	Fernando Luiz Aguiar Filho
Francisco Caprino Neto	Roberto Navarro Evangelista
Albrecht Curt Reuter Domenech	Lívio Hagime Kuze
Décio Bottechia Junior	Osvaldo Cezar Galli
Deli Soares Pereira	Heloisa Helena Silva de Oliveira
Licio da Costa Raimundo	Martin Roberto Glogowsky
Ana Maria Elorrieta Independent Director

The controlling shareholders informed the management of the Company of its intention to elect seven (7) members to the Board for a term of one (1) year or until the next Annual Shareholders’ Meeting, whichever happens later.

The nominees to the Board of Directors may be elected by majority or multiple vote. For the Board of Directors composed of seven (7) members and considering the presence of shareholders representing the entire capital stock in the Meeting, a minimum of 841,989,978 votes (considering each share is entitled to seven (7) votes, pursuant to the head paragraph of Article 141 of Brazilian Corporations Law) is required for electing a member to the Board of Directors of the Company.

Also in relation to the election of Directors by non-controlling shareholders, in the meeting held on April 11, 2006, the Joint Committee of CVM decided to maintain its interpretation of Article 141, Paragraph 5 of Brazilian Corporations Law issued on the meeting of November 8, 2005 (CVM Proceeding RJ/2005/5664), which determines that, in case the company has only issued voting shares, the majority of holders of at least ten percent (10%) of the total voting stock will be entitled to elect and remove a member and his/her deputy from the Board of Directors, in a voting procedure separate from the shareholders’ meeting.

  Fiscal Council

Pursuant to Article 26 of the Company’s Bylaws, the Fiscal Council will be composed of three (3) to five (5) sitting members and an equal number of deputy members, serving a term of office until the Annual Shareholders’ Meeting following their election

The controlling shareholders recommend the following nominees to serve the 2015/2016 term of office:

Sitting	Deputy
Adalgiso Fragoso da Faria Marcelo de Andrade	Paulo Ionescu Susana Amaral Silveira
William Bezerra Cavalcanti Filho	Maria da Glória Pellicano
Celene Carvalho de Jesus	Cicero da Silva
Carlos Alberto Cardoso Moreira	Ivan Mendes do Carmo

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Pursuant to CVM Instruction 481, minority shareholders by indicate nominees for the positions in the Company’s Fiscal Council through public proxy solicitations. The information regarding any nominees will be made available at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Note that the information required under Article 10 of CVM Instruction 481 relating to the candidates nominated to the Board of Directors and Fiscal Council of the Company is available in Appendix III of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

     V.      Establish the overall compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council for the period from May 2015 through April 2016

The management of the Company proposes to the Shareholders’ Meeting to approve the overall compensation of the members of the Board of Directors and the Board of Executive Officers for the period from May 2015 through April 2016, of up to twenty million, nine hundred and six thousand, one hundred and twenty reais and thirty-three centavos (R$20,906,120.33), including all benefits and payroll charges

Of the total compensation proposed for the Management of the Company, the amount of two million, three thousand, eighty-nine reais and sixty-one centavos (R$2,003,089.61) is allocated to the fixed compensation of the Board of Directors and the maximum amount of eighteen million, nine hundred and three thousand, thirty reais and seventy-two centavos (R$18,903,030.72) is allocated to the fixed and variable compensation of the Board of Executive Officers.

The proposal of overall compensation of the members of the Board of Directors is approximately seven point two percent (7.2%) higher than the amount of one million, eight hundred sixty-nine thousand, seventy-six reais and eighty centavos (R$1,869,076.80) approved for fiscal year 2014, which is justified by the restatement of fees by the variation of the Broad Consumer Price Index (“IPCA”) estimated for the period from May 2014 to April 2015.

The members of the Board of Directors are paid fixed monthly fees, regardless of the number of meetings in which they participate in the month, and are not entitled to additional compensation for participating in advisory Committees or Commissions to the Board of Directors. Deputy Directors are not entitled to fees, except when they replace their respective sitting Directors.

The proposal of overall compensation of the members of the Board of Executive Officers is approximately twenty-two point fifteen percent (22.15%) higher than the amount of fifteen million, four hundred seventy-five thousand, seventeen reais and twenty-four centavos (R$15,475,017.24) approved for fiscal year 2014, which is justified by the restatement of fees by the variation of the IPCA index estimated for the period from May 2014 to April 2015, as well as by the new composition of the Board of Executive Officers of the Company, to be voted in the meeting, with an increase in the number of Executive Vice Presidents from five (5) to six (6).

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Note that the Executive Officers of CPFL Energia who hold positions in the Boards of Directors of subsidiaries of the Company waive any fees from the position of director, and receive only compensation related to their elected positions as Executive Officers.

The proposed compensation of the Executive Officers is defined based on market surveys conducted by expert consulting firms.

The Management of the Company further proposes that the Meeting approves the overall annual compensation of the members of the Fiscal Council in the amount of eight hundred seventy-eight thousand, seven hundred twenty-five reais and forty-one centavos (R$878,725.41) for the period from May 2015 through April 2016.

The proposal for compensation of the members of the Fiscal Council is approximately seven point two percent (7.2%) higher than the amount of eight hundred nineteen thousand, nine hundred thirty-six reais (R$819,936.00) approved for fiscal year 2014, which, similarly to the proposals of compensation for the Board of Directors and Board of Executive Officers, is justified by the restatement of fees by the variation of the IPCA index estimated for the period from May 2014 to April 2015.

Note that only sitting members of the Fiscal Council are entitled to receiving compensation, whereas their deputies follow the same rules applicable to Deputy Directors, i.e., deputy members of the Fiscal Council only receive compensation when they replace their respective sitting member.

Moreover, the proposal for compensation of the Management and Fiscal Council was prepared based on market values and was previously submitted to the Human Resources Management Committee.

Pursuant to Article 12 of CVM Instruction 481, information regarding the compensation of the Management and the Fiscal Council of the Company is available in Appendix IV of this Proposal and also at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

 VI.        Approve the increase in the capital stock through the capitalization of profit reserves, with consequent stock bonus

In accordance with the proposal presented by the Board of Executive Officers of the Company for accrual of a Statutory reserve for working capital improvement, in light of the reasons explained in item II, the Management recommends the approval of the increase in the capital stock of five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos (R$554,887,598.45), upon reversal of the statutory reserve for working capital improvement, with the consequent issue of thirty million, seven hundred thirty-nine thousand, nine hundred fifty-five (30,739,955) book-entry common shares with no par value to be distributed to Shareholders, free of charge, in the form of bonus, pursuant to Article 169 of Brazilian Corporations Law.

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The Company’s capital will thus increase from four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62), divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260), book-entry common shares with no par value to five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five  reais and seven centavos (R$5,348,311,955.07),divided into nine hundred ninety-three million, fourteen thousand, two hundred fifteen (993,014,215) book-entry common shares with no par value.

Note that the information required under Annex 14 of CVM Instruction 481 is available in Appendix V, as well as the Fiscal Council Report on the capital increase, issued in the meeting held on March 25, 2015, are available for Shareholder consultation in Appendix VIII of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

VII.        Approve the amendment to and restatement of the Company’s Bylaws

The Board of Directors proposes to Shareholders the restatement of the Bylaws of the Company, in order to include:

a) capital increase to reflect the change mentioned in item VI  above;

b) change in the composition of the Board of Executive Officers;

c) change in the scope of powers to approve certain matters by the Board of Executive Officers;

d) monetary restatement of values expressly determined by the Bylaws; and

e) adjustment to the wording and inclusion of cross references for improved understanding of the Bylaws.

In compliance with the provisions in Article 11 of CVM Instruction 481, Appendix VI of this proposal contains the table comparing the current wording and the proposed wording, and the management comments on each item.

The Board of Directors further proposes, in relation to the Bylaws, the consolidation of the changes submitted to the Meeting. The consolidated version proposed by the Management is available as Appendix VII hereto.

Said Appendices VI and VII are available to Shareholders, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

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VIII.        Clarifications

Apart from the information available in this Proposal and its Appendices, Shareholders of CPFL Energia may clarify doubts by directly contacting the Investor Relations Department, by email (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Sincerely,

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

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10.         Comments of Executive Officers

10.1       Comment on:

The consolidated financial statements for the years of 2014, 2013 and 2012 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”).

a) General Financial and Asset conditions

  2014

In 2014, the electricity sector witnessed another year of volatility and tremendous challenges. Scarce rainfall, among other factors, drove reservoirs to their lowest level ever after the end of the dry season, in November. Consequently, the National Electricity System Operator (ONS) continued to fully use the capacity of thermal plants and the short-term price (PLD) reached a record high, remaining for most of the year at the ceiling of R$822.83/MWh.

In addition to the impact on the cash flow of distributors, the higher PLD also had an adverse impact on demand for energy, since it discouraged a section of industry - which already suffered from the adverse macroeconomic scenario - from producing due to high energy costs. The combination of these effects led to a 3.4% decrease in industrial consumption during the year in the concession area of the eight distributors of the CPFL Energia group. On the other hand, the low voltage network continued to register significant growth in consumption, driven by high temperature early in the year and leading to increases of 7.0% and 7.9% in the residential and commercial segments, respectively, despite the water crisis, which curbed growth in the second half of the year. Consolidated consumption in the concession area increased 2.6% in 2014.

In the regulatory environment, progress was made on many fronts. Public hearing 54/2014 was concluded with the proposal to reduce the price ceiling of PLD to R$388.48/MWh, with the adoption of the Macaé thermal plant as benchmark, while also determining the increase in the PLD floor price to R$30.26/MWh. Moreover, costs of the System Service Fees (ESS) continued to be apportioned among energy consumers.

Discussions regarding the 4th tariff review cycle of distributors advanced with the opening of the second phase of Public Hearing 23/2014, which dealt with items such as Operating Costs, Other Revenues, Losses, General Procedures and others. It is worth noting the advances made by the regulatory agency, such as the proposal for recognition of addition remuneration for Special Obligations of distributors, among other initiatives.

The weighted average cost of capital (WACC) for the 4th tariff review cycle was set at 8.09% and will be implemented for distribution concessionaires with review through December 2017. After said date, the historical series will be restated for companies with reviews as of January 2018, such as RGE and CPFL Paulista, both companies of the CPFL Energia group.

We should also celebrate the approval by the Securities and Exchange Commission of Brazil (“CVM”) in early December of the recognition of assets and liabilities that until 2013 were called “regulatory assets and liabilities” in the financial statements of electricity distributors. This measure, a long-held demand of the sector, will allow the recognition of differences between energy purchase costs and estimated charges in tariffs charged from consumers and the actual costs incurred in the period and which will be transferred to tariffs on the date of the annual adjustment of each distributor. This was only made possible by National Electric Energy Agency (“ANEEL”) approval, on November 25, 2014, through Order no. 4,621, of amendments to concession agreements, including a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified and, consequently, allowed the recording of sectorial financial assets and liabilities.

However, we must highlight the need for further advance in regulatory issues in order to create the incentives for the electricity sector to resume investments.

In the Distribution segment, CPFL Energia closed 2014 with telemetering of all industrial and commercial customers of Group A (high voltage), which total 24,600 localities that no longer require field teams to physically measure consumption for billing. The automated process increases the security of customer data, identifies possible frauds and enables the company to better use the time of its teams.

Conventional generation suffered from the effects of the Generation Scaling Factor (“GSF”), since the full dispatch of thermal power and the reserve energy displaces hydroelectric generation. Therefore, assured energy at plants participating in the Energy Reallocation Mechanism (“MRE”) was not reached, making it necessary for hydroelectric generators who had to meet their contracted energy obligations, to acquire energy. To mitigate volatility at the company’s generation operations and increase cash flow predictability, we recontracted energy from the Serra da Mesa Hydroelectric Plant (“Semesa”) plant in April of 2014, valid through the end of the right to explore this portion of energy by CPFL Geração in 2028.

In the renewable energy segment, the positive highlights were the conclusion of the acquisition of Rosa dos Ventos (which has authorization from ANEEL to explore the Canoa Quebrada and Lagoa do Mato wind farms), the commercial startup of the Atlântica and Macacos I wind farm complexes, which added 198.2 MW to the company’s generation portfolio.  Considering also the association with Dobrevê Energia S.A. (“DESA”), which added 277.6 MW to current installed capacity, CPFL Renováveis now has installed capacity of 1,769 MW.

The Commercialization segment also posted significant results, driven by the strategy adopted over most of the year: due to the price pressures in the spot market, in the Commercialization area we contracted more energy than our delivery commitments and sold the surplus in the spot market.

The year 2015 will once again require intense work, given the slowdown of the Brazilian economy and challenging hydrologic conditions. However, the consistent operating and financial results recorded by CPFL Energia make us confident that our solid and careful strategy has created value to shareholders and improved the services and products we offer our customers.

  2013

In early year 2013 there was a significant structural change in the electricity sector: the implementation, in January, of the Extraordinary Tariff Revision (RTE) at electricity distributors due to the ratification of the new tariffs resulting from the application of Law 12,783 of January 11, 2013 (“Law 12,783/2013”), dealing with the extension of generation and transmission concession terms that would expire in 2015. This made it possible to reduce electricity tariffs by an average of 20% for all consumers in Brazil. The federal government's move was mainly aimed at increasing the competitiveness of the Brazilian industry at the international level, as well as boosting the country’s growth and economic development.

However, since certain power generation companies did not adhere to Law 12,783/2013 and an auction for contracting existing energy at the end of 2012 was not held, a gap occurred in the contracting of energy of distributors in 2013 - called “involuntary exposure”. The volume of this exposure came to approximately 2,000 average MW of power, entirely settled in the spot market (MCP). Moreover, due to the adverse water scenario in the beginning of 2013, and the commissioning of thermoelectric plants to ensure energy supply, spot market prices came under pressure, resulting in an additional cost for distributors. As a result, led by CPFL Energia and the Brazilian Association of Electricity Distributors (Abradee), the power sector negotiated with the federal government to mitigate these additional costs for the distributors. As a result, within a short time, the federal government announced Decree 7,945/2013, by which funds from the Energy Development Account (CDE) were used to cover these extraordinary expenses. This mechanism prevented these costs from being passed on to the final consumer.

The year also saw the implementation of the 3rd Periodic Tariff revision Cycle (3CRTP) at seven of the eight distribution concessionaires of CPFL Energia. The outcome of this process was in line with management’s expectations, and today all the Group companies have already incorporated the new parameters of this new cycle.

Despite the adverse industry scenario, CPFL Energia recorded excellent results. Total energy sales to final consumers increased 4.8% in 2013, to 59,854 GWh. The distribution business recorded a 3.1% growth in consumption within the Group’s concession area, which reached 58,463 GWh. The residential and commercial segments grew 5.9% and 3.6%, respectively, while the industrial segment grew 2.0%. Another highlight was energy sales by the subsidiary CPFL Renováveis, which grew 61.5%, reflecting the intensive growth of the asset portfolio and the consolidation of its leadership in the alternative renewable energy segment. In 2013, projects that started commercial operations generated a total of 130MW, of which 100MW came from biomass and 30MW from wind farms.

Another area of progress was the implementation of smart grid technology at the distributors to improve the quality of services provided to consumers and at lower costs. Of the 25,000 intelligent meters estimated for this phase of the project, nearly 13,000 have already been installed. These meters should significantly improve the measurement of consumption (telemetering) and the monitoring of the distribution grid. Moreover, field service teams will be equipped with GPS systems and real-time data communication, which will speed up customer service and reduce the transport costs of the teams. Of the nearly 1,300 field teams, around 400 are already equipped with this new technology.

It is also worth noting the results of the cost cutting initiatives announced in 2011, particularly the Zero-Based Budget (ZBB). In nominal terms, personnel, maintenance, outsourcing and other expenses were reduced by 3.8% since 2011 while inflation, as measured by the IGP-M inflation index, stood at 12.2% during the period. In real terms, the reduction in expenses was 14.9%.

The regulatory requirements and challenges posed by an adverse scenario do impose major obstacles for the entire sector. However, the results achieved by CPFL Energia in recent years underline the Group’s growth strategy, which is mainly anchored on solid and conservative financial discipline, focus on financial and operating results, creation of value for shareholders and excellence in services to all consumers.

  2012

Despite the Brazilian economy having still been affected by an unfavorable international scenario and industrial performance having growth only moderately in 2012, the expansion of employment and the generation of income favored the domestic market, which posted great results. In the Brazilian electric sector, the Federal Government took actions regarding the proposal for early extension of electric energy generation, transmission and distribution concessions, through Law 12,783/2013, substantially changing energy generation and transmission tariffs, as announced at the end of January 2013.

The effects of these government measures reached five small concessions in our energy distribution segment, accounting for 2,575 GWh (4.5% of the area of our concession area) and small hydroelectric plants totaling 24 MW (less than 1% of our total installed capacity).

Despite this adverse scenario, CPFL Energia continued to grow. In 2012, total energy sales increased by 8.5%, for a total of 57,195 GWh, versus the 2011 total of 52,710 GWh. The Group’s respectable performance was the result of number of factors, including the growth of sales to the captive market in our distributor’s concession area, which came to 40,645 GWh, representing a 1.8% increase, of which 15,855 GWh were billed through the Distribution System Usage Fee (TUSD). Energy consumption in the CPFL Energia Group’s concession area came to 56,500 GWh, up 3.5% over 2011.

In the generation segment, the generation of energy using renewable sources played an important role. Our subsidiary CPFL Renováveis continued to lead this segment, completing a number of acquisitions, including: (i) the Bons Ventos and Atlântica Wind Farms, (ii) the Ester thermoelectric plant, using sugarcane bagasse, and (iii) the beginning of commercial operations at the Santa Clara Wind Farm and the Salto Góes Small Hydroelectric Plant. In generation activities using conventional sources, our subsidiary CPFL Geração also maintained excellence in the management of hydroelectric plants. In the commercialization segment, our subsidiary CPFL Brasil continued to lead the free market. Together, our commercialization and generation segments posted 16,550 GWh in sales, up 29.4% over 2011. Our Service segment posted a 34.7% increase in net revenue, resulting from the increased volume of transactions and services sold to customers throughout Brazil.

Regulatory requirements have increased each tariff cycle and continue to pressure companies to increase operational efficiency and the quality of services provided to customers. Thus, our group has prepared for the coming cycle by intensifying investments in innovation through the use of new technology, including smart grids, in addition to investing in the expansion and reinforcement of networks to meet the demand of solid consumption growth in the concession areas of our 08 distributors. In 2012, the investments of these subsidiaries came to R$1,403 million.

It is also of great importance that we highlight the inauguration of the Tanquinho Solar Generation Plant, located in Campinas/SP, with an installed capacity of 1.1 MWp. We have invested R$13.8 million in this project, which is the result of the combination of different forms of technology that are in use around the world, in an effort to master existing technology and assess the possibility of integrating solar energy into our electrical distribution system and that of Brazil.

Our outlook for the coming years is optimistic, particularly given our expectations for growth of the Brazilian government after the Federal Government announced measures to reduce the value of electric energy tariffs to consumers through the proposal for early expiration of concessions between 2015 and 2017.

We plan to continue to implement our strategies, which have been the main drivers of our growth and strength, while focusing on opportunities for consolidation, investment in new generation projects and increasing efficiency through the innovation of our current business.

b) capital structure and possibility to redeem shares or quotas, indicating:

Capital Structure	2014	2013	2012
Own Capital	40%	41%	39%
Third party capital	60%	59%	61%

i. redemption cases

Not applicable in regard to the redemption of shares, as the Company does not have redeemable shares.

ii. formula for the calculation of the redemption amount

Not applicable in regard to the redemption of shares, as the Company does not have redeemable shares.

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

  2014

On December 31, 2014, working capital stood at a surplus (current assets exceeding current liabilities) of R$1,798 million, down R$561 million from the R$2,359 million on December 31, 2013.

The main causes of this decrease are:

(i)      transfer of the balance of debentures in the amount of R$2,007 million from non-current to current given their maturity in the next 12 months, offset by:

(ii)     An increase in accounts receivable driven by R$352 million in CDE funds;

(iii)    an increase in accounts receivable in the amount of R$589 million driven by net financial sector assets; and

(iv)   transfer of the balance of financial concession assets in the amount of R$540 million from non-current to current (this amount is related to the indemnification of 5 distributors with concessions that expire in July 2015).

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2014 (including other long-term contractual obligations):

		Payment due per period (R$ million)
		Less than 1			After 5
Contractual obligations as of December 31, 2014:	Total	year	1-3 years	4-5 years	years
Suppliers	2,375	2,375	-	-	-
Debt obligations ¹	26,265	4,945	8,008	8,636	4,676
Public utilities ¹	85	4	8	8	65
Post-employment benefit ²	1,964	125	255	265	1,319
Other	292	258	16	-	18
Total of Balance Sheet items ¹	30,981	7,707	8,287	8,909	6,078
Electricity purchase agreements ³	128,203	10,562	20,541	20,843	76,255
Generation Projects [4]	1,049	173	877	-	-
Suppliers	2,307	1,262	806	69	170
Total of other commitments	131,559	11,997	22,224	20,912	76,425
Total of contractual obligations	162,540	19,704	30,511	29,821	82,503

(1)         Includes payment of interest, including future interest on the projected cash flow based in non-discounted, through projections of indices. These future interests are not recorded in our balance sheet.

(2)         Future contributions estimated for pension plans.

(3)         The amounts payable under long-term electric energy purchase contracts are subject to variations in price and may be renegotiated in certain cases. The table presents the values payable by contracted volumes, using prices applicable at the end of 2014. See “Item 10.2.b – Prices for Electric Energy Acquires” herein and note 36 to our consolidated financial statements for more information.

(4)         Power plant construction projects include financial commitments to provide funds for construction and the acquisition of concessions for subsidiaries in the renewable energy segment.

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.

•     Repayment or refinancing maturing debt.  At December 31, 2014 we had outstanding debt maturing during the following 12 months in the total amount of R$3,526 million; and

•     Dividends on a semiannual basis.  We paid R$987 million in dividends in 2014 and R$816 million in dividends in 2013. These amounts exclude dividends paid by our controlled subsidiaries to non-controlling shareholders.

  2013

On December 31, 2013, working capital posted a surplus (greater current assets than current liabilities) of R$2,359 million.  The main causes of this surplus were operating cash flow and a decrease in outstanding debt reaching maturity within the next 12 months (including interest), as well as a decrease in charges, regulatory fees and taxes, interest and social contributions payable.

Our need for funds is allocated to the following objectives:

•     Investments to continue improving and expanding distribution systems and complete renewable energy generation projects;

•     Amortize or refinance outstanding debt. On December 31, 2013, the balance of non-amortized debt maturing within the next 12 months was R$1,837 million;

•     Semiannual payment of dividends.  Payment of R$816 million in 2013 and R$1,394 million in 2012.

  2012

On December 31, 2012, working capital stood at a surplus (current assets exceeding current liabilities) of R$576 million, resulting chiefly from the Company’s own generation of cash and consumer credits, offset by indebtedness coming due in the next 12 months (including the provision for charges), obligations to our suppliers and other accounts payable.

Funding needed is mainly allocated to the following objectives:

•     Investments to continue to improve and expand distribution systems and to complete renewable generation projects;

•     Amortization or refinancing of debt. On December 31, 2012, the balance of non-amortized debt maturing in the coming 12 months was R$1,729 million (excluding the effect of charges and derivatives);

•     Payment of dividends. Dividends paid in 2012 and 2011 came to a total of R$1,394 million and R$1,230 million, respectively;

•     Financing for acquisitions. We paid a total of R$879 million in 2012 to acquire the subsidiaries Jantus and Santa Luzia and the Atlântica and Bons Ventos Wind Farm.

d) sources used for financing working capital and investments in non-current assets

The main sources of resources are come from operating cash generation and financing. During 2014, our subsidiaries brought in funding mainly for (i) financing investments in our distributors; and (ii) invest in our segment of renewable energy generation. New financing contracted by the Company includes financing for investment with the Brazilian Economic and Social Development Bank (“BNDES”) as FINEM / FINAME financing, new funding with financial institutions for financing of working capital and new debenture issues.

Since the second half of 2011, CPFL Energia has adopted a pre-funding strategy to provide access to capital markets under more favorable conditions.  This strategy allows the Company to settle its debt in advance and encourages cash generation to improve liquidity.  CPFL Energia continued adopting this practice in 2014 and for debt coming due in 2015 and will continue its adoption into 2015 for debt coming due in 2016.  Using this strategy, we seek to reduce the exposure of CPFL Energia’s cash flow and exposure to interest rate risk.

As a result, funding sought to maintain our Group’s liquidity and excellent debt profile by lengthening of the average term of debt and reduction of the cost thereof.

For more information on financing sources utilized by the Company, see line (F) of item 10.1.

Indebtedness

2014 compared to 2013

Total indebtedness increased by R$2,129 million, or 12.5%, from December 31, 2013 to December 31, 2014, mainly due to:

•           The issuance of debentures in the amount of R$1,005 million by CPFL Geração (R$705 million) to refinance debt and investments in subsidiary projects and by CPFL Renováveis (R$300 million) to strengthen working capital and investment in subsidiary projects. In addition to the normal issuances, we have consolidated the first and second debentures issuance of WF2 and its subsidiary DESA, in the total amount of R$262 million, due the acquisition of WF2 on October 1, 2014.

•           BNDES loans through FINAME (Fund for Financing and Acquisition of Machinery and Equipment) and FINEM (Financing and Projects) in the amount of R$543 million, mainly to comply with the semiannual investment plan for our largest distribution subsidiaries (R$91 million), investments for renewable generation subsidiaries (R$389 million) and investments in our subsidiaries operating other service activities (R$63 million);

•           Funding in the amount of R$1,574 million (R$1,313 million of which in dollar-denominated debt) by our distribution and generation subsidiaries to strengthen working capital, lengthen the debt profile.

2013 compared to 2012

Our indebtedness increased R$1,548 million, or 10.0% from December 31, 2012 to on December 31, 2013, mainly driven by:

•           The issue of debentures in the amount of R$3,290 million by (i) CPFL Energia (R$1,290 million), (ii) CPFL Paulista (R$505 million), CPFL Piratininga (R$235 million) and RGE (R$170 million) refinance maturing debts and strengthen working capital and (iii) CPFL Geração (R$460 million) for the early payment of promissory notes;

•           Loans from BNDES via FINAME (Financing Fund for Acquisition of Machines and Equipment), in the amount of R$1,165 million, mainly to comply with the half-yearly investment plan for our main distribution subsidiaries (R$303 million), in addition to ensuring investment in our renewable generation subsidiaries (R$850 million);

•           Funding in the amount of R$1,261 million (of which R$718 million in debt issued in U.S. dollars) for the majority of our distribution subsidiaries and our indirect subsidiary CPFL Renováveis, to strengthen working capital, pay debts, refinance debt and back investments in our renewable generation segment.

The main objectives of this financing are: (i) finance investments by our distribution companies and (ii) invest in our renewable energy generation segment.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

For 2015 and 2016, we hope to continue to benefit from financing opportunities offered by the market, through the issue of debentures and debt for working capital (both nationally and abroad), or those offered by the government in the form of financing lines from the BNDES, focusing the expansion and modernization of the energy system, as well as to invest further in the generation segment and be prepared for the possible consolidation of the sector.

f) indebtedness levels and characteristics of such debts, also describing:

2014

On December 31, 2014 total indebtedness (including charges) came to R$19,150 million.  Of this total, approximately R$3,441 million, or 18.0%, were pegged to the US dollar.  The company hires swap operations to reduce exposure to exchange rates resulting from these obligations.  A total of R$3,526 million of indebtedness matures in the coming 12 months.

2013

On December 31, 2013, our total debt (including charges) stood at R$17,021 million. Of this total, approximately R$2,008 million, or 11.8%, was issued in U.S. dollars. We contracted swap operations to reduce our exposure to exchange rates resulting from part of this debt. A total of R$1,837 million of our debt is set to mature in 12 months.

2012

On December 31, 2012, our indebtedness (including charges) stood at R$15,473 million. Of this total, approximately R$2,435 million or 15.7% were indexed to the U.S. dollar. The group has contracted swap operations to reduce exposure to exchange variations as a result of these obligations. A total of R$2,025 million of our indebtedness will reach maturity within 12 months.

i.  relevant loan and financing contracts

Main Financing Contracts in 2014 (including charges):

•       BNDES. On December 31, 2014, we had an outstanding balance of R$5,331 million from a number of financing lines from the BNDES. These loans are denominated in Brazilian real.  The most significant portion of these loans is related to (a) loans to our generation subsidiaries, CPFL Renováveis and CERAN (R$3,974 million) and (b) financing for investment programs by our distributors (R$1,269 million), particularly CPFL Paulista, CPFL Piratininga and RGE and (c) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$88 million).

•       Debentures. On December 31, 2014, the outstanding balance of debentures was R$8,472 million, divided among series issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms and conditions of debentures are summarized in note 18 to the audited financial statements.

•       Working Capital. On December 31, 2014, the outstanding balance of working capital loans indexed to the CDI overnight rate for distribution, generation and service subsidiaries came to R$1,803 million.

•       Other Brazilian Real-denominated Debt. On December 31, 2014, the outstanding balance stood at R$105 million, in terms of other lines of credit denominated in Brazilian real.

•       Other U.S. Dollar-denominated debt. On December 31, 2014, the balance of other outstanding dollar-denominated debt came to R$3,441 million.  We contract swap operations to reduce our exposure to exchange rates resulting from these obligations.  For more details on loans, debentures and derivatives, see notes 17, 18 and 35 to our audited, consolidated financial statements.

Main Financing Contracts in 2013 (including charges):

•       BNDES. On December 31, 2013, we had an outstanding balance of R$4,973 million from several financing lines released by BNDES. These loans are in Brazilian reais. The most significant portion of these loans is related to (a) loans for our generation subsidiaries CPFL Renováveis and CERAN (R$3,431 million) and (b) financing for investment programs among our distributors, particularly CPFL Paulista, CPFL Piratininga and RGE, (R$1,512 million).

•       Debentures. On December 31, 2013, the outstanding balance of debentures came to R$7,791 million, divided among several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms and conditions of debentures are summarized in note 17 to these audited financial statements.

•       Working Capital. On December 31, 2013, we had an outstanding R$1,669 million working capital loans indexed to the CDI overnight rate for our distribution, generation and service subsidiaries.

•       Other Debts indexed to the Brazilian real. On December 31, 2013 we had an outstanding balance of R$580 million from several other lines of credit indexed to the Brazilian real. The most significant portion of these loans is related to CPFL Renováveis (R$515 million) and our distribution subsidiaries (R$28 million). The majority of these loans are restated based on the CDI rate or IGP-M and are subject to different interest rates.

•       Other Debts indexed to the U.S. dollar. On December 31, 2013, we had other financing indexed to the U.S. dollar, the outstanding balance of which came to R$2,009 million. We have hired swap contacts to reduce our exposure to exchange rates resulting from these obligations. For more details on our loans, debentures and derivatives, please see Notes 16, 17 and 34 to our audited consolidated financial statements.

Main Loan Agreements in 2012 (including charges):

•       BNDES. At December 31, 2012, the outstanding balance under a number of facilities provided through BNDES was R$4,521 million. These loans are denominated in reais. The most significant part of these loans relates to: (i) loans to our generation projects, especially CPFL Renováveis and CERAN (R$2,930 million); and (ii) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,536 million). There were also financings relating to working capital in the amount of R$37 million.

•       Debentures. At December 31, 2012, we had indebtedness of R$6,195 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms of these debentures are summarized in note 17 to our financial statements.

•       Working capital. At December 31, 2012, we had R$1,819 million outstanding under a number of loan agreements indexed to the CDI rate (Certificados de Depósito Interbancário) relating to working capital for our generation and service companies.

•       Other Brazilian real-denominated debt. As of December 31, 2012, we had R$503 million outstanding, in line with various other credit facilities denominated in Brazilian real. The majority of these loans are related to distribution (R$46 million) and generation (R$450 million) subsidiaries, most of which are restated based on CDI or IGP-M rates, and bear interest at various rates.

•       U.S. dollar-denominated debt. CPFL Paulista entered into bilateral loans denominated in U.S. dollar, which, at December 31, 2012, came to an outstanding total of R$47 million. In addition, there were long-term receivables denominated in U.S. dollar amounting to R$34 million as of December 31, 2012, which also reduced exposure to foreign exchange variation.

•       Other U.S. dollar-denominated debt. Our group had other U.S. dollar-denominated financing. The outstanding balance on December 31, 2012, came to R$2,388 million. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. For more details on our loans, debentures and derivatives, please see notes 16, 17 and 34 to our financial statements.

ii. other long-term relationships with financial institutions

On the date of this document, the Group had no other long-term relationships with financial institutions, aside from those described in item (i) above.

iii. level of subordination among debt

There is no subordination of the Company’s debt, observing, however, that certain debts were contracted with real guarantees and, therefore, have preference over other debt if the Company were to reach bankruptcy within the limit of the real guarantee.

iv. restrictions imposed by the issuer, particularly, regarding indebtedness limits and the hiring of new debt, the distribution of dividends, sale of assets, issue of new securities and the sale of shareholding control.

Restrictive Covenants

The Company and its controlled companies are subject to financial and operating covenants under our financial instruments, as well as subsidiaries. These covenants include the following limitations on the ability to sell or pledge assets or to make investments in third parties.

BNDES: Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

▪  Net debt divided by EBITDA: maximum 3.5;

▪  Net debt divided by the sum of net debt and shareholders’ equity: maximum 0.90.

CPFL Geração

The loans contracted with BNDES by the indirect subsidiary CERAN establish:

▪  Maintenance of the debt coverage ratio in 1.3 times, throughout the amortization period;

▪  Restrictions on the payment of dividends to the subsidiary CPFL Geração over the mandatory minimum of 25% without prior consent from BNDES.

CPFL Telecom

The Company must maintain the following ratios:

▪  Shareholders’ Equity / (shareholders’ equity + net bank debt) greater than 0.28; and

▪  Net bank debt / adjusted EBITDA of less than 3.75.

CPFL Renováveis

FINEM I and FINEM VI

▪  Maintenance of a Debt Coverage Ratio “ICSD” (Cash balance from the previous year + cash generation in the current year) / Service of debt in the current year) of 1.2 times.

▪  Self-Capitalization Ratio of greater than or equal to 25%.

In December 2014, the subsidiary received a waiver from BNDES on the requirement to maintain the ICSD ratio for FINEM VI for the fiscal year ended December 31, 2014.

FINEM II and FINAME II

▪  Restrictions on the distribution of dividends if unable to achieve Debt Coverage Ratio of greater than or equal to 1.0 and General Debt ratio of less than or equal to 0.8.

FINEM III

▪  Shareholders’ Equity/(Shareholders’ Equity + Net Banking Debt) of greater than 0.28 and stated in the Company’s annual consolidated financial statements;

▪  Net Banking Debt/EBITDA Ratio of less than or equal to 3.75 and stated in the Company’s annual consolidated financial statements.

In 2014, the Company signed a contractual amendment altering the limit of the financial indicator Net Debt / EBITDA (calculated for CPFL Energia) from 4.00 to 3.75 and changing its assessment methodology.

FINEM V

▪  Debt Coverage Ratio of 1.2 times;

▪  Self-Capitalization ratio of greater than or equal to 30%.

In December 2014, the subsidiary received a waiver from Banco do Brasil on the requirement to maintain the ICSD ratio for the fiscal year ended December 31, 2014.

FINEM VII and X

▪  Annual Debt Coverage Ratio of 1.2 times;

▪  Distribution of dividends limited to a ratio of Total Required dividends divided by Shareholders’ Equity ex-dividends less than 2.33.

FINEM VIII and FINAME III

▪  Debt Service Coverage Ratio of greater than or equal to 1.2;

▪  Net Debt/EBITDA Ratio of less than or equal to 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017 on, stated in the consolidated financial statements of CPFL Renováveis;

▪  Shareholders’ Equity/(Shareholders’ Equity + Net Debt) ratio of greater than or equal to 0.41 from 2013 to 2016 and 0.45 from 2017 on, stated in the consolidated financial statements of CPFL Renováveis.

In December 2014, the subsidiaries Bio Alvorada e Bio Coopcana obtained a waiver from BNDES for determination of the ICSD and for the Net Indebtedness/EBITDA ratio that was a CPFL Renováveis commitment for the year ended December 31, 2014.

FINEM IX and FINEM XIII

▪  Debt Service Coverage Ratio of greater than or equal 1.3.

FINEM XI and FINAME I

▪  Net Banking Debt/EBITDA Ratio of less than or equal to 4.0 and stated in the Company’s annual consolidated financial statements.

In December 2014 the subsidiaries Bio Alvorada and Bio Coopcana received a waiver from the BNDES on the requirement to maintain the ICSD ratio and the Net Debt / EBITDA ratio, which would otherwise have mandatory compliance by their parent company CPFL Renováveis for the fiscal year ended December 31, 2014.

FINEM XII

▪  Annual Debt Service Ratio of the indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. greater than or equal to 1.3 after the beginning of amortization;

▪  Annual Consolidated Debt Service Coverage Ratio of greater than or equal to 1.3 stated in the consolidated financial statements of Eólica Holding S.A., after beginning of amortization.

FINEM XIV

▪  Semiannual Own Capital Index (ICP), defined by the ratio between Shareholders’ Equity over Total assets, of greater than or equal to 30% of total investment in the project, as well as a Debt Service Coverage Index of at least 1.3 during the amortization period.

FINEM XV

▪  Quarterly Own Capital Index (ICP) of at least twenty-five percent (25%), defined as the ratio between Shareholders’ Equity and Total Assets;

▪  Quarterly Debt Service Coverage Ratio of at least 1.2, during the amortization period.

 FINEM XVI

▪  Annual Debt Coverage Ratio of at least 1.20, during the amortization period.  Annual Consolidated Debt Service Coverage Ratio of at least 1.3 calculated based on the consolidated financial statements of Desa Eólicas S.A.

HSBC

▪  As of 2014, the Company must ensure that its ratio between Net Debt and EBITDA below 4.50 in June 2014, 4.25 in December 2014, 4.00 in June 2015 and below 3.50 in all following 6-month periods until settlement thereof.

NIB

▪  Half-yearly Debt Coverage Ratio of 1.2 times;

▪  Ratio of Total Debt to Shareholders’ Equity of greater than or equal to 30%;

▪  Coverage Ratio during Duration of Financing of greater than or equal to 1.7.

Banco do Brasil

▪  Annual Debt Service Coverage Ratio of at least 1.2, during the amortization period.

Banco do Brasil (*) – Working Capital CPFL Paulista, CPFL Piratininga and RGE

▪  Net debt divided by EBITDA: lower or equal to 3.75; and

▪  EBITDA divided by Financial Result: higher or equal to 2.25.

(*) Valid for debts contracted in 2010, the balance of which on December 31, 2014 stood at R$73,758 for CPFL Paulista, R$6,784 for CPFL Piratininga and R$31,894 for RGE.

Foreign currency loans - Bank of America, J.P Morgan, Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo, Santander, Sumitomo, Mizuho and HSBC (Law 4,131)

Foreign currency loans obtained through Law 4,131 are subject to certain restrictive covenants, some of which require the Company to maintain certain financial index in pre-established parameters, calculated semiannually.

The indexes required are: (i) indebtedness to EBITDA ratio: equal to or lower than 3.75; and (ii) EBITDA to financial income (expense) ratio equal to or higher than 2.25.

The definition of EBITDA in the Company, for purposes of determination of covenants, mainly takes into consideration the consolidation of subsidiaries, associates and joint ventures based on the interest held by the Company in the respective entities (both for EBITDA and for assets and liabilities).

Various loan and financing agreements of direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s or in its subsidiaries’ shareholders structures that result in the loss of the share control or of control over management of the Company by its current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the shareholders controlling group by the Company.

Furthermore, failure to comply with obligations or restrictions mentioned herein may lead to cross default, depending on the loan and financing contract.

The Company’s Management and that of its subsidiaries monitors these indexes systematically and on a constant basis, to ensure that all conditions are met. In the understanding of both the Company’s Management and that of its subsidiaries, all restrictive conditions and covenants were adequately met on December 31, 2014.

Debentures

Debentures are subject to certain restrictive covenants, some of which require the Company and its subsidiaries to maintain certain financial index in pre-established parameters. The main indexes include:

CPFL Paulista (6th issue and 7th issue), CPFL Piratininga (3rd, 6th and 7th issues), RGE (6th and 7th issues), CPFL Geração (3rd, 5th, 6th, 7th and 8th issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by the Company, of the following ratios:

▪  Net debt divided by EBITDA: lower or equal to 3.75;

▪  EBITDA divided by Financial Result: higher or equal to 2.25.

The definition of EBITDA in the Company, for purposes of determination of covenants, mainly takes into consideration the consolidation of subsidiaries, associates and joint ventures based on the interest held by the Company in the respective entities (both for EBITDA and for assets and liabilities).

CPFL Renováveis

- 1st issue CPFL Renováveis:

•       Operating debt coverage ratio: equal or greater than 1.00;

•       Debt coverage ratio: equal or greater than 1.05;

•       Net debt divided by EBITDA: lower or equal to 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 as from 2017;

•       EBITDA divided by Net Financial Debt: equal or greater than 1.75.

- 2nd issue CPFL Renováveis

•       Net Debt/EBITDA ratio of less than or equal to 6.0 for 2014, 5.6 for 2015, 4.6 for 2016 and 3.75 from 2017. These ratios are measured annually.

- 1st issue of direct subsidiary PCH Holding 2 S.A.:

•       Debt Service Coverage Ratio of the subsidiary Santa Luzia of greater than or equal to 1.2 from September 2014;

•       Net Debt/EBITDA ratio of less than or equal to 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017 onwards.

- 2nd issue Dobrevê Energia S.A. (DESA):

•   Maintaining a net debt/dividends ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018.

A number of debentures of subsidiaries and joint ventures are subject to early settlement in the event of changes in the Company’s or in the subsidiaries structure that result in the loss of the share control or of control over management of the Company by its current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and of its subsidiaries monitors these ratios systematically and constantly, in order to ensure compliance therewith. The Management of the Company and of its subsidiaries believes all the restrictive conditions and clauses are being complied with at December 31, 2014.

g) limits of use of funds already contracted

The percentages utilized for our previously contracted financing, referring to the last three fiscal years, are presented below:

			In 2014 - %limit
Type	Approval	Company	Released	Blaance
BNDES / Investiment - FINEM VI	In 2012	CPFL Paulista	67%	33	% ¹
BNDES / Investiment - FINEM V	In 2012	CPFL Piratininga	66%	34	% ¹
BNDES / Investiment - FINEM VI	In 2012	RGE	87%	13	% ¹
BNDES / Investiment - FINEM	In 2014	CPFL Santa Cruz	86%	14%
BNDES / Investiment - FINEM I	In 2014	CPFL Leste Paulista	51%	49%
BNDES / Investiment - FINEM	In 2014	CPFL Sul Paulista	57%	43%
BNDES / Investiment - FINEM V	In 2014	CPFL Jaguari	40%	60%
BNDES / Investiment - CCB Santander	In 2014	CPFL Mococa	41%	59%
BNDES / Investiment - FINEM VI	In 2012	CPFL Renováveis	95%	5	% ¹
BNDES / Investiment - FINEM XII	In 2012	CPFL Renováveis	98%	2	% ¹
BNDES / Investiment - FINEM XIII	In 2013	CPFL Renováveis	91%	-91%
BNDES / Investiment - FINEP I	In 2013	CPFL Renováveis	33%	-33%
BNDES / Investiment - FINEP II	In 2014	CPFL Renováveis	83%	-83%
BNDES / Investiment - FINEP III	In 2014	CPFL Renováveis	12%	-12%
BNDES / Investiment - FINEME	In 2014	CPFL Transmissão	55%	45%
BNDES / Investiment - FINEM	In 2014	CPFL Telecom	37%	63%

(1)   the outstanding balance was cancelled.

			In 2013 - %limit
Type	Approval	Company	Released	Blaance
BNDES / Investiment - FINEM VI	In 2012	CPFL Paulista	63%	37%
BNDES / Investiment - FINEM V	In 2012	CPFL Piratininga	60%	40%
BNDES / Investiment - FINEM VI	In 2012	RGE	84%	16%
BNDES / Investiment - FINEM I	In 2012	CPFL Leste Paulista	87%	13%
BNDES / Investiment - FINEM I	In 2012	CPFL Sul Paulista	84%	16%
BNDES / Investiment - FINEM VI	In 2012	CPFL Renováveis	84%	16%
BNDES / Investiment - FINAME III	In 2012	CPFL Renováveis	70%	30%
BNDES / Investiment - FINEM XII	In 2013	CPFL Renováveis	85%	15%
¹ Outstanding balance was canceled

			In 2012 - %limit
Type	Approval	Company	Released	Blaance
BNDES / Investiment - FINAME I	In 2010	CPFL Renováveis	95%	5%
BNDES / Investiment - FINEM VI	In 2012	CPFL Paulista	43%	57%
BNDES / Investiment - FINEM V	In 2012	CPFL Piratininga	38%	62%
BNDES / Investiment - FINEM VI	In 2012	RGE	50%	50%
BNDES / Investiment - FINEM I	In 2012	CPFL Santa Cruz	96%	4%
BNDES / Investiment - FINEM I	In 2012	CPFL Leste Paulista	86%	14%
BNDES / Investiment - FINEM I	In 2012	CPFL Sul Paulista	82%	18%
BNDES / Investiment - FINEM VI	In 2012	CPFL Renováveis	82%	18%
BNDES / Investiment - FINEM VIII	In 2012	CPFL Renováveis	47%	53%
BNDES / Investiment - FINAME III	In 2012	CPFL Renováveis	47%	53%

(2)   the outstanding balance was cancelled.

h) significant changes in each item of the financial statements

Management has presented consolidated balance sheets and financial statements of income for the fiscal years ended December 31, 2014, 2013 and 2012 with demonstrations of all variations and comments on the most relevant.

Comments on the most relevant variations in Assets:

		Consolidated Balance Sheet (in R$ million)
ASSETS	2014	HA%	VA%	2013	HA%	VA%	2012	VA%

Current Assets
Cash and cash equivalents	4,357	3.6%	12.4%	4,206	72.7%	13.6%	2,435	8.4%
Consumers, Concessionaires and Licensees	2,251	12.1%	6.4%	2,008	-8.9%	6.5%	2,205	7.6%
Dividends and interest on shareholders´ equity recei	54	-1.4%	0.2%	55	0.5%	0.2%	55	0.2%
Financial investments	5	-78.5%	0.0%	25	306.7%	0.1%	6	0.0%
Recoverable taxes	330	25.6%	0.9%	262	4.6%	0.8%	251	0.9%
Derivatives	23	1162.5%	0.1%	2	100.0%	0.0%	1	0.0%
Sector financial assets	611	100.0%	1.7%	-			-
Materials and supplies	19	-14.4%	0.1%	22	-41.6%	0.1%	37	0.1%
Leases	12	15.2%	0.0%	11	10.4%	0.0%	10	0.0%
Financial asset of concession	540	100.0%	1.5%	-	-100.0%	0.0%	34	0.1%
Other credits	1,011	50.2%	2.9%	673	31.8%	2.2%	511	1.8%
Total current assets	9,215	26.8%	26.3%	7,264	31.0%	23.4%	5,545	19.2%

Noncurrent assets
Consumers, concessionaires and licensees	123	-19.8%	0.4%	154	-5.0%	0.5%	162	0.6%
Loans to associates and joint ventures	101	16.2%	0.3%	87	100.0%	0.3%	-	0.0%
Escrow deposits	1,162	1.7%	3.3%	1,143	1.6%	3.7%	1,125	3.9%
Recoverable taxes	144	-16.7%	0.4%	173	-16.3%	0.6%	207	0.7%
Sector financial assets	322	100.0%	0.9%	-			-
Derivatives	585	84.7%	1.7%	317	-34.9%	1.0%	486	1.7%
Deferred taxes credits	938	-19.7%	2.7%	1,169	-7.1%	3.8%	1,258	4.3%
Leases	35	-7.0%	0.1%	38	19.3%	0.1%	32	0.1%
Financial asset of concession	2,835	1.7%	8.1%	2,787	19.0%	9.0%	2,343	8.1%
Investment at cost	117	0.0%	0.3%	117	0.0%	0.4%	117	0.4%
Other credits	389	31.3%	1.1%	296	-13.9%	1.0%	344	1.2%
Investment in joint ventures	1,099	6.4%	3.1%	1,033	1.0%	3.3%	1,022	3.5%
Property, plant and equipment	8,878	15.0%	25.3%	7,717	8.6%	24.9%	7,104	24.6%
Intangible Assets	9,156	4.7%	26.1%	8,748	-4.7%	28.2%	9,180	31.7%
Total noncurrent assets	25,884	8.9%	73.7%	23,778	1.7%	76.6%	23,379	80.8%
	-
Total Assets	35,099	13.1%	100.0%	31,043	7.3%	100.0%	28,924	100.0%

Cash and cash equivalents:

Balance of R$4,357 million in 2014, representing 12.4% of total assets, for a 3.6% (R$151 million) increase over 2013, due to: (i) cash flow of R$1,593 million provided by operating activities, mainly adjusted net income (R$4,463 million), offset by the payment of debt service charges and debentures (R$1,334 million) and income tax and social contribution (R$552 million) and sector assets and liabilities that were not received (R$911 million); (ii) use of R$933 million in investment activities mainly focused on the acquisition of intangible and fixed assets (R$1,062 million), mainly investments in distribution infrastructure and renewable generation and (iii) use of R$509 million resulting from financing activities, mainly due to the payment of dividends (R$1,017 million), offset by funding through loans and debentures, net of amortization (R$507 million).

Balance of R$4,206 million in 2013, representing 13.6% of total assets, for a R$1,771 million increase (72.7%) over 2012, resulting from: (i) cash generation of R$2,518 million resulting from operational activities, mainly adjusted net income (R$4,227 million), offset by the payment of debt and debenture charges (R$1,093 million) and income and social contribution taxes (R$560 million); (ii) cash generation of R$948 million resulting from financing activities, resulting from the funding of loans and debentures, net of amortization, and a public offering of shares (R$1,837 million), offset by the payment of dividends (R$839 million) and (iii) use of cash in the amount of R$1,695 million in investment activities, particularly the acquisition of intangible assets and property, plant and equipment (R$1,734 million), more specifically investments in distribution and renewable generation infrastructure.

The balance of R$2,435 million in 2012, equal to 8.4% of total assets, down R$228 thousand (8.6%) from 2011, was mainly the result of: (i) use of R$3,361 million in cash in investment activities, mainly the addition and acquisition of intangible assets and property, plant and equipment (R$2,460 million) and acquisition of shareholding interest (R$879 million), offset by (ii) the generation of R$1,989 million in cash from operational activities, mainly adjusted net income (R$3,945 million), offset by the increase/decrease in operating assets and liabilities (R$321 million), the payment of charges on debt and debentures (R$866 million) and the payment of income and social contribution taxes (R$769 million); and (iii) the generation of R$1,143 million in cash from financing activities due to loan and debenture funding, net of amortizations (R$2,550 million), offset by dividend payments (R$1,407 million).

Consumers, concessionaires and licensees:

Balance of R$2,375 million in 2014, equivalent to 6.8% of total assets, increased 12.1% (R$213 million) over 2013, mainly due to an increase in average tariffs among the three main distributors.

The balance of R$2,008 million in 2013, equivalent to 6.5% of total assets, was down R$197 million (8.9%) from 2012, mainly as a result of 16.3% lower average tariffs.

The balance of R$2,205 million in 2012, equivalent to 7.6% of total assets, was up R$344 million (18.5%) from 2011, mainly as a result of an increase in sales (billed in December 2012, compared with December 2011).

Deferred Tax credit and debt:

The balance of net tax debt came to R$447 million in 2014, increasing R$499 million, compared to the balance of net tax credit of R$52 million in 2013, mainly due to temporary differences that cannot be deducted from income tax (R$288 million) and social contribution (R$105 million), mainly due to intangible assets – explotation rights/authorization from indirect subsidiaries acquired and tax benefits on incorporated goodwill (R$63 million).

Net tax credits of R$52 million in 2013, down R$50 million compared to net tax credits of R$102 million in 2012, the amount and variation of which in 2012 and 2013 is irrelevant for the Company.

Financial Asset of Concession:

The balance of R$3,375 million in 2014, R$2,787 million in 2013 and R$2,377 million in 2012, equivalent to 9.6%, 9.0% and 8.2% of total assets, respectively, represent increases of R$588 million (21.1%), R$410 million (17.2%) and R$966 million (70.2%), respectively, as a result of infrastructure investments for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system, as well as adjusted cash flow expectation.

Property, Plant and Equipment:

The balance of R$8,878 million in 2014, equal to 25.3% of total assets, increased 15.0% (R$1,161 million) over 2013, mainly as a result of acquired assets recorded on the date of acquisition of Rosa dos Ventos and DESA, in the amount of R$1,346 million and investments in the amount of R$338 million, mainly in projects under construction by CPFL Renováveis, partially offset by depreciation in the fiscal year of R$421 million and a write-off of R$97 million.

The balance of R$7,717 million in 2013, equal to 24.9% of total assets, increased by R$613 million (8.6%) over 2012, mainly resulting from a R$931 million investment, mainly in the construction of CPFL Renováveis in the amount of R$826 million, offset by depreciation of R$331 million in the fiscal year.

Intangible Assets:

Balance of R$9,156 million in 2014, equal to 26.1% of total assets, increased 4.7% (R$408 million) over 2013, due to (i) intangible assets from business combination recognized on the date of the acquisition of DESA and Rosa dos Ventos by the subsidiary CPFL Renováveis, in the amount of R$860 million; (ii) investments in expansion, maintenance, improvement, modernization and reinforcement of the electrical system in the amount of R$729 million;  offset by (iii) amortization in the fiscal year of R$740 million and (iv) the transfer of financial concession assets in the amount of R$436 million.

The balance R$8,748 million in 2013, equal to 28.2% of total assets, decreased by R$432 million (4.7%) from 2012, mainly due to: (i) R$727 million in amortization in the fiscal year; (ii) transfers to the financial asset of the concession and other assets in the amount of R$521 million and R$43 million respectively; offset by (iii) investments for expansion, maintenance, improvements, modernization and strengthening of the electrical system in the amount of R$861 million.

Comments on the most relevant variations in Liabilities:

		Consolidated Balance Sheet (in R$ million)
LIABILITIES AND SHAREHOLDERS' EQUITY	2014	HA%	VA%	2013	HA%	VA%	2012	VA%

Current Liabilities
Suppliers	2,374	26.0%	6.8%	1,885	11.6%	6.1%	1,689	5.8%
Accrued Interest on Debts	98	-22.5%	0.3%	126	-8.8%	0.4%	138	0.5%
Accrued Interest on Debentures	293	80.8%	0.8%	162	70.7%	0.5%	95	0.3%
Loans and Financing	1,094	-27.8%	3.1%	1,515	6.7%	4.9%	1,419	4.9%
Debentures	2,042	5755.9%	5.8%	35	-88.8%	0.1%	310	1.1%
Post-employment benefit obligation	85	11.1%	0.2%	77	48.6%	0.2%	52	0.2%
Regulatory charges	44	35.3%	0.1%	32	-70.8%	0.1%	111	0.4%
Taxes and Social Contributions Payable	436	37.2%	1.2%	318	-26.0%	1.0%	430	1.5%
Dividends and Interest on Equity	19	-10.1%	0.1%	21	-20.0%	0.1%	27	0.1%
Accrued liabilities	70	3.9%	0.2%	68	-6.1%	0.2%	72	0.2%
Derivatives	0	100.0%	0.0%	-	100.0%	0.0%	0	0.0%
Sector financial liabilities	22	100.0%	0.1%	-			-
Public Utilities	4	7.0%	0.0%	4	24.6%	0.0%	3	0.0%
Other accounts payable	836	26.0%	2.4%	664	6.5%	2.1%	623	2.2%
Total current liabilities	7,417	51.2%	21.1%	4,906	-1.3%	15.8%	4,968	17.2%

Noncurrent liabilities
Suppliers	1	100.0%	0.0%	-	-100.0%	0.0%	4	0.0%
Accrued Interest on Debts	61	39.9%	0.2%	43	-30.3%	0.1%	62	0.2%
Accrued Interest on Debentures	-	-100.0%	0.0%	32	100.0%	0.1%	-	0.0%
Loans and Financing	9,427	24.9%	26.9%	7,546	-1.5%	24.3%	7,658	26.5%
Debentures	6,136	-18.9%	17.5%	7,562	30.6%	24.4%	5,790	20.0%
Post-employment benefit obligation	518	47.8%	1.5%	351	-57.8%	1.1%	831	2.9%
Taxes and Social Contributions Payable	-	-100.0%	0.0%	33	100.0%	0.1%	-	0.0%
Deferred taxes debits	1,385	24.0%	3.9%	1,117	-3.4%	3.6%	1,156	4.0%
Reserve for tax, civil and labor risks	491	4.9%	1.4%	468	34.1%	1.5%	349	1.2%
Derivatives	13	351.5%	0.0%	3	100.0%	0.0%	-	0.0%
Public Utilities	81	2.0%	0.2%	79	4.2%	0.3%	76	0.3%
Other accounts payable	184	76.7%	0.5%	104	-23.4%	0.3%	136	0.5%
Total noncurrent liabilities	18,297	5.5%	52.1%	17,339	7.9%	55.9%	16,063	55.5%

Shareholders' Equity
Capital	4,793	0.0%	13.7%	4,793	0.0%	15.4%	4,793	16.6%
Capital Reserves	468	62.7%	1.3%	288	26.0%	0.9%	228	0.8%
Profit Reserves	651	7.9%	1.9%	603	8.4%	1.9%	556	1.9%
Reserve of retained earnings for investment	-	-100.0%	0.0%	109	-66.7%	0.4%	327	1.1%
Statutory reserve - financial asset of concession	330	24.7%	0.9%	265	100.0%	0.9%	-	0.0%
Statutory reserve - working capital improvement	555	100.0%	1.6%	-	0.0%	0.0%		0.0%
Dividend	(0)	-100.0%	0.0%	568	24.5%	1.8%	456	1.6%
Other Comprehensive Income	146	-63.3%	0.4%	398	100.0%	1.3%	(37)	-0.1%
Retained earnings	(0)	100.0%	0.0%	(0)	-100.0%	0.0%	56	0.2%
	6,944	-1.1%	19.8%	7,024	10.1%	22.6%	6,381	22.1%
Equity attributed to noncontrolling shareholders	2,441	37.5%	7.0%	1,775	17.5%	5.7%	1,510	5.2%
Total Shareholders' Equity	9,385	6.7%	26.7%	8,799	11.5%	28.3%	7,891	27.3%
Total Liabilities and Shareholders' Equity	35,099	13.1%	100.0%	31,043	7.3%	100.0%	28,923	100.0%

Suppliers:

The balance of R$2,374 million in 2014, representing 6.8% of total liabilities and shareholders’ equity, increased by 26.0% (R$489 million) from 2013, mainly due to (i) an increase in the cost of energy purchased in the amount of R$595 million and (ii) partially offset by a reduction in material and service suppliers in the amount of R$88 million.

The balance of R$1,885 million in 2013, equivalent to 6.1% of total liabilities and shareholders’ equity, was up R$196 million (11.6%) over 2012, mainly as a result of (i) an increase in the cost of energy purchased of R$329 million; and (ii) partially offset by a reduction in changes for use of the Transmission and Distribution systems of R$152 million.

Loans, financing and debentures:

The balance of R$19,150 million in 2014 of total debt including loans, debentures and respective charges, accounting for 54.6% of total liabilities and shareholders' equity, increased by 12.5% (R$2,129 million) over 2013, mainly due to new funding in the amount of R$3,186 million due to the strategic plan for expansion of generation and distribution businesses; charges and monetary adjustment of R$612 million; debt recognized on the date of acquisition of Rosa dos Ventos and DESA in the amount of R$1,010 million, partially offset by amortization in the amount of R$2,679 million.

The balance of R$17,021 million in 2013 of total debt, including loans, debentures and respective charges, equal to 54.8% of total liabilities and shareholders’ equity, was up R$1,548 million (10.0%) over 2012, mainly due to the hiring of new funds in the amount of R$5,958 million to back the strategic business expansion plan, financing for projects under construction by CPFL Renováveis, partially offset by amortization in the amount of R$4,449 million.

Main funding in 2014, 2013 and 2012 is disclosed in the Financial Statements.

Capital Reserve:

The 2014 balance of R$468 million, equal to 1.3% of total liabilities and shareholders’ equity, was accrued due to: (i) the business combination of DESA by the subsidiary CPFL Renováveis in 2014, of R$180 million; (ii) the public offering of CPFL Renováveis, in 2013, of R$60 million; and (iii) the business combination of CPFL Renováveis in 2011, of R$228 million.

Legal Reserve:

This variation refers to the accrual of the Legal Reserve, equal to 5% of Net Income in each of fiscal years.

Statutory reserve – financial asset of concession:

Relates to the effect of booking changes in the expected cash flow from financial asset of concession in the Fiscal Year’s profit or loss of distribution subsidiaries. The total amount booked is retained, given that this result will only come to fruition at the moment of indemnification, which occurs at the end of the concessions.

The balance of R$327 million in 2012 was recorded as a profit retention reserve for investment. In 2013, with the creation of the Bylaws reserve – concession financial asset, the 2012 balance of profit retention reserve was reclassified as part of the Bylaws reserve for adjustments to the concession financial asset.

Statutory reserve – working capital improvement:

For the fiscal year, considering that the Company has already distributed R$422 million in dividends, surpassing the mandatory minimum, and due to (i) the current adverse economic scenario, (ii) impossibility to forecast hydrologic conditions and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$555 million to the statutory reserve for working capital improvement.

Comments on the most relevant variations in the Statement of Income:

		Consolidated Statement of Income (in R$ million)
	2014	HA%	VA%	2013	HA%	VA%	2014	VA%

Operating Income	22,796	17.9%	131.7%	19,339	-9.7%	132.2%	21,422	142.3%
Electricity sales to final consumers	10,246	19.3%	59.2%	8,591	1.2%	58.7%	8,493	56.4%
Electricity sales to wholesalers	3,145	24.7%	18.2%	2,522	11.4%	17.2%	2,264	15.0%
Revenue from construction of concession
infrastructure	945	-5.9%	5.5%	1,004	-25.7%	6.9%	1,352	9.0%
Other operating revenues	8,460	17.1%	48.9%	7,222	-22.5%	49.3%	9,314	61.9%
Deductions from operating revenues	(5,490)	16.7%	-31.7%	(4,706)	-26.1%	-32.2%	(6,367)	-42.3%
Net operating revenue	17,306	18.3%	100.0%	14,634	-2.8%	100.0%	15,055	100.0%
Cost of electric energy	(10,643)	29.8%	-61.5%	(8,197)	6.1%	-56.0%	(7,726)	-51.3%
Electricity purchased for resale	(10,158)	36.0%	-58.7%	(7,469)	21.4%	-51.0%	(6,152)	-40.9%
Electricity network usage charge	(485)	-33.3%	-2.8%	(728)	-53.8%	-5.0%	(1,574)	-10.5%
Operating expenses	(4,123)	1.4%	-23.8%	(4,067)	-10.8%	-27.8%	(4,558)	-30.3%
Personnel	(852)	17.8%	-4.9%	(724)	2.2%	-4.9%	(708)	-4.7%
Post-employment benefit	(48)	-21.9%	-0.3%	(62)	-477.4%	-0.4%	16	0.1%
Materials	(118)	11.0%	-0.7%	(106)	-51.2%	-0.7%	(218)	-1.4%
Outside services	(526)	8.0%	-3.0%	(487)	-12.2%	-3.3%	(555)	-3.7%
Depreciation and Amortization	(875)	15.4%	-5.1%	(758)	-9.8%	-5.2%	(840)	-5.6%
Intangible of concession amortization	(285)	-4.0%	-1.6%	(297)	3.8%	-2.0%	(286)	-1.9%
Cost of construction of concession infrastructure	(942)	-6.2%	-5.4%	(1,004)	-25.7%	-6.9%	(1,352)	-9.0%
Other	(476)	-24.4%	-2.8%	(629)	2.1%	-4.3%	(616)	-4.1%
Income from electric energy service	2,540	7.2%	14.7%	2,370	-14.5%	16.2%	2,771	18.4%
Financial income (expense)	(1,089)	12.1%	-6.3%	(971)	26.6%	-6.6%	(768)	-5.1%
Income	890	27.3%	5.1%	699	-2.9%	4.8%	720	4.8%
Expenses	(1,980)	18.5%	-11.4%	(1,671)	12.3%	-11.4%	(1,488)	-9.9%
Interest in subsidiaries	60	-50.7%	0.3%	121	100.0%	0.8%	-	0.0%
Income before taxes	1,510	-0.6%	8.7%	1,519	-24.2%	10.4%	2,003	13.3%
Social contribution	(169)	7.8%	-1.0%	(157)	-21.2%	-1.1%	(199)	-1.3%
Income tax	(455)	10.0%	-2.6%	(413)	-24.5%	-2.8%	(548)	-3.6%
Net Income	886	-6.6%	5.1%	949	-24.5%	6.5%	1,257	8.3%

Net income attributable to controlling
shareholders	949	1.3%	5.5%	937	-23.5%	6.4%	1,226	8.1%
Net income attributable to noncontrolling
shareholders	(63)	-640.0%	-0.4%	12	-62.3%	0.1%	31	0.2%

Net operating revenue:

Net operating revenue is the sum of revenue from electric energy operations, other operating revenue and deductions from operating revenue (taxes and sector contributions). Below is a comparative table of revenue from 2014, 2013 and 2012:

		2014			2013		2012
	R$	GWh	AH %	R$	GWh	AH %	R$	GWh
Net operating revenue
Residential	6,534	16,501	14.4%	5,710	15,426	-13.9%	6,632	14,567
Industrial	3,872	14,144	7.4%	3,605	14,691	-11.8%	4,086	14,536
Commercial	3,471	9,437	17.4%	2,956	8,837	-12.8%	3,389	8,714
Rural	497	2,326	19.7%	415	2,081	-15.7%	493	2,093
Public Administration	477	1,295	17.1%	407	1,234	-9.8%	451	1,220
Public Lighting	315	1,622	10.8%	284	1,586	-17.6%	345	1,525
Public Services	567	1,861	16.5%	487	1,820	-10.4%	543	1,864
(-) Adjustment of excess and surplus revenue of reactive	(84)	-	40.7%	(60)	-	142.4%	(25)	-
Billed	15,648	47,187	13.4%	13,805	45,675	-13.3%	15,914	44,519
Own comsuption	-	34	0.0%	-	34	0.0%	-	33
Unbilled (Net)	63		-14.1%	74		-46.3%	137
Emergency Charges - ECE/EAEE	-		0.0%	-		0.0%	-
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(5,465)		3.4%	(5,287)		-30.0%	(7,558)
Electricity sales to final consumers	10,246	47,221	19.3%	8,591	45,709	1.2%	8,493	44,552
Furnas Centrais Elétricas S.A.	478	3,026	8.1%	442	3,026	7.3%	412	3,034
Other Concessionaires and Licensees	1,691	9,628	-9.8%	1,874	10,918	15.8%	1,619	9333
Current Electric Energy	976	2,334	374.0%	206	1,031	-11.6%	233	2,062
Electricity sales to wholesaler´s	3,145	14,988	24.7%	2,522	14,975	11.4%	2,264	14,428
Revenue due to Network Usage Charge - TUSD - Captive Consumers	5,465		3.4%	5,287		-30.0%	7,558
Revenue due to Network Usage Charge - TUSD - Free Consumers	991		2.6%	966		-31.6%	1,412
(-) Adjustment of revenue surplus and excess responsive	(18)		23.7%	(15)		94.8%	(7)
Revenue from construction of concession infrastructure	945		-5.9%	1,004		-25.7%	1,352
Sector financial assets and liability	911		100.0%	-		0.0%	-
Resources provided by the energy development account - CDE	771		22.8%	628		1105.2%	52
Other Revenue and Income	341		-4.2%	356		18.9%	299
Other operating revenues	9,405		14.3%	8,226		-22.9%	10,666
Total gross revenues	22,796		17.9%	19,339		-9.7%	21,422
ICMS	(3,107)		11.9%	(2,777)		-12.6%	(3,179)
PIS	(336)		23.8%	(271)		-8.9%	(298)
COFINS	(1,548)		24.1%	(1,247)		-8.9%	(1,369)
ISS	(8)		36.8%	(6)		12.5%	(5)
Global Reversal Reserve - RGR	(2)		-37.7%	(4)		-96.3%	(101)
Fuel Consumption Account - CCC	-		-100.0%	(34)		-94.2%	(598)
Energy Development Account - CDE	(272)		74.9%	(155)		-73.4%	(584)
Research and Development and Energy Efficiency Programs	(118)		5.8%	(111)		-28.3%	(155)
PROINFA	(101)		1.3%	(99)		27.4%	(78)
Emergency Charges - ECE/EAEE	-		0.0%	-		0.0%	-
IPI	-		0.0%	-		0.0%	-
FUST e FUNTEL	-		0.0%	-		0.0%	-
Deductions from operating revenues	(5,490)		16.7%	(4,706)		-26.1%	(6,367)
Net revenue	17,306		18.3%	14,634		-2.8%	15,055

Main variations in Net Operating Revenue between 2014 and 2013:

Gross Operating Revenue:

Gross operating revenue in 2014 to R$ 22,796 million, grew 17.9% (R$ 3,457 million) from 2013.

 This variation was mainly the result of the following factors::

•       13.4% increase (R$1,843 million) in billed supply, justified by: (i) a 9.7% (R$1,342 million) increase in average tariffs, as well as a 3.3% (R$501 million) increase in the amount of energy sold;

•       24.7% (R$623 million) increase in electric energy sold to wholesalers, mainly driven by (i) a R$770 million increase in the amount of energy sold to wholesalers in the spot market due to the 109.4% (R$225 million) increase in average price and the 126.4% (R$545 million) increase in the amount of energy sold; (ii) R$36 million increase in sales to Furnas – due to the IGP-M inflation index, offset by: (iii) a R$184 million decrease in other concessionaires and permit holders, mainly due to the 11.8% (R$227 million) decrease in the amount of energy sold and an increase in average price of 2.3% (R$43 million).

•       R$911 million increase related to the accrual basis recognition of our contractual right to pass on these incremental costs to consumers through subsequent tariffs or to pay or receive payment from the granting authority for the remaining amounts at the expiry of the concession (see notes 3.14 and 8 to our audited consolidated financial statements).

•       3.3% (R$268 million) increase in other operating income, mainly due to: (i) an increase in low-income subsidies and tariff discounts with CDE funds (R$143 million), (ii) increased TUSD revenue from captive consumers (R$177 million) mainly driven by an increased tariff, partially offset by (iii) a 5.9% (R$59 million) decrease in revenue from concession infrastructure construction, due to lower investment levels.

Deductions from Operating Income:

Deductions from Operating Income in 2014 came to R$5,490 million, increasing 16.7% (R$784 million) from 2013.  The main factors in this variation were:

•       11.9% (R$329 million) increase in ICMS taxes, mainly due to greater billed supply;

•       24.0% (R$365 million) increase in PIS and COFINS taxes, mainly due to an increase in billed supply and sale of electric energy to wholesalers and other revenue; and

•       21.9% (R$88 million) in sector charges, resulting from (i) the Account for Energy Development – CDE (R$116 million), (ii) R&D and Energy Efficiency Program (R$6 million), partially offset by a decrease in the Fuel Consumption Account - CCC (R$34 million).

Main Variations in Net Operating Revenue between 2013 and 2012:

Gross Operating Revenue:

Gross Operating Revenue in 2013 came to R$19,339 million, down 9% (R$1,910 million) from 2012.

This variation was mainly the result of the following factors:

•       13.3% (R$2,109 million) decrease in billed supply, justified by: (i) a 15.4% (R$2,451 million) decrease in effective average tariffs, partially offset by the 2.5% (R$341 million) increase in the amount of electric energy sold;

•       20.8% (R$434 million) increase in sale of electric energy to wholesalers, mainly driven by: (i) CPFL Renováveis (R$178 million), resulting from the beginning of operations at the  Atlântica, Salto Goes, Bio Coopcana, Bio Alvorada, Campo dos Ventos II and Solar plants; (ii) R$396 million increase in other concessionaires and permit holders, mainly driven by the 17.0% increase in the amount of electric energy sold and 8.4% increase in average price; (iii) R$30 million increase in sales to Furnas – IGP-M effect; and (iv) R$8 million increase in the sale of electric energy in the short term due to an average price increase of 108.3%;

•       25.7% (R$348 million) decrease in revenue from concession infrastructure construction, resulting from lower amounts of investment.

•       10.1% (R$177 million) increase in other operating revenue, mainly due to: (i) an increase in low-income subsidies and tariff discounts using CDE funds (R$576 million), (ii) leasing and rent (R$23 million); (iii) an increase in revenue from the service segment (R$28 million), offset by a decrease in revenue from electrical grid availability – TUSD to free consumers (R$447 million), mainly resulting from tariff reductions.

Deductions from Operating Revenue:

Deductions from Operating Revenue in 2013 came to R$4,706 million, down 26% (R$1,652 million) from 2012, mainly as a result of the following factors:

•       A 12.6% (R$402 million) decrease in ICMS taxes, mainly due to a drop in billed supply;

•       An 8.8% (R$147 million) decrease in PIS and COFINS, basically due to reduced supply and sale of electric energy to wholesalers and other revenue;

•       An 85.0% (R$1,090 million) decrease in sector charges, namely: (i) Overall Reversal Reserve – RGR (R$97 million); Fuel Consumption Account - CCC (R$564 million) and (iii) Energy Development Account - CDE (R$429 million).

Main variations in the Cost of Electric Energy in 2014 compared to 2013:

The Cost of Electric Energy in 2014 came to R$10,643 million, up 29.8% (R$2,446 million) compared to 2013, driven by the following variations:

•       Electric Energy Purchased for Resale:

36.0% (R$2,689 million) increase mainly due to rising average prices, driven by exposure and variation in the calculation of "PLD" prices, price adjustments and exchange variation in purchases from Itaipu.

•       Distribution System Use Charges:

33.3% (R$242 million) decrease mainly due to (i) System service charges - ESS (R$422 million) net of inflows from CCEE; (ii) Reserve Energy Charges (R$22 million); offset by (iii) increased Basic Network Charges (R$168 million) due to transmission adjustments and (iv) a decrease in PIS and Cofins tax credits (R$27 million).

Main variations in the Cost of Electric Energy in 2013, compared to 2012:

The Cost of Electric Energy in 2013 came to R$8,197 million, up 0.7% (R$56 million) over 2012, driven by the following:

•       Electric Energy Purchased for Resale:

Increased by 11% (R$739 million), due mainly to increases in average prices, driven by the increased exposure and change in the calculation of the “PLD” price, of price adjustments and the exchange variation in the purchase from Itaipu.

•       Distribution System Use Charges:

Decreased by 52.2% (R$795 million), mainly as a result of Basic Network Charges (R$568 million), given the adjustment of transmission companies, Reserve Energy Charges (R$52 million) and system service charges – ESS (R$57 million), net of cost recovery through injections from CDE and Connection Charges (R$35 million)

Operating Costs and Expenses:

Main variations in Operating Costs and Expenses in 2014 compared to 2013:

Operating Costs and Expenses came to R$4,123 million, down 1.4% (R$55 million) from 2013.  This variation was due to:

•       R$129 million (17.8%) increase in personnel expenses, driven by an 8.9% growth in headcount and the recognition of expenses with DESA personnel in the last quarter of 2014.

•       R$117 million increase in depreciation and amortization, mainly due to the operational startup of new investments in our subsidiaries and assets recognized due to the acquisition of DESA;

•       R$39 million increase in outsourced services;

•       R$62 million (6.2%) decrease in expenses related to construction of concession infrastructure, due to lower investments in improvements and expansion of distribution system;

•       R$13 million decrease in employee expenses due to our post-employment benefit obligation as of December 31, 2014;

•       R$165 million (17.8%) decrease in other operating expenses, mainly due to: (i) a R$237 million decrease in legal, court and indemnification expenses; partially offset by (ii) a decrease of R$60 million in the net income related to disposal and decommissioning and other noncurrent assets, which resulted in a net loss of R$21 million for the year ended December 31, 2014 and (iii) a R$13 million increase in expenses related to allowance for loan losses mainly resulting from accounts receivable from consumers.

Main Variations in Operating Costs and Expenses between 2013 and 2012:

Operating Costs and Expenses came to R$4,067 million, down 5.5% (R$235 million) compared to 2012, mainly as a result of the following factors:

•       A R$347 million (25.7%) decrease in concession infrastructure construction costs, resulting from investments in distribution system improvements and expansion;

•       A R$28 million increase in employee pension plans, due to the results of actuarial calculations for 2013;

•       A R$64 million increase in depreciation and amortization, mainly resulting from the operational startup of new investments in our subsidiary CPFL Renováveis (R$59 million);

•       A R$32 million (5.4%) increase in other operating expenses, mainly resulting from: (i) the R$242 million increase in legal expenses and indemnifications; partially offset by (ii) a R$94 million reduction in loss/(gain) from sale and deactivation and other losses in non-current assets and (iii) a R$93 million decrease in the Allowance for Loan Losses, mainly resulting from accounts receivable from consumers; and

•       A R$54 million (10%) decrease in outsourced services, resulting from a general reduction of operating expenses;

Financial Result:

Main variations in Financial result in 2014 compared to 2013:

The Company posted a Net Financial Loss of R$1,089 million in 2014, increasing R$118 million from 2013, mainly due to:

•       A 27.3% (R$191 million) increase in financial income, driven by (i) an increase in earnings from financial investments (R$114 million); (ii) a R$105 million increase in financial income arising from an adjustment in the estimated cash flow of the financial assets of our concessions; (iii) increase in financial income arising from monetary adjustments of tax credits (R$17 million); offset by a R$44 million decrease in monetary adjustments of judicial deposits; and

•       Increase in financial expenses of 18.5% (R$309 million), mainly due to: (i) debt charges and monetary and exchange adjustments (R$316 million) mainly due to increased indebtedness, (ii) a decrease in capitalized borrowing costs (R$45 million) due to the startup of a number of renewable energy generation projects, offset by (iii) a decrease related to the adjustment in the estimated cash flow of the financial assets of our concessions (R$67 million) and (iv) an increase in other financial expenses (R$15 million).

Main Variations in Financial Result between 2013 and 2012:

Net Financial Result came to an expense of R$971 million in 2013, for an increase in expenses of R$394 million from 2012, mainly due to the following factors:

•       A decrease in financial income of 1.1% (R$8 million), resulting from (i) a R$159 million decrease in income from adjustments to cash flow expectations from the concession financial assets; (ii) additions and default fines (R$24 million); (iii) monetary and exchange restatement (R$6 million); (iv) Restatement of tax credits (R$2 million); partially offset by an increase in yield from financial investments (R$116 million) and the restatement of Escrow Deposits (R$68 million);

•       A 30% (R$386 million) increase in financial expenses, mainly due to: (i) debt charges and monetary and exchange restatement (R$281 million), mainly resulting from an increase in debt; (ii) adjustments to cash flow expectations (R$67 million); (iii) tax interest and fines (R$49 million), mainly resulting from the Special Installment Program – PEP.

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

The Company’s operational segments are separated in accordance with the internal structure of financial information and Management, segmented by type of business: distribution activities, conventional sources for generation, renewable sources for generation, commercialization and services.

The profitability of our segments varies. Our distribution segment reflects primarily sales to captive consumers and the collection of charges for the use of the distribution system (TUSD) from free consumers, at prices determined by the regulatory authority and the volume sold varies mainly in view of external factors such as weather, income level and economic growth of the country. This segment represented 79.0% of our net operating revenue in 2014 (79.1% in 2013), but its contribution to our net income was greater in 2014 at 95.3% of our net income for the year (by comparison, our distribution activities accounted for 76.5% of our net income in 2013 and 68.7% in 2012).

The contributions of distribution, conventional production, renewable generation, commercialization and services to net operating revenue and net income (loss) for the fiscal years ended December 31, 2014, 2013 and 2012 are presented below:

		Conventional	Renewable
	Distribution			Sale	Services
		generation	generation

2014
Net Operating Revenue	79.0%	6.9%	8.0%	12.6%	2.0%
Net income (loss)	95.3%	12.2%	-19.0%	15.3%	3.2%

2013
Net Operating Revenue	79.1%	6.3%	7.4%	12.6%	1.4%
Net income (loss)	76.5%	32.9%	-5.8%	3.8%	1.7%

2012
Net Operating Revenue	83.4%	5.6%	5.5%	12.7%	1.2%
Net income (loss)	68.7%	28.7%	0.7%	8.5%	2.2%

Our conventional generation sources segment consists in substantial part of hydroelectric plants, and our renewable generation sources segment consists of wind farms, biomass thermoelectric projects and small hydroelectric power plants. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Since these projects became operational, they generally result in a higher margin (operating income as a percentage of revenue) than the distribution segment, but have also contributed to higher interest expenses and other financing costs. For example, in 2014, our generation segment provided 9.1% of our operating profit, but due to the relative significance of the financial expenses, the segment’s contribution to net income was negative (-19.0%).

As of December 31, 2014, 2.9% of the property, plant and equipment in the renewable generation sources segment was under construction.

Our commercialization segment sells electricity to Free Consumers and other concessionaries or licensees.

Our value-added services segment provides a wide range of services related to electricity. These services aim to help our consumers improve their efficiency, costs and reliability of equipment.

Our segments also purchase and sell electricity and value-added services to and from one another. In particular, our generation (conventional and through renewable sources) and commercialization and service segments sell electricity and provide services to our distribution segment. The results by segment in our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another. However, the analysis of results by segment would be inaccurate if the same eliminations were carried out with respect to sales between segments. As a result, sales from one segment to another have not been eliminated in the discussion of results by segment.

Corporate services and other activities not related to previous segments are grouped into “Others”. Included in the presentation of the operating segments are items directly attributable to them, as well as any necessary allocations, including intangible assets and depreciations.

i. description of any important components of the revenue;

Our operating revenue is from distribution, generation (conventional and renewable sources), commercialization and services activities related to energy, as explained below:

•         Distribution: consists, in large part, of the supply of electric energy to captive customers, as well as the receipt of a tariff for use of the distribution network;

•         Generation: consists of the sale of energy generated by conventional sources (hydroelectric plants and thermoelectric plants) and alternative and renewable sources, such as small hydroelectric plants, wind farms and thermoelectric plants run on sugarcane biomass;

•         Commercialization: consists of supply and sale to wholesalers of electric energy to free customers, and sale to other concessionaires and licensees;

•         Services: consist of the rendering of value-added services related to electric energy, such as self-production systems, transmission systems, distribution systems, electric maintenance and equipment recovery, among other services provided.

ii. factors which materially affected the operational results

Operating Results - 2014 versus 2013

Net Operating Revenue

Compared to 2013, net operating revenue increased 18.3% (R$2,672 million) in 2014 to R$17,306 million.  The increase in operating revenue was mainly driven by an increase in the annual tariff adjustment among our distribution subsidiaries, impacting sales of electric energy to captive consumers and TUSD revenue from free consumers in our concession areas.  We also recognized R$911 million related to our contractual right to pass on these incremental costs to consumers through subsequent tariffs or to pay or receive payment from the granting authority for the remaining amounts at the expiry of the concession (see notes 3.14 and 8 to the consolidated financial statements).  Additionally, the commencement of operations of the Campo dos Ventos II Wind Farm, Atlântica Wind Complexes and Macacos I Wind Farm and the acquisition of Rosa dos Ventos and WF2 (DESA) contributed to the increase of net operating revenue as well. Net operating revenue also includes revenue from the construction of concession infrastructure in the amount of R$945 million, which does not affect results, given the corresponding costs in the same amount.

The following paragraphs describe changes to operating revenue by destination and segment, based on the items included under gross revenue.

Sales by Destination

Sales to final consumers

Compared to 2013, gross operating revenue from sales to final consumers increased 17.9% in 2014, for a total of R$22,796 million.  Gross operating revenue mainly reflects sales to captive consumers in the concession areas of our eight distribution subsidiaries, subject to the following tariff adjustments:

Distribution company tariffs are adjusted each year by specific percentages for each consumer category.  The month in which the tariff adjustment becomes effective varies.  Adjustments for major subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  In 2014, energy prices increased by an average of 9.7%, mainly due to annual tariff adjustments at the following distributors: CPFL Paulista (17.18%), RGE (21.82%) and CPFL Piratininga (19.73%), considering implementation dates.  See note 27 to the audited consolidated financial statements.  Average prices to Final Consumers in 2014 increased in all consumer categories:

•           Residential and commercial consumers.  Regarding captive consumers (accounting for 99.6% of all sales in these categories in the consolidated financial statements), average prices increased by 7.0% and 10.0%, respectively, given the annual tariff adjustment described above. With respect to Free Consumers, the average price for the commercial consumers increased 4.2%.

•           Industrial consumers. Average prices increased 12.1%, mainly due to tariff adjustments.  The average price to free industrial consumers increased by 6.6%. The increased average price to industrial consumers was the result of tariff increases, resulting from annual tariff adjustments on contracts for distribution system use ("TUSD”) by Free Consumers.

The total volume of energy sold to final consumers in 2014 increased 3.3% over 2013.  The volume sold to residential and commercial categories, which together account for 63.9% of sales to final consumers, increased 7.0% and 6.8%, respectively.  Growth in these categories is the result of excellent performance in income and the labor market, conformed by historically low unemployment levels and increased consumer credit in recent years.  These factors had a positive effect on retail sales and furniture and household appliance markets this year.

Energy sold to industrial consumers in 2014 fell 3.7% (equal to 24.7% of sales to Final Consumers) compared to 2013, reflecting modest industrial performance in the period.  In 2014, energy sold in this category to Captive Consumers and on the free market fell 2.0% and 6.3%, respectively, reflecting slowing economic activity, which had an impact on large industrial clients.  Furthermore, industrial consumers in our distribution concession areas that purchase from other suppliers on the free market also pay a fee for the use of our network, and this revenue is reflected in the audited financial statements under “Other Operating Income.”

Sale to Wholesalers

Compared to 2013, gross operating revenue from sales to wholesalers increased by 24.7% (R$623 million), for a total of R$3,145 million in 2014 (13.8% of gross operating revenue), mainly due to (i) a R$770 million increase in sales on the spot market (124.5% gain in volume and 111.1% in average price), mainly due to hydrologic conditions in 2014, which led market participants to purchase energy to meet assured power demands; (ii) an 8.1% (R$36 million) increase in sales to Furnas as a result of the tariff increase in relation to the effects of the IGP-M inflation index and offset by (iii) a 9.8% (R$184 million) decrease in energy sales to other concessionaires and licensees. For more information on net operating revenues from our segments, see – “Sales by Segment”.

Other operating income

Compared to 2013, other gross operating income increased by 3.1% (R$91 million) in 2014 for a total of R$3,030 million (13.3% of gross operating revenue), mainly due to (i) a 2.6% (R$25 million) increase in TUSD revenue from availability of the electrical network to free consumers that buy from other suppliers, resulting from annual tariff adjustments, net of the negative effect of energy sold to industrial consumers, which fell 3.7% in 2014 compared to 2013, (ii) 22.8% (R$143 million) increase in revenue from low-income subsidies; and (iii) a 17.5% (R$26 million) increase in rental activities revenue. These gains were partially offset by a 5.9% (R$59 million) decrease in revenue from concession infrastructure construction and a 64.4% (R$51 million) decrease in other revenue.

Deductions from operating revenue

We deduct certain taxes and sector charges from our gross operating revenue to determine our net revenue.  State value added tax (ICMS) is calculated based on billed supply and revenue from availability of the power network - TUSD, federal PIS and COFINS taxes calculated based on gross operating revenue, and energy efficiency and technological research and development programs in the electric power industry (regulatory charges), which are calculated based on net operating revenue, while other sector charges may vary depending on the regulatory effects of these tariffs.  These deductions represented 24.1% of gross operating revenue in 2014 and 24.3% in 2013.  Compared to 2013, deductions increased 16.7% (R$785 million), for a total of R$5,490 million in 2014, mainly due to: (i) an 11.9% (R$329 million) increase in ICMS tax expenses, driven by an increase in billed supply, (ii) a 24.0% (R$365 million) increase in PIS and COFINS taxes, mainly due to gains in gross operating revenue (basis for calculation of these taxes) and (iii) the net effect of a 21.9% (R$88 million) increase in regulatory charges, mainly driven by an increase in contributions to the CDE account.  See note 27 to the audited consolidated financial statements.

Sales by segment

Distribution

Compared to 2013, net operating revenue increased 18.1% (R$2,099 million), for a total of R$13,678 million in 2014.  This increase was mainly due to: (i) an increase in annual tariff revisions for our distribution companies, affecting the sale of energy to captive consumers  and TUSD revenue from Free Consumers in our concession area (R$1,836 million increase), (ii) accrual basis revenue recognition (R$911 million) related to our contractual right to pass on these incremental costs to consumers through subsequent tariffs or to pay or receive payment from the granting authority for the remaining amounts at the expiry of the concession (see notes 3.14 and 8 to our audited consolidated financial statements), (iii) a R$143 million increase in low-income subsidies and discounts to tariffs repaid by CDE Account funds (see note 27.4 to the consolidated financial statements), (iv) a R$66 million increase in sales to wholesalers, mainly due to the increase in short-term energy sales on the CCEE as a result of the amount of energy sold mainly by the subsidiaries CPFL Paulista, CPFL Piratininga and RGE. These increases were partially offset by a R$120 million decrease in revenue from construction of concession infrastructure, as a result of reduced investments in improvements and expansion by our distribution subsidiaries and an increase (representing reduced operating revenue) of R$725 million in operating revenue deductions, mainly due to the R$638 million increase in taxes (ICMS, PIS and COFINS) and a net increase of R$88 million in regulatory charges.

Generation (conventional sources)

Net operating revenue from our conventional generation segment came to R$1,190 million in 2014, up 26.8% (R$264 million) from R$926 million in 2013.  This increase was mainly due to (i) a 533.8% (R$124 million) increase in the volume of energy sold on the spot market and (ii) a 28.3% (R$145 million) increase in sales by our distribution subsidiaries, considering a 46.6% increase in average price offset by a 12.5% decrease in the volume of energy sold in the period.

Generation (renewable sources)

Net operating revenue from our renewable generation segment came to R$1,380 million in 2014, up 27.3% (R$296 million) from R$1,084 million in 2013.  This increase was mainly driven by an increase of 14.4% in the volume of energy sold as a result of (i) operational startup of the Campo dos Ventos II wind farm and Atlântica Wind Complex in the last quarter of 2013 and Macacos I wind farm in the second quarter of 2014 and (ii) the acquisition of Rosa dos Ventos in the first quarter of 2014 and DESA in the final quarter of 2014 (see note 13.7 to the audited consolidated financial statements).  Furthermore, an 11.5% increase in the average price of energy sold compared to 2013 contributed to an increase in net operating revenue.

Commercialization

Net operating revenue from our commercialization segment came to R$2,179 million in 2014, up 18.1% (R$334 million) from R$1,845 million in 2013.  This variation was mainly due to the R$572 million increase in sales to CCEE as a result of the increase in the volume (118.9%) and average price (142.1%) of the energy sold in comparison with 2013.  Increases were partially offset by a 21.3% (R$220 million) decrease in energy sold to other concessionaires and permit holders due to a reduction of 39.7% in the volume sold, partially offset by an increase of 30.6% in the average price.

Services

Net operating revenue from our service segment came to R$345 million in 2014, up 76.1% (R$144 million) from R$201 million in 2013.  This increase was mainly due to increase in sales by CPFL Serviços (both third parties and other subsidiaries), resulting from an effort to increase its portfolio of energy services and an increase in the volume of operations by CPFL Total.

Consolidated Result of Electric Energy Services

Cost of electric energy

Energy purchased for resale. Compared to 2013, the cost of energy purchased for resale increased 36.0% (R$2,689 million) in 2014, reaching R$10,158 million (69.1% of total operating costs and expenses), mainly due to a 33.3% increase in average price, reflecting: (i) an increase of R$2,292 million of energy purchased in the Free Market (reflecting an increase of 70.6% in the volume and 143.3% in the average price); (ii) an increase of R$2,051 million of the energy bought in the Regulated Market (reflecting an increase of 32.2% in the average price partially offset by a decrease of 1.5% in the volume purchased);  and (iii) an increase of R$85 million in purchases of energy from Itaipu which reflects an increase of 9.7% in the average price of energy bought (in reais), caused by the average depreciation of 8.5% of the real against the U.S. dollar during 2014, as the tariff in U.S. dollars remained substantially the same (decrease of 0.11% in comparison with 2013), and a 2.8% decrease in the volume of energy purchased.  These increases were partially offset by an increase of R$1,513 million in reimbursement of costs by CDE Account and an increase of R$257 million in tax credits from purchases of energy.

Electricity network usage charges. Compared to 2013, transmission and distribution use charges fell 33.3% (R$242 million) to R$485 million in 2014, mainly due to (i) an R$881 million decrease in System Service Charges, net of a R$168 million increase in Basic Network Charges resulting from increased tariffs for transmission companies and reimbursement of costs by the CDE account.  For further information on energy network use charges, see note 28 to the audited financial statements.

Other Operating Costs and Expenses

Other operating costs and expenses include operational costs, services provided to third parties, costs related to the construction of concession infrastructure, selling expenses and general expenses. Compared to 2013, these costs and expenses fell 1.4% (R$55 million) to R$4,123 million in 2014, mainly due to the following significant events: (i) R$129 million increase in personnel expenses, driven by 8.9% growth in the number of employees; (ii) R$117 million increase in depreciation and amortization expenses, mainly due to the operational startup of new investments and the acquisition of DESA in the final quarter of 2014 by the company’s subsidiary CPFL Renováveis (iii) R$60 million increase in expenses related to disposal and decommissioning and other noncurrent assets, which resulted in a net loss of R$21 million for the year ended December 31, 2014; (iv) R$39 million increase in outsourced services. These increases were partially offset by an R$237 million decrease in legal, court and indemnification expenses and an R$62 million reduction in expenses related to construction of concession infrastructure.

Results of Electric Energy Service

Compared to 2013, service results increased 7.2% (R$170 million) to a total of R$2,540 million in 2014, mainly as net operating revenue growth outpaced the growth in cost of energy and operating costs and expenses.

Results of Electric Energy Service by Segment

Distribution

Compared to 2013, results from electric energy service in the distribution segment increased 3.3% (R$52 million) to a total of R$1,603 million in 2014, driven by the net effect of electric energy service results, due to an 18.1% (R$2,099 million) increase in net operating revenue (as described above) and a 20.4% (R$2,048 million) increase in operating costs and expenses.  The main factors that contributed to variations in operating costs and expenses were:

Cost of electric energy: compared to 2013, cost of electric energy increased 31.5% (R$2,158 million) to a total of R$9,010 million in 2014.  The cost of energy purchased for resale increased 39.1% (R$2,410 million), reflecting an increase in average prices resulting from greater exposure and variation in the established “PLD” price, tariff adjustments and exchange rate variations in purchases from Itaipu.  Transmission and distribution system use charges fell 37.1% (R$252 million), mainly due to: (i) and an R$881 million decrease in System Services Charges due to recognition of the effects of Energy Reserve Account, or CONER (see note 28.1 to our consolidated financial statements), partially offset by (ii) a R$155 million in Basic Network Charges due to an increase in the tariffs of the transmission companies and (iii) a R$459 million decrease in the amounts reimbursed by the CDE for transmission and distribution system costs, which partially offset costs in 2013.

Other Operating Costs and Expenses. Compared to 2013, other operating costs and expenses in the distribution segment fell 3.5% (R$110 million) to R$3,066 million in 2014, mainly due to: (i) R$232 million decrease in legal, court and indemnification expenses (ii) a R$120 million decrease in infrastructure construction costs for investments in distribution in improvements and expansion; and (iii) a R$13 million decrease in employee expenses due to our post-employment benefit obligation as of December 31, 2014 (see note 19 to our audited annual consolidated financial statements).  This decrease was partially offset by: (i) R$74 million increase in third-party services (ii) R$97 million increase in personnel expenses given greater coverage of the profit sharing plan and a 5% increase in headcount; (iii) R$26 million increase in depreciation and amortization expenses and (iv) an R$53 million increase in results from the sale of non-current assets.

Generation (conventional sources)

Compared to 2013, results from electric energy service in the conventional generation segment decreased 13.9% (R$78 million) to R$482 million in 2014.  This decrease was mainly due to the 28.6% (R$265 million) increase in net operating revenue that lagged the 93.6% (R$343 million) increase in operating costs and expenses, mainly given the R$334 million increase in energy purchased for resale, for which average prices increased 260.5% in comparison with 2013, considering that our Hydroelectric Power Plants received an amount of energy lower than their Assured Energy in the MRE, which led them to purchase energy from other sources in the spot market. Additionally, this GSF represents an increase in the cost of energy purchased in the spot market compared with the cost of energy generated by us.

Generation (renewable sources)

Compared to 2013, results from electric energy service in the renewable generation segment increased 7.7% (R$17 million) to R$231 million in 2014.  Despite the 27.3% (R$296 million) increase in net operating revenue, operating costs and expenses grew by 32.2% (R$279 million) as a result of (i) a R$139 million increase in energy purchased for resale, as a result of an increase of 68.5% in the average prices, offset by a reduction of 9.2% in the volume purchased (ii) an R$84 million increase in depreciation and amortization due to the operational startup of CPFL Renováveis’ new plants and (iii) an increase of R$35 million in outsourced services

Commercialization

Compared to 2013, results from electric energy service in the commercialization segment increased 294.0% (R$153 million) to R$205 million in 2014.  This increase was driven by an 18.1% (R$334 million) increase in net operating revenue, which outpaced the 10.1% increase (R$181 million) in costs and expenses, mainly due to a R$186 million increase in energy purchased for resale given the 37.7% increase in average price, partially offset by a 19.6% decrease in the volume of energy purchased.  This increase was partially offset by an R$7 million decrease in charges for use of the distribution and transmission system.

Services

Compared to 2013, results from electric energy service in the service segment fell 238% (R$32 million) to R$45 million in 2014. Despite a 71.6% (R$144 million) increase in net operating revenue, operating costs and expenses increased 59.7% (R$112 million), mainly due to (i) a R$58 million increase in infrastructure construction costs for investments in transmission activities (ii) a R$24 million increase in personnel costs given 29.9% growth in headcount, and (iii) an R$20 million increase in expenses with materials and outsourced services.

Consolidated Net Income

Net Financial Expense

Compared to 2013, net financial expense increased 12.1% (R$118 million) from R$971 million in 2013 to R$1,089 million in 2014, mainly due to (i) R$309 million increase in financial expenses, offset by an R$191 million increase in financial income.

Increased financial income was driven by the following factors: (i) R$105 million increase related to adjustment in the estimated cash flow of the financial assets of concession in 2014 and (ii) R$114 million increase in income from financial investments, partially offset by a decrease of R$44 million in monetary adjustment of escrow deposits.

Increased financial expenses were driven by: (i) an increase in debt service charges and monetary and exchange variations (R$316 million) as a result of increased indebtedness and (ii) a decrease of R$45 million in capitalized borrowing costs, which means an increase in financial expenses, partially offset by a R$67 million reduction due to adjustment in the estimated cash flow of the financial assets of our concessions.

On December 31, 2014, our debt in Brazilian reais came to R$15,709 million (R$15,103 million at December 31, 2013), subject to interest rates and inflation, calculated based on several rates and indexes found on the Brazilian financial market.  The Company also has the equivalent of R$3,441 million (R$2,008 million at December 31, 2013) in debt in U.S. dollars.  In order to reduce the risk of exchange losses on our Dollar-denominated debt and of interest rates variations, we adopt a policy to use derivatives to hedge against risks of exchange and interest rate variations. The CDI interbank rate increased to 10.5% in 2014, versus 7.8% in 2013, while the TJLP (long-term interest rate) remained stable at 5.0% in 2014 and 2013.

Income Tax and Social Contribution

Our net expense with tax and social contribution increased from R$570 million in 2013 to R$624 million in 2014.  The effective rate of 41.4% on net income before taxes in 2014 was higher than the official rate of 34%, due to our inability to use certain tax loss carryforwards.  Such amount of unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our audited consolidated financial statements).

Net Income

Compared to 2013 and due to the aforementioned factors, net income fell 6.6% (R$63 million) to R$886 million in 2014.

Net Income by Segment

In 2014, 95.3% of net income came from the distribution segment, 12.2% from the conventional generation segment and -19.0% from the renewable generation segment, 15.3% from the commercialization segment and 3.2% from the service segment.

Distribution

Compared to 2013, net income from the distribution segment increased 16.4% (R$119 million) to R$844 million in 2014, mainly due to a 3.3% (R$52 million) increase in electric energy service revenue and an R$105 million decrease in net financial expenses.  The decrease in net financial expenses was mainly due to:

•         an increase of R$49 million in financial income, owing primarily to an increase in financial income arising from an adjustment in the estimated cash flow of the financial assets of our concessions (R$105 million) and an increase of R$9 million due to the monetary adjustment of tax credits, partially offset by a decrease of R$44 million in the monetary adjustment of escrow deposits and a decrease of R$25 million in income from financial investments.

•         a decrease of R$56 million in financial expenses. The primary contributing factors to the decrease in financial expenses were: (i) a decrease in the financial expense arising from adjustment in the estimated cash flow of the financial assets of our concessions (R$67 million), and (ii) a decrease of R$23 million in other financial expenses, partially offset by an increase of R$33 million in our financial expenses arising from debt charges and monetary and exchange rate variations as a result of higher indebtedness.

Generation (conventional sources)

Compared to 2013, net income from the conventional generation segment decreased 65.4% (R$204 million) to R$108 million in 2014 (312 million in 2013) as a result of a 13.9% (R$78 million) increase in service results and a R$99 million increase in net financial expenses, mainly reflecting a R$144 million increase in financial expenses (mainly due to the R$24 million increase in debt service charges and exchange and monetary variations), partially offset by a R$45 million increase in financial income, mainly driven an increase financial income arising from financial investments (R$41 million).

Generation (renewable sources)

Compared to 2013, net losses from the renewable generation segment increased 205.5% (R$113 million) to a total of R$168 million in 2014, driven by a 41.1% (R$107 million) increase in net financial expenses, mainly due to (i) a R$71 million increase in debt service charges and monetary and exchange restatement, (ii) a R$44 million decrease in capitalized borrowing costs (iii) a R$30 million increase in other financial expenses partially offset by (iv) a R$40 million increase in financial income arising from financial investments. The increase in net financial expenses was partially offset by an increase of R$17 million in income from electric energy service, as previously discussed.

Commercialization

Compared to 2013, net income from the commercialization segment increased 280.7% (R$100 million) to a total of R$136 million in 2014, reflecting an R$153 million increase in in the income from electric service, partially offset by a R$48 million increase in expenses with income tax and social contribution.

Services

Compared to 2013, net income from the service segment increased 78.7% (R$13 million) to a total of R$29 million in 2014, reflecting a R$32 million increase in service results, coupled with a R$13 million decrease in net financial expenses, offset by a R$6 million decrease in expenses with income tax and social contribution.

Operating Results - 2013 versus 2012

We are restating our Balance Sheets as of January 1, 2012 and December 31, 2012, and our Statements of Income, of Comprehensive Income, of Cash Flow and of Value Added as of December 31, 2012 as a result of the adoption, on January 1, 2013, of two new technical pronouncements issued by the IASB: IAS 19 (Employee benefits – in accordance with 2011 revision) and IFRS 11 (Joint business). These new pronouncements were applied retroactively to 2012 and 2011 in accordance with IAS 8 (policies for accounting, changes to estimates and errors) for comparative purposes. The adoption of these new pronouncements impacted several captions of our financial statements. One of the impacts is related to the method for consolidation of the results of jointly held subsidiaries, which are now recorded in accordance with the equity method of accounting, in place of proportional consolidation utilized before IFRS 11. See note 2.9 to these financial statements for a description of these pronouncements and their impacts on our financial statements.

Net Operating Revenue

Compared to 2012, net operating revenue fell 1.7% (R$257 million) in 2013, for a total of R$14,634 million. The decrease in operating revenue was mainly driven by a drop in revenue from our eight distribution subsidiaries, resulting from a reduction in average tariffs billed in accordance with Law 12,783/2013, in which ANEEL ratified the results of extraordinary tariff revisions, or RTE, in 2013 for our distribution companies, applied to consumption from January 24, 2013 and tariff adjustments, thereby affecting the quantity of electric energy distributed to captive consumers and TUSD revenue from Free Consumers in our concession areas. Net operating revenue also includes revenue from the construction of concession infrastructure in the amount of R$1,004 million, which does not affect results given corresponding costs in the same amount.

The following discussion describes changes in our operating revenue by destination and segment, in accordance with the items included in our gross revenue.

Sales by Destination

Sales to final consumers

Gross operating revenue from sales to Final Consumers decreased by 9.0% in 2013 compared to 2012, reaching a total of R$19,339 million. Gross operating revenue was mainly the result of sales to captive consumers in the concession areas of our eight distribution subsidiaries and are subject to tariff adjustments as follows:

Distributor tariffs are adjusted each year, with specific percentages for each consumption class. The month in which tariff adjustments become effective varies, however adjustments for the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). In 2013, electric energy prices fell by an average of 15.4%, mainly due to the result of extraordinary tariff revisions (“RTE”) in 2013, applied to consumption as of January 24, 2013, partially offset by the net effect of annual adjustments (“RTA”) for the following distributors: CPFL Paulista (6.18%), RGE (-10.64%) and CPFL Piratininga (6.91%). See note 26 to our audited consolidated financial statements. The average prices to Final Consumers in 2013 were lower in all consumer categories:

•           Residential and commercial consumers. For captive consumers (which represent 99.2% of the total sold to these categories in our consolidated statements), the average price fell by 18.7% and 14.3%, respectively, due to the annual tariff adjustment (“RTE” and “RTA”), as described above. For Free Consumers, the average price of commercial consumers rose by 7.6%.

•           Industrial consumers. Average prices fell 10.8%, mainly due to tariffs. As for Free Consumers, the average price to industrial consumers fell 7.7%. The effect of this reduction in average price was the result of tariff reductions by extraordinary revisions (“RTE”) of contracts for the use of our distribution system (TUSD) by Free Consumers.

The total volume of electric energy sold to final consumers in 2013 increased 2.6% over 2012. The volume sold to the residential and commercial categories, which represent 62.8% of our sales to final consumers, increased by 5.9% and 1.4%, respectively. The growth of these categories was the result of the performance of income and the job market, confirmed by unemployment levels at historic lows and an increase in consumer credit over recent years. These factors had a positive impact on retail sales and in the furniture and household appliance markets during the year.

The volume sold to industrial consumers in 2013 increased by 1.1% (accounting for 26.1% of sales to final consumers) compared to 2012, reflecting the modest performance of industrial production in the period. In 2013, sales volume to this category among captive Final Consumers decreased by 6.0%, which was partially offset by a 14.5% increase in sales in this environment of the free market category, mainly due to 19.6% growth by our subsidiary CPFL Brasil, the positive result of which was driven by successful sales mechanisms focused on industrial clients in the free market environment. Moreover, industrial consumers in distribution concession areas that purchase from other suppliers on the free market also pay us a rate for use of our network, the revenue of which is reflected in our audited financial statements under “Other Operating Revenue.”

Sale to Wholesalers

Compared to 2012, gross operating revenue from sales to wholesalers increased by 20.8% (R$434 million), for a total of R$2,522 million in 2013 (13.0% of gross operating revenue), mainly due to (i) a 7.3% increase (R$30 million) in sales to Furnas as a result of the 7.8% tariff increase related to the effects of the IGP-M and (ii) a 26.8% increase (R$396 million) in sales of electric energy to other concessionaires and permit holders, mainly driven by growth in energy sales by conventional energy generation subsidiaries (R$72 million) and renewable energy generation subsidiaries (R$250 million). For additional information, see net operating income from our segments under Sales by Segment.

Other operating Revenue

Compared to 2012, other gross operating revenue decreased by 5.5% (R$170 million) in 2013, for a total of R$2,939 million (15.2% of gross operating revenue), mainly due to: (i) the 31.6% (R$447 million) reduction in TUSD revenue from electrical network availability, resulting from extraordinary tariff revisions (“RTE”) in 2013 and applied to consumption as of January 24, 2013; (ii) the 25.7% (R$347 million) decrease in revenue from concession infrastructure construction, resulting from lower investment levels; (iii) partially offset by the R$576 million increase in registration of low-income subsidies and tariff discounts using CDE funds.

Gross Operating Revenue

We deduct certain taxes and sector charges from our gross operating revenue to calculate net revenue. State value-added tax (ICMS) is calculated based on billed supply and revenue from availability of power network - TUSD, federal taxes PIS and COFINS are calculated based on the gross operating revenue, and energy efficiency and technological research and development programs in the electrical sector (regulatory charges) are calculated based on gross operating revenue, while other sector charges may vary depending on the regulatory effect reflected in our tariffs. These deductions represented 24.3% of gross operating revenue in 2013 and 29.9% in 2012. Compared to 2012, deductions decreased by 26.0% (R$1,652 million), for a total of R$4,706 million in 2013, mainly due to: (i) a 12.6% (R$401 million) decrease in ICMS, resulting from a 13.3% drop in billed supply; (ii) an 8.8% (R$147 million) decrease in PIS and COFINS, mainly resulting from a decrease in gross operating revenue (basis for calculation of these taxes); and (iii) the net effect of the 73.2% (R$1,105 million) in regulatory charges, resulting mainly from alterations to ANEEL regulations implemented by Law 12,783 of 2013. See note 26 to our audited financial statements.

Sales by Segment

Distribution

Compared to 2012, net operating revenue in the distribution segment posted a 6.7% (R$835 million) decrease, for a total of R$11,579 million in 2013. This decrease was mainly due to: (i) a drop in the average tariff charged as a result of Law 12,783/2013, in which ANEEL ratified the result of extraordinary tariff revisions (“RTE”) in 2013 for distribution companies, applied to consumption as of January 24, 2013 and tariff adjustments, affecting the sale of energy to captive consumers (a R$2,154 million reduction) and TUSD revenue from Free Consumers (down R$454 million) in our concession areas; (ii) the R$354 million decrease in revenue from concession infrastructure construction, resulting from reduced investments in improvement and expansion of our distribution subsidiaries; and (iii) a R$139 million decrease in retail sales, resulting from a drop in short-term CCEE energy sales driven by the falling price of electric energy sold mainly by our subsidiaries CPFL Paulista, CPFL Piratininga and RGE, partially offset by (a) a R$576 million increase in low-income subsidies and tariff discounts reimbursed with CDE funds, and (b) a R$1,723 million decrease (representing an increase in operating revenue) in deductions from operating revenue, mainly resulting from a R$610 million reduction of taxes (ICMS, PIS and COFINS) and a net decrease of R$1,102 million in regulatory charges.

Generation (conventional sources)

Net operating revenue from our generation segment using conventional sources in 2013 came to R$926 million, up 11.8% (R$97 million) over the 2012 total of R$828 million. This increase was mainly the result of a 16.2% (R$72 million) in sales to our distribution subsidiaries, driven by price adjustments.

Generation (renewable sources)

Net operating revenue from the generation segment using renewable sources came to R$1,084 million in 2013, a 32.4% (R$265 million) increase over the 2012 total of R$818 million. This increase was mainly the result of greater production at the new Biomass Thermoelectric Plants that began operations in the second half of 2012, as well as the performance of our Wind Farms, coupled with the contribution made by the acquisition of Bons Ventos S.A. and Usina Ester, in 2012.

Commercialization

Net operating revenue in the commercialization segment came to R$1,845 million in 2013, down 2.2% (R$42 million) over the 2012 total of R$1.886 million. This decrease was mainly due to a R$186 million (25.4%) drop in the volume sold to other concessionaires and permit holders (offset by a 13.6% increase in the average price), partially offset by a R$128 million increase in the sale in CCEE.

Services

Net operating revenue in the service segment came to R$201 million in 2013, up 16.9% (R$29 million) over the 2012 total of R$172 million. This increase was mainly due to greater sales by CPFL Serviços (both outsourced and to other subsidiaries), resulting from an effort to increase the range of energy-related services and an increase in the volume of operations by CPFL Total.

Consolidated Result of Electric Energy Services

Cost of Electric Energy

Energy purchased for resale. Compared to 2012, the cost of energy purchased for resale increased by 11.0% (R$739 million) in 2013, reaching R$7,469 million (equal to 60.9% of total operating costs and expenses), mainly resulting from the 20.4% increase in the average price, reflecting greater exposure and variation in the “PLD” settlement price, adjustments to tariffs and variations in the exchange rate in purchases from Itaipu.

Transmission and Distribution System Use Charges. Compared to 2012, transmission and distribution system use charges fell by 52.2% (R$795 million) to R$728 million in 2013, mainly due to (i) a R$568 million decrease in Basic Network Charges, resulting from a reduction in transmission company tariffs; (ii) a R$157 million decrease in System Service Charges, net of reimbursement of costs by the CDE. For more information on charges for use of the energy network, see note 27 to these audited financial statements.

Other Operating Costs and Expenses

Other operating costs and expenses include operating costs, services provided to third parties, costs related to concession infrastructure construction, sales expenses, general and administrative expenses and other operating expenses.

Compared to 2012, other operating costs and expenses fell by 5.5% (R$235 million), for a total of R$4,067 million in 2013, mainly due to the following important events: (i) a R$347 million decrease in the cost of construction of infrastructure for investment in distribution improvement and expansion; (ii) a R$94 million reduction from sale and deactivation losses and other losses from non-current assets; (iii) a R$93 million decrease in the Allowance for Loan Losses, particularly accounts receivable from consumers and distribution companies; (iv) a R$54 million decrease in third-party services, resulting from a reduction in general operating expenses; (v) partially offset by a R$242 million increase in legal expenses and indemnifications; (vi) a R$64 million increase in depreciation and amortization, mainly the result of the operational startup of new investments in our subsidiary CPFL Renováveis (R$59 million); and (vii) a R$28 million increase in employee pension plans, resulting from the actuarial calculations for 2013.

Results of Electric Energy Service

Compared to 2012, the result from electric energy services increased 1.5% (R$35 million), for a total of R$2,370 million in 2013, mainly due to a decrease in net operating revenue driven by a reduction in the cost of energy and the decrease in operating costs and expenses.

Result of Electric Energy Service by Segment

Distribution

Compared to 2012, the result of electric service in the distribution segment increased by 13.0% (R$179 million), for a total of R$1,551 million in 2013. Despite a 6.7% (R$835 million) decrease in net operating revenue, operating costs and expenses posted a 9.2% (R$1,014 million) reduction, which led to an overall in an increase in the electric energy service result. The main variations in operating costs and expenses were as follows:

Electric energy costs: compared to 2012, costs with electric energy fell 9.1% (R$687 million), for a total of R$6,851 million in 2013. The cost of energy purchased for resale increased by 2.1% (R$128 million), reflecting an increase in average prices resulting from greater exposure and variation in the established “PLD” price, tariff adjustments and variations in the exchange rate in purchases from Itaipu. This increase, however, is passed along into tariffs, both in the 2013 and 2014 tariff adjustments. Transmission and distribution system use charges fell by 54.5% (R$814 million), mainly as a result of the R$574 million decrease in Basic Network Charges due to decreased transmission company tariffs and a R$157 million reduction in System Service Charges, net of reimbursements with CDE funds. A significant portion of the cost increase was not included in distribution tariffs and will be passed along in the next tariff adjustment.

Other operating costs and expenses. Compared to 2012, other operating costs and expenses in the distribution segment decreased by 9.3% (R$327 million), for a total of R$3,177 million in 2013, mainly due to: (i) a R$354 million decrease in infrastructure construction costs for investments in distribution improvement and expansion; (ii) a R$77 million decrease in sale and deactivation losses and other losses from non-current assets; (iii) a R$94 million decrease in the Allowance for Loan Losses, mainly from accounts receivable from consumers and distribution companies; (iv) a R$43 million decrease in third-party services, resulting from the decrease in general operating expenses; (v) partially offset by a R$236 million increase in legal expenses and indemnifications; and (vi) a R$26 million increase in depreciation and amortization, as a result of actuarial calculations for 2013.

Generation (conventional sources)

Compared to 2012, electric energy service results in the generation segment were up by 12.7% (R$63 million), for a total of R$560 million in 2013. This increase was mainly due to an 11.8% (R$97 million) increase in net operating revenue, offset by a 10.4% (R$35 million) increase in operating costs and expenses, mainly due to: (i) a R$39 million increase in the amount of energy purchased for resale resulting from an increase in average prices; (ii) a R$4 million increase in employee pension plans, resulting from actuarial calculations for 2013; and (iii) partially offset by a R$7 million decrease in third-party services, resulting from a drop in general operating expenses, which led to an increase in the electric energy service result.

Generation (renewable sources)

Compared to 2012, electric energy service results in the generation segment fell by 0.2% (R$0.4 million) to a total of R$215 million in 2013. Despite a 32.4% (R$265 million) increase in net operating revenue, operating costs and expenses also increased by 44.1% (R$266 million), mainly due to: (i) a R$199 million increase in energy purchased for resale, resulting from the extraordinary purchase of energy to comply with energy sale contracts with Coopcana and Alvorada, as well the Atlantic Complex, driven by an expected change in the construction deadline; (ii) a R$42 million increase and depreciation and amortization resulting from the operational startup of certain new CPFL Renováveis plants; and (iii) an R$18 million increase in personnel, resulting from the collective bargaining agreement of 2013, expenses with terminations and severance payments in 2013, increased expenses with private pension and employee benefits.

Commercialization

Compared to 2012, electric energy service results in the commercialization segment fell by 79.6% (R$203 million) to R$52 million in 2013. This reduction was due to a 2.2% (R$42 million) decrease in net operating revenue and 9.9% (R$162 million) growth in costs and expenses, mainly driven by a R$159 million increase in energy sold for resale, resulting from a 21.5% bump in average price, partially offset by a 9.5% decrease in the volume of energy purchased.

Services

Compared to 2012, electric energy service results in the service segment saw a reduction of 49.3% (R$13 million), for a total of R$13 million in 2013. Despite a 16.9% (R$29 million) gain in net operating revenue, operating costs and expenses increased by 28.8% (R$42 million), mainly as a result of a R$17 million increase in personnel, driven by an increase in headcount at CPFL Serviços, as well as by the effects of the 2013 collective bargaining agreement, and a R$16 million increase in materials and outsourced services, both driven by the expansion of CPFL Serviços’ activities.

Consolidated Net Income

Net Financial Expense

Compared to 2012, net financial expense was up 68.1% (R$394 million), from the 2012 total of R$578 million to R$971 million in 2013, mainly due to: (i) an R$8 million decrease in financial revenue and a R$386 million increase in financial expenses.

The decrease in financial revenue was mainly due to the following factors: (i) a R$159 million adjustment to estimated cash flow from financial assets of the concession in 2012; (ii) a R$24 million decrease in interest in fines in arrears, partially offset by (iii) a R$116 million increase in revenue from financial investments and (iv) a R$68 million increase in the monetary restatement of guarantee deposits.

The motives for the increase in financial expenses are as follows: (i) an increase in debt charges and monetary and exchange variations (R$281 million), resulting from a debt increase and (ii) adjustments to the estimated cash flow from financial assets of the concession (R$67 million).

On December 31, 2013, our debt in Brazilian reais came to R$15,013 million, subject to interest rates and inflation, calculated based on several rates and indexes found on the Brazilian financial market. The Company also has the equivalent of R$2,008 million in debt in U.S. dollars. In order to reduce the risk of exchange losses on our debt in U.S. dollars and interest rate variations, we adopt the policy of using derivatives for purposes of hedging against risks of exchange and interest rate variations. The average CDI rate increased by 9.8% in 2013, versus 8.4% in 2012, while the long-term interest (LTIR) rate decreased by 5.0% in 2013, versus 5.8% in 2012.

Income Tax and Social Contribution

Our net expense with income tax and social contribution fell from R$671 million in 2012 to R$570 million in 2013. The effective rate of 37.5% on income before taxes was higher than the official rate of 34% in 2013, chiefly due to the impossibility to record certain tax losses, as described in Note 8.5 of our financial statements.

Net Income

Compared to 2012 and as a result of aforementioned factors, net income fell by 21.4% (R$258 million) to R$949 million in 2013.

Net Income by Segment

In 2013, 76.5% of our net income came from the distribution segment, 32.9% from generation using conventional sources and -5.8% from generation using renewable sources, 3.8% from the commercialization segment and 1.7% from the service segment.

Distribution

Compared to 2012, net income from the distribution segment fell 12.2% (R$101 million) to R$726 million in 2013, mainly due to a 13.0% (R$181 million) increase in electric energy service revenue, partially offset by a R$328 million increase in net financial expenses, mainly resulting from: (i) a R$54 million reduction in financial revenue due to adjustments to estimates of cash flow from the concession financial assets (R$159 million), (ii) a R$26 million decrease in interest and fines in arrears, (iii) a R$68 million increase in financial income, (iv) a R$40 million increase in rectification of tax credits, and a (v) R$28 million increase in the adjustment of guarantee deposits; and partially offset by (i) a R$274 million increase in our financial expenses, mainly resulting from debt charges and monetary and exchange variations (R$173 million), due to increased debt, and (ii) an increase in adjustments to estimates of cash flow from the concession financial assets (R$67 million); and (iii) a R$45 million decrease in expenses with income tax and social contribution.

Generation (conventional sources)

Compared to 2012, net income from the generation segment using conventional sources fell by 10.5% (R$37 million), for a total of R$312 million in 2013, as a result of a 12.7% (R$63 million) increase in service revenue, partially offset by a R$103 million increase in net financial expenses, mainly reflecting the R$110 million increase in financial expenses (mainly due to a R$120 million increase in debt charges and monetary and exchange variations), partially offset by a R$7 million increase in financial expenses resulting from revenue from financial investments and (ii) a R$3 million decrease in expenses with income tax and social contribution.

Generation (renewable sources)

Compared to 2012, net loss from the generation segment using conventional sources came to R$55 million in 2013 (for a difference of R$63 million compared to income in 2012), driven by a 0.2% (R$0.4 million) decrease in service revenue, together with a R$61 million increase in net financial expenses, mainly reflecting the R$110 million increase in financial expenses and a R$1 million increase in income tax and social contribution expenses.

Commercialization

Compared to 2012, net income in the commercialization segment fell by 65.0% (R$66 million), for a total of R$36 million in 2013, reflecting a R$203 million decrease in service revenue, offset by a R$106 million increase in net financial revenue and a R$31 million reduction in expenses with income tax and social contribution.

Services

Compared to 2012, net income from the services segment fell 40.1% (R$11 million) to R$16 million in 2013, reflecting the R$13 million decrease in service revenue, together with a R$3.7 million reduction in net financial expenses, offset by a R$6 million decrease in expenses with income and social contribution taxes.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs. In 2014, sales to captive consumers represented 69.8%% of the volume of electric energy sold and 67.3% of our operating revenue, compared to 68.6% and 66.7%, respectively in 2013. These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our consumers and shareholders.

Annual Adjustment

Tariff increases apply differently to different consumer classes, having, in general, higher increases for consumers served by higher voltages, so as to reduce the effect of subsidies, which have been granted historically to these consumers and which were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2011. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari

2011(2)
Economic adjustment(1)	6.11%	4.45%	8.58%	8.01%	6.84%	6.42%	6.57%	5.22%
Regulatory adjustment(2)	1.27%	0.98%	8.63%	15.60%	2.66%	1.34%	1.45%	0.25%
Total adjustment	7.38%	5.43%	17.21%	23.61%	9.50%	7.76%	8.02%	5.47%
2012
Economic adjustment(1)	1.96%	7.71%	0.49%	4.36%	7.20%	-2.20%	-4.41%	-7.15%
Regulatory adjustment(2)	1.75%	1.08%	11.02%	3.74%	1.80%	2.28%	0.69%	0.05%
Total adjustment	3.71%	8.79%	11.51%	8.10%	9.00%	0.08%	-3.72%	-7.10%
2013
Economic adjustment(1)	4.53%	9.69%	-10.66%	12.15%	-1.83%	7.96%	6.98%	10.76%
Regulatory adjustment(2)	0.95%	-2.27%	0.34%	-2.82%	8.83%	1.47%	-4.71%	-8.06%
Total adjustment	5.48%	7.42%	-10.32%	9.32%	7.00%	6.48%	2.27%	2.71%
2014
Economic adjustment(1)	14.56%	15.81%	18.83%	9.89%	2.00%	-4.74%	-3.16%	1.17%
Regulatory adjustment(2)	2.62%	3.92%	2.99%	4.96%	-4.07%	-2.93%	-2.35%	-4.90%
Total adjustment	17.18%	19.73%	21.82%	14.86%	-2.07%	-7.67%	-5.51%	-3.73%
2015(3)
Economic adjustment(1)
Regulatory adjustment(2)	(3)	(3)	(3)	22.01%	28.9%	28.82%	30.24%	40.07%
Total adjustment	(3)	(3)	(3)	12.67%	-5.55%	-8.02%	-5.36%	-1.61%
	(3)	(3)	(3)	34.68%	23.34%	20.80%	-24.88%	38.46%

(1)           This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)           This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)           Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

Periodic Revisions

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011.  For the third cycle, ANEEL has designated a new method of recognizing which costs we may pass through to our consumers.  In addition, ANEEL approved the new methodology for calculating the tariff for using the distribution system (Tarifa de Uso do Sistema de Distribuição), or TUSD, and other electricity tariffs, under which distribution companies assume all market risk resulting from tariff indicators.  As compared to the previous tariff cycle, this new methodology negatively impacted our financial condition and results of operations.  The tariff methodology under this cycle continues to apply to each distribution company until such time as each company’s tariffs are revised under the fourth revision cycle.

On October 10, 2013, ANEEL launched Public Consultation 011/2013 to examine the conceptual methodology to be applied in the 2015-2018 periodic revision cycle.  On June 10, 2014, ANEEL submitted a proposed methodology for this cycle for public discussion in the first phase of Public Hearing 023/2014. The documents released indicate that this periodic revision cycle will likely substantially maintain the structure of the existing methodology, other than the accounting methodology to be used by ANEEL in determining the Regulatory Asset Base (Base de Remuneração Regulatória), or BRR, which may be significantly modified.  In the second phase of Public Hearing 023/2014, which was opened on December 11, 2014, ANEEL commenced discussion of the implementation of this methodology (other than the BRR, for which the structure of the methodology remains under analysis by ANEEL).  As part of this revision process, ANEEL has also indicated that tariff parameters and methodology will be revised on standalone cycles, separate from the company’s revision cycle; thus, revised tariff parameters will apply immediately to the entire sector upon publication, rather than applying to each distribution company only when its specific concession enters the next tariff cycle, as was previously the case.  On this basis, on February 3, 2015, ANEEL published Resolution 648/2015 specifying that the cost of capital remuneration to be paid to all distribution companies from March 2015 to December 2017 is 8,09% in real terms after taxes and a new remuneration percentage will be fixed for the three-year period commencing January 2018 when this parameter is next updated.  In addition, ANEEL has clarified that existing methodologies will continue to apply until publication of a new methodology.

The current methodology review is expected to be concluded during the first half of 2015.

The following table sets forth the percentage change in our tariffs resulting from the first, second and third cycles of periodic revisions.

	First Cycle		Second Cycle		Third Cycle
	Adjustment Date	Economic Adjust.	Adjustment Date	Economic Adjust.	Adjustment Date	Economic Adjust.
		(%)		(%)		(%)
CCPFL Paulista	April 2003	20.66	April 2008	-14.00	April 2013	-5.65(3)
CCPFL Piratininga	October2003	10.14	October2007	-12.77	October2011	-3.95(1) (3)
RRGE	April 2003	27.96	April 2008	2.34	June 2013	-9.92(3)
CCPFL Santa Cruz	February 2004	17.14	February 2008	-14.41	February 2012	4.16 (1) (2)
CCPFL Mococa	February 2004	21.73	February 2008	-7.60	February 2012	7.18 (1) (2)
CCPFL Leste Paulista	February 2004	20.10	February 2008	-2.18	February 2012	-2.00 (1) (2)
CCPFL Sul Paulista	February 2004	12.29	February 2008	-5.19	February 2012	-3.78 (1) (2)
CCPFL Jaguari	February 2004	- 6.17	February 2008	-5.17	February 2012	-7.09 (1) (2)

(1)         As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, the periodic review process for CPFL Piratininga was concluded on October 23, 2012, rather than the October 23, 2011, which is the date that complies with the concession agreement. CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista had their revision process concluded on February 3, 2013, rather than February 3, 2012, which is the date that complies with the concession agreement. However, the difference of tariffs billed from the date of the revision process specified in the concession agreement and the actual date on which the process was concluded was reimbursed to consumers.

(2)         CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista filed administrative appeals questioning the results of their periodic review processes.  The appeals were assessed by ANEEL in January 2014, with the following results: (i) Dispatch No. 165 of January 28, 2014 alters the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly because of a Regulatory Asset Base, or RAB, reduction; (ii) Dispatch 212 of January 30, 2014 alters the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly because of a RAB reduction; (iii) Dispatch No. 166 of January 28, 2014 alters the tariff revision index from  -2.20% to  -2.00% for CPFL Leste Paulista, mainly because of an increase in RAB and regulatory non-technical losses; (iv) Dispatch No. 211 of January 30, 2014 alters the tariff revision index from  -3.72% to  -3.78 % for CPFL Sul Paulista, mainly because of a RAB reduction; and (v) Dispatch No. 167 of January 28, 2014 alters the tariff revision index from -7.10% to -7.09% for CPFL Jaguari, mainly because of a RAB increase.

(3)         CPFL Piratininga, CPFL Paulista and RGE filed administrative appeals questioning the results of their periodic review processes. CPFL Piratininga questioned the regulatory losses in the periodic review process.  The appeal was assessed by ANEEL, and Dispatch No. 3,426, issued on October 8, 2013, altered the result of the periodic review process from  -4.45% to  -3.95%.  CPFL Paulista questioned the Regulatory Asset Base, and Dispatch No. 733 of March 25, 2014 altered the result of the periodic review process from -5.48% to -5.65%.  RGE also had the Regulatory Asset Base altered once the assets of the two municipalities, Putinga and Anta Gorda, that won on a tender, were included in the RAB. Therefore, Dispatch No. 1,857 of June 17, 2014 altered the result of the periodic review process from  -10.32% to  -9.92%.

Extraordinary Tariff Revision (RTE)

Pursuant to Law No. 12,783/13, commencing January 24, 2013 an RTE was issued enabling all distributors  to pass on to consumers the effects of the renewal of generation and transmission concessions and the reduction in regulatory charges.

The table below shows the impact of this extraordinary tariff adjustment on our entities:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

Pursuant to Resolution No. 1,858/2015, tariffs were increased to consider extraordinary costs due to full dispatch of thermal plants and involuntary exposure of distribution companies, as follow:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2015
Economic adjustment	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Regulatory adjustment	31.77%	29.25%	35.47%	9.15%	16.25%	19.09%	21.29%	22.85%
Total adjustment	31.77%	29.25%	35.47%	9.15%	16.25%	19.09%	21.29%	22.85%

Sales to Potentially Free Consumers

The Brazilian government has introduced, in 1995, regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In 2014, we had 1,649 potentially free consumers who accounted for 15.1% of our power sales. In 2013, approximately 17.0% of our electric energy sales were to supply potentially Free Consumers. Most potentially Free Consumers have not elected to become Free Consumers. This was probably (i) that they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long term price risk and (ii) some potentially Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as small hydroelectric power plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. We do not expect to see a substantial number of our consumers become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electric Energy

The prices of electric energy purchased by the distribution companies under long term contracts executed in the regulated market are (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the free market are agreed by bilateral negotiation based on prevailing market rates. In 2014, we purchased 58,879 GWh, compared to 57,692 GWh in 2013. Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs. Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchased a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2014, we acquired 10,417 GWh (17.7% of total power purchases) from Itaipu, compared to 10,719 GWh (18.6% of the total purchased) in 2013. The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaries and licensees (including our subsidiaries).

Recoverable Costs Variations – Parcel A Costs

We use the CVA or the Parcel A account to recognize some of our costs in the distribution tariff, referred to as “Parcel A Costs”, that are beyond our control.  When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments.

The costs of electric energy purchased from Itaipu are indexed to the U.S. dollar, and are therefore subject to exchange variations. If the U.S. dollar were to gain against the Real, our costs would increase, leading to a resulting decrease in revenue in the period. These losses would be offset in the future, upon the following annual tariff adjustment.

For more details on these tariff components, see note 8 to our audited consolidated financial statements.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economic Conditions

All of our operations are in Brazil, and therefore we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects the demand for electricity, the inflation affects our costs and our margins.

Some factors may significantly impact demand for energy, depending on the category of consumers:

•         Residential and Commercial Consumers: These classes are highly affected by weather conditions, labor market performance, income distribution, credit availability and other factors. High temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales;

•         Industrial Consumers: Consumption for industrial consumers is related to economic growth and investment, correlated mostly to industrial production. During periods of financial crisis, this class suffers the strongest impact.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments. We are able to recover a portion of these increased costs through a recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments. The amounts owed to us under Parcel A are indexed to the variation of the SELIC and IGP-M rates until they passed through to our tariffs and Parcel B costs are indexed to the IGP-M net of factor X.

Depreciation of the Brazilian real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

The following table shows the main performance indicators of Brazilian economy for the fiscal years ended December 31, 2014, 2013 and 2012.

	Year ended on December 31
	2014	2013	2012
GDP Growth (in BRL)	0.2%	2.3%	1.0%
Unemployment rate – avg. %	4.9%	5.4%	5.5%
Credit to individuals (non-allocated funds) - % GDP	15.1%	15.5%	15.7%
Increase in retail sales	2.2%	4.3%	8.4%
Increase in industrial production	(3.2%)	1.1%	-2.6%
Inflation (IGP-M) (1)	3.7%	5.5%	7.8%
Inflation (IPCA) (2)	6.4%	5.9%	5.8%
Average exchange rate – US$1.00(3)	R$2.360	R$2.174	R$1.958
Exchange rate at the end of the perio – US$1.00	R$2.656	R$2.343	R$2.044
Depreciation (appreciation) of the Brazilian real vs. the U.S. dollar	13.4%	14.6%	9.0%

Source: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)           Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)           Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.

(3)           Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The Brazilian macroeconomic scenario is marked by significant variations in economic growth rates, from very low rates between 2001 and 2003 (1.7% p.a.) to an economic recovery from 2004 to 2008 (4.8% p.a.). This trend was interrupted by the international financial crisis in 2009. Since then, Brazilian economic activity has been affected by the international scenario and industrial performance has shown moderate results due to exports, unfavorable investor outlook and infrastructure deficiencies. GDP grew at a lower rate in this period, reaching an average growth rate of 2.6% between 2009 and 2013, and only 0.2% in 2014.

Even so, income and employment continued to post significant performance, despite the recent mild results. Retail sales, particularly on the household appliance industry, and credit availability also posted excellent performance. The strength of the domestic market, reflecting greater income distribution, improvements to the job market and household consumption, was beneficial to our operations.

10.3. Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

Not applicable, as the company did not introduce or dispose of any operational segments.

b) organization, acquisition or disposal of equity interest

In January 2012, through our subsidiary CPFL Renováveis, we signed a Purchase and Sale Agreement for the acquisition of 100% of the shares in Atlântica I, Atlântica II, Atlântica IV and Atlântica V, companies focused on the generation of energy using wind power, with total installed capacity of 120 MW.  ANEEL approved transfer of control of the Atlântica Complex to CPFL Renováveis on March 26, 2012.

In March 2012, through our subsidiary CPFL Renováveis, we signed an agreement for the purchase of 100% of electric energy generation and hydroelectric co-generation assets owned by SPE Lacenas Participações Ltda., including its subsidiary, Usina Termelétrica Ester. Usina Termelétrica Ester holds ANEEL authorization to explore biomass-fired power plants (sugarcane), with an installed capacity of 40 MW.  These co-generation plants, located in the city of Cosmópolis, in the state of São Paulo, are currently operational.  The acquisition was completed on October 18, 2012.

In June 2012, through our subsidiary CPFL Renováveis, we signed a Purchase and Sale Agreement for the acquisition of 100% of shares in BVP, the holding company of Bons Ventos, which holds authorization to explore wind farms with Installed Capacity of 157.5 MW.  The acquisition was completed on June 19, 2012.

In November 2012, Tanquinho began operations.  Tanquinho is the first solar power plant in the state of São Paulo, located in the city of Campinas, with installed capacity of 1.1 MWp.  It is located on 13,700 m² at the Tanquinho substation, owned by one of our distributors.  Estimates call for generation of approximately 1.6 GWh per year.  Our subsidiary CPFL Renováveis was responsible for construction of the project and is responsible for its management and operation.

In June 2013, through our subsidiary CPFL Renováveis, we acquired the Rosa dos Ventos Wind Parks, with installed capacity of 13.7 MW.  The acquisition was completed in February 2014.

In August 2013, the Coopcana Biomass Thermoelectric Plant began operations with installed capacity of 50 MW.  In September 2013, the Campo dos Ventos II wind farm began operations with installed capacity of 30 MW.  In November 2013, the Alvorada Biomass Thermoelectric Plant began operations with installed capacity of 50 MW.

In December 2013, at the Second Energy Auction A-5/2013, our subsidiary CPFL Renováveis negotiated an average of 26.1 MW to be generated by the Pedra Cheirosa Complex located in the state of Ceará, with installed capacity of 51.3 MW.  Contracts from this negotiation will be signed with electric energy distributors that declared their roles as purchasers at the auction.  These contracts will have duration of 20 years, with energy supply beginning on January 1, 2018. Lots were sold for an average price of R$125.04 per MWh, annually adjusted at the variation of the IPCA inflation index.

As of 2014, with the acquisition of the Rosa dos Ventos wind farm and estimates for full operations by the Macacos I and Atlântica wind farms, our installed capacity will increase to 3,113 MW. By 2016, we expect the Campo dos Ventos and São Benedito complexes to be operational, with the Pedra Cheirosa complex coming online in 2018, which will increase installed capacity to 3,292 MW.

In February 2014, CPFL Renováveis signed a contract with Arrow - Fundo de Investimento em Participações, or Arrow, an investment fund, for the acquisition of its indirect subsidiary Dobrevê Energia S.A., or DESA. The contract establishes that the intermediary controller of Arrow, WF2 Holding S.A. (WF2), which owns DESA, will be incorporated into CPFL Renováveis. As a result, the capital stock of CPFL Renováveis will be increased through the issues of new common shares, while CPFL Renováveis will assume the debt of WF2 Holding S.A., in the amount of approximately R$200 million as of December 31, 2013, and Arrow will receive new common shares from CPFL Renováveis representing 12.63% of its total capital stock.

At Extraordinary Shareholders’ Meetings, effective as of October 1, 2014, the shareholders of CPFL Renováveis and FIP Arrow approved the merger Protocol and Term for Termination of the Association.  As a result, on October 1, 2014, FIP contributed the net assets of WF2 as a capital increase in CPFL Renováveis, which in turn issued 61,752,782 new common shares on behalf of FIP Arrow, , which became a shareholder in CPFL Renováveis with interest of 12.27%.

After the capital increase, WF2 was merged into CPFL Renováveis, terminating the company, and CPFL Renováveis came to directly hold 100% of the shares issued by DESA, which in turn became a subsidiary of CPFL Renováveis.

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

10.4. Discussions and Analysis on:

a) significant changes to the accounting practices

2014

The 2014 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2014.  These pronouncements did not have any significant effects on our consolidated financial statements.

2013

2013 financial statements are in accordance with IFRS, issued by IASB, and comply with accounting practices adopted in Brazil, according to guidelines issued by CPC, including the effects of significant changes to pronouncements applicable as of 2013. The pronouncements with the greatest effect on our financial statements were those related to consolidation and pension plans.

Consolidation standards according to IFRS were revised. The new IFRS 11/CPC 19 (R2) standards were edited and came into effect as of 2013. According to the new standards, jointly controlled entities are not longer to be consolidated proportionally. Instead, the corporation should be recorded using the equity method, without impacting our net income.

Another important alteration is related to IAS 19 / CPC 33 (R1), as revised in 2011. The revisions changed the accounting method for defined benefit plans and termination benefits. The new method requires the recognition of any alterations to defined benefits and the fair value of the plan’s assets, thereby eliminating the corridor approach allowed under the terms of the previous version of IAS 19. The elimination of the corridor approach accelerates the recognition of costs of the previous service. All actuarial gains and losses are immediately recognized in another extensive result so as to ensure that the net asset or liability of the pension plan reflects the whole value of the deficit or surplus of the plan. Furthermore, instead of recognizing expenses with interest and expected yield from the plan’s assets as in the previous version of IAS 19 / CPC 33, we known record the value of “net interest” in accordance with IAS 19, as amended in 2011. According to the amendments, net interest is calculated by applying a discount rate to the net value of the asset or liability of the defined benefit. Revisions of IAS 19 also introduced certain alterations in the presentation of the cost of the defined benefit, including more extensive disclosure, noting significant actuarial premises. For additional information on the impact of these alterations, please see note 2.9 to the consolidated financial statements.

2012 and 2011

The financial statements of 2011 and 2012 are in accordance with the IFRS, as issued by IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by CPC.

Due to ICPC 01 – Concession Agreements and adjustment for the recomposition of infrastructure intangible asset, upon initial adoption, concession infrastructures that were recorded as fixed assets associated with the concession are now recorded as follows (i) an intangible asset related to the right to explore the concession through charging consumers for public services, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnification) through the reversion of the asset at the end of the concession period. The value of the financial asset has been determined by its fair value, accounted through the compensation basis for the assets set forth by the regulatory agency. The financial asset is considered a disposable asset and is annually adjusted in accordance with the variation of its fair value, against the entry for other Comprehensive Income in shareholders’ equity.

In 2012, the Company started to book the financial restatement of financial assets of the concession under financial income, and, although they are not material, it adjusted or reclassified the Financial Statements presented in 2011 for comparison purposes with the financial statements for the year ended December 31, 2012. Such change is due to a change in judgment concerning recognition in "other comprehensive income" of changes in expectations of cash flows from the financial concession asset, determined by IFRIC12/ICPC 01(R1) and designated in the category available for sale.

Although the concession contract does not explicitly define whether compensation will be based on the amount actually invested in infrastructure or on the residual amount determined by the tariff pricing methodology, i.e. the Regulatory Remuneration Base (“BRR”), the Company and its subsidiaries, based on their best interpretation of the concession contract, expect to receive at the end of the concession, as compensation for investments made and not yet recovered, the equivalent of the amount calculated in accordance with the BRR. On first adoption of IFRS, the Company understood that changes in the fair values of the assets that comprise the concession infrastructure would also constitute changes in the fair value of the financial asset to be received as compensation at the end of the concession; such changes were therefore fully recognized in "other comprehensive income". Note that the procedure was adopted after analysis and discussions in a technical industry group, set up for the implementation of IFRS in Brazil, and the methodology described previously in this paragraph was applied for many participants in the technical group who took part in this debate and who adopted the BRR as the basis for calculating the amount of the compensation. However, after review of the criteria used in accounting for this financial asset and the progress of industry discussions, the Company and its subsidiaries concluded that changes in the fair values of infrastructure assets, and consequently, in the compensation, reflect changes in the estimated cash flow expectations and should therefore be recognized in the income statement using the effective interest method in accordance with paragraph AG8 of CPC 38 and IAS 39 Financial Instruments: Recognition and Measurement.

Thus the Company and its subsidiaries committed an immaterial and unintentional error in interpretation of the accounting literature. In spite of the immaterial nature of the adjustment, the Company and its subsidiaries decided to adjust the comparative amounts for 2011 in presentation of the 2012 financial statements, in order to maintain the best comparison of the balances.

Consequently, the Company and its subsidiaries are reclassifying and adjusting the financial statements as of December 31, 2011, presented for purposes of comparison with the financial statements for the year ended December 31, 2012, in which the update of the financial concession asset, due of changes in the expectative of estimated cash flow, is reversed in "accumulated comprehensive income" and recognized in income for the year of 2011under “financial results”.

As mentioned above, since these effects are considered immaterial and do not change the total balances of assets, liabilities and shareholders’ equity at December 31, 2011 and January 1, 2011, the Company is not presenting the balance sheet for the beginning of the oldest period presented.

b) significant effects of changes in accounting practices

There were no significant changes in the accounting practices adopted by the Company.

c) notes and emphases presented in the auditor’s opinion

The Independent Auditor Report for the fiscal year ended December 31, 2014 dated March 16, 2014 and issued by Deloitte Touche Tohmatsu Auditores Independentes does not contain any emphasis of matter paragraphs or qualifications.

10.5. Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available. It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used. There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to the audited consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangible assets and investments, comprise a significant amount of the total assets. Balances presented on our balance sheet are based on historical costs net of accumulated depreciation and amortization. We are required under CPC 01 to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, it is mandatory to recognize a loss by writing off part of their value. The analysis performed requires that it is estimated the future cash flows attributable to these assets, and these estimates require a variety of judgments about the future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require the Company and its subsidiaries to recognize impairment losses in future periods. The evaluations in 2014, 2013 and 2012 did not result in any significant impairment of property, plant and equipment or intangible assets and investments.

Impairment of financial assets

A financial asset not measured by its fair value using the result is evaluated upon each presentation date to assess if there is objective evidence that the asset has lost any of its recoverable value that may occur after initial recognition of the asset in question, and that may have a negative effect on future projected cash flow.

Our subsidiaries and we evaluate evidence of impairment for receivables and investments held until maturity on both an individual and collective levels for all significant items. Receivables and investments held to maturity that are not individually important are evaluated collectively to assess impairment of the group of securities with similar risk characteristics.

Upon assessing an impairment loss on a collective basis, we utilize historic trends for probability of delinquency, recovery periods and the incurred loss values, which are adjusted to reflect management’s judgment of if the economic and current credit conditions are such that the real losses will likely be greater or smaller than those suggested by historic trends.

The reduction of the recoverable value (impairment) of a financial asset is recognized as follows:

•       Amortized cost: the difference between the book value and the current value of estimated future cash flow, minus the effective original interest rate on the asset. Losses are recognized in the result and reflected in a provision against receivables. Interest on an asset that has lost its value continues to be recognized through a reversal of the discount. When an subsequent event leads to the reversal of the loss of value, a decrease in impairment is reversed and recorded under credit in the result.

•       Available-for-sale: the difference between acquisition cost, net of any reimbursement or principal amortization, and the current fair value, minus any other reduction for impairment previously recognized in the result. Losses are recognized in the result.

For financial assets recognized by the amortized cost and/or debt instruments classified as available for sale, if there is an increase (gain) in periods following recognition of the loss, the loss is reversed against the result. Nonetheless, any subsequent recovery of the fair value of an equity share classified as available for sale and had registered an impairment loss, any increase in fair value is recognized in other extensive results.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all our employees. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rates, inflation and etc. For further information about the actuarial assumptions see note 18 to our consolidated financial statements. Furthermore, IAS 19 was revised and has been applied since January 1, 2013 (for purposes of comparison, the balance sheets for December 31 and January 1, 2012 and income statements for 2012 were restated.

Deferred Tax Assets and Liabilities

The accounting of income taxes requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

The deferred tax assets is regularly tested for recoverability, being that it will not be recognized if the probability of not realization is greater than the probably of realization. If the Company and its subsidiaries is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, they could be required to establish a valuation allowance against all or a significant portion of the deferred tax assets resulting in a substantial increase in the effective tax rate and a material adverse impact on the operating results.

Provisions for tax, civil and labor risks

The Company and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

The provisions for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims. The evaluation of these reserves is performed by various specialists, inside and outside of the Company. Accounting for reserves requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Our Management’s assessment of the exposure to tax, civil and labor risks could change as new developments occur or more information becomes available. The outcome of the reserves could vary significantly and could materially impact the consolidated results of operations, cash flows and financial position.

Financial Instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors. Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial Market Institutions, Associação Nacional das Instituições do Mercado Financeiro – ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversion of the assets of the distribution concessionaires (financial asset of concession). The methodology adopted for marking these assets to market is based on the tariff revision process for distributors. This review, conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff revision, based on the parameter of the main inflation indexes.

Law 12,783/13 established the methodology and criteria for valuation of the compensation on reversion of these assets based on the Regulatory Asset Base. Therefore, the assessment of the compensation on reversion is provided for through a process of assessment conduction by ANEEL.

Depreciation and Amortization of Intangible Assets

Depreciation is accounted using the straight-line method, at annual rates based on the estimated useful life of assets, as established by ANEEL, in accordance with practices adopted in Brazil.

Intangible assets are comprised of different natures which impact the amortization, as described below:

•         Intangible assets acquired in a business combination: The portion of the premium corresponding to the concession rights is presented as intangible assets and amortized through the remaining period of the respective authorization for exploration, on a straight-line method, or based on the concessionaire’s projected net income curve, as applicable;

•         Investments in infrastructure (application of ICPC 01 and IFRIC 12 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre-determined useful life and is amortized by the term of the concession in accordance with a curve that reflects the consumption standard as compared to expected profits.

•         Public utilities: We account for the amortization of intangible assets relating to our use of a public asset using the straight line method for the remaining term of the concession.

10.6. Discussions and analysis of the officers on internal controls adopted to ensure the preparation of reliable financial statements:

a) degree of effectiveness of such controls, indicating possible imperfections and actions taken to correct them

Annually, all relevant process and internal controls for the financial statements are electronically evaluated and certified by the managers of the Company, through an automated system for Internal Controls Management. Our Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in 1992. Based on such assessment and criteria, our Management has concluded that our internal control over financial reporting was effective as of December 31, 2014. Our  management   did  not identify  any  changes in our  internal  control  over financial   reporting  during  the  fiscal  year  ended  December 31, 2014  that  has  materially  affected,   or is reasonably   likely  to materially  affect,  our  internal  control  over financial  reporting.

COSO issued a new version of its framework in 2013.  For the 2014 financial year, we continued to use the COSO framework issued in 1992, but we are currently structuring the implementation of the 2013 framework.  Management is currently comparing our internal controls implemented under the COSO 1992 framework to the 2013 framework and so far, based on our business, has not found any relevant gaps in internal control.

Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our Management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The efficiency of internal controls over the process for preparation of balance sheets for December 31, 2014 was audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent auditor, in accordance with the declarations contained in its report.

b) deficiencies and recommendations on internal controls in the auditor’s report

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Considering the word done by the independent auditors to evaluate the structure of internal controls, which aims to ensure the adequacy of financial statements, our Management is currently not aware of facts or aspects which may indicate the existence of material weaknesses in the internal controls for the disclosure of the financial statements.

10.7. Discussions and Analysis of the officers on public offer for distribution of securities by the issuer

a) How the funds obtained from the offer were used

b) If there were relevant discrepancies between the effective use of the funds and those disclosed in the prospect of the respective distribution

c) if there were any discrepancies, the reasons for such

The issuer has not made any public offer for distribution of securities in 2014 and 2012.

In the second quarter of 2013, the company issued 129,000 registered, book-entry, non-convertible and unsecured debentures in a single series, maturing in May 2015.  Debentures were subscribed and paid in full by CPFL Energia, in the amount of R$1,290,000 (R$1,287,174 net of issue costs). On February 24, 2015, the Company prepaid the 4th debenture issue, the total balance including interests in December 31, 2014 was R$ 1,304,406.

10.8. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

As of December 31, 2014, there were no items that fail to appear on our balance sheet that have, or may come to have, a relevant effect on our financial condition, revenue or expenses, operating results, liquidity, investments or capital funds.

The Company has contractual obligations and commitments, such as commitments related to long-term contracts for the purchase and sale of energy and projects for the construction of plants, which are presented in a table in item 10.1, c, herein.

b)    other items not evidenced in the financial statements.

There are no other relevant items not evidenced in the financial statements of the issuer.

10.9. In regard to each of the items not evidenced in the financial statements indicated in item 10.8, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

There are no other relevant items not recorded in the financial statements.

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b)                    the nature and purpose of the operation;

There are no other relevant items not recorded in the financial statements.

c)         the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are no other relevant items not recorded in the financial statements.

10.10.  The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the Company in the years ended on December 31 2014, 2013 and 2012:

	Year ended on December 31
	2014	2013	2012
	(in millions)

Distribution	702	845	1,403
Generation	14	10	13
Renewables	251	828	1,022
Commercialization and other investments	94	52	22
Total	1,062	1,735	2,460

In addition to the capital expenditures shown above, we invested R$57 million for the year ended December 31, 2014 (R$7 million for the year ended December 31, 2013), related to the construction of CPFL Transmissão’s transmission lines, which according to the requirements of ICPC 01/IFRIC 12, it was recorded as “Financial Asset of Concession” in noncurrent assets.

We plan to invest approximately R$1,557 million in 2015 and R$2,659 million in 2016. Of total investments budgeted for the period, R$2,272 million are planned for investment in distribution, R$1,741 million in renewables and R$32 million in the conventional generation segment.

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ii. Sources of financing for the investments;

Refer to item 10.1.d above.

iii. Ongoing relevant disinvestments and expected disinvestments;

  Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipment, patents or other assets which may materially influence the productive capacity of the issuer;

2014

  In February 2014, the subsidiaries CPFL Renováveis and CPFL Geração signed an association agreement through the merger into CPFL Renováveis of WF2 Holding S.A. (“WF2”), owner of all shares issued by DESA on the date of its merger by CPFL Renováveis.  Arrow – Fundo de Investimentos e Participações (“FIP Arrow”) was the former owner of the entire capital stock of WF2.  The association was consummated on October 1, 2014, once all conditions precedent were fulfilled.

2013

  On June 18, 2013, CPFL Renováveis signed a contract for the acquisition of 100% of the assets of the wind farms Canoa Quebrada, with an installed capacity of 10.5 MW, and Lagoa do Mato, with an installed capacity of 3.2 MW, located on the coast of the state of Ceará.

2012

  In January 2012, through our subsidiary CPFL Renováveis, we signed a Puchase and Sale Agreement for the acquisition of 100% of shares in Atlântica I Parque Eólico S.A. (“Atlântica I”), Atlântica II Parque Eólico S.A. (“Atlântica II”), Atlântica IV Parque Eólico S.A. (“Atlântica IV”) and Atlântica V Parque Eólico S.A. (“Atlântica V”).
  In February 2012, we signed, via the subsidiary CPFL Renováveis, a Puchase and Sale Agreement for the acquisition of 100% of shares in BVP S.A. (“BVP”), which holds 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”).
  In March 2012, through our subsidiary CPFL Renováveis, we signed a contract for the purchase of 100% of the assets for electric energy generation and hydroelectric co-generation systems of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Ester Plant”).
  In November 2012, we began operations at the solar energy plant Tanquinho (“Tanquinho”). The subsidiary CPFL Renováveis was responsible for construction of the project and will take responsibility for management and operation thereof.

For further information on acquisitions of plants and other assets, see item 10.3.b above.

c) new products and services:

i.   description of ongoing researches already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

ii. total amounts expend by the issuer in research for the development of new products and services;

Not applicable in view of the fact that there are no new products or services under development.

iii. projects in development already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services under development.

10.11. Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

APPENDIX II

ALLOCATION of NET INCOME

 ANNEX 9-1-II OF CVM INSTRUCTION No. 481/2009

1.     Inform the net income in the fiscal year.

2014 (R$)
949,176,907.56

2.     Inform the total amount and amount per share of the dividends, including any prepaid dividends and already declared interest on equity.

2014
(R$)
Global amount Interim dividends paid Undistributed dividends	422,194,685.12 422,194,685.12 -
Dividend per share (R$ per unit)	0.438746730

3.     Inform the percentage of distributed net income in the fiscal year.

2014
44%

4.     Inform the total amount and amount per share of the distributed dividends based on net income in prior fiscal years.

Not applicable, as there was no result to be distributed from previous fiscal years.

5.     Inform, deducting any prepaid dividends and already declared interest on equity.

a.     the gross amount per share of dividends and interest on equity, separately for each type and class of share.

	2014 (R$)	Per Share (Common) (R$)
Dividend	-	-

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For this fiscal year, considering the distribution of dividends of R$422,194,685.12, exceeding the mandatory minimum dividend, and accounting for (i) the current economic scenario, (ii) an inability to forecast future hydrologic conditions, and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$554,887,598.45 to the statutory reserve for working capital improvement.

b.     The form and date for the payment of dividends and interest on equity.

Dividends, except when approved otherwise by the Meeting of Shareholders, are paid within sixty (60) days of the date on which their distribution is approved and, in all cases, within the fiscal year, pursuant to Article 31 of the Bylaws.

The Company declares dividends from interim semi-annual balance sheets, which are paid on a date to be determined by the Executive Board, in accordance with the availability of funds, observing the above mentioned term for payment, pursuant to Article 17 (v) of the Bylaws.

In addition, the Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9 of Law 9,249/95 and to Article 17 of the Bylaws and calculate them towards the minimum mandatory dividends.

Given that, for the fiscal year ended December 31, 2014, the amount of R$422,194,685.12, which exceeds the minimum mandatory dividends, has already been declared as interim dividends in the meeting of the Board of Directors held on August 27, 2014, and paid to shareholders on October 1, 2014, the management of the Company proposes the allocation of R$554,887,598.45 to the statutory reserve for working capital improvement, without payment of any additional amount apart from the interim dividends that have been already declared and paid.

c.     Any restatement and interest applicable on the dividends and interest on equity.

The Company does not monetarily restate or pay interest on dividends attributed to shareholders or on interest on equity, pursuant to Article 33 of its Bylaws.

d.     Declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive aforesaid payments.

Not applicable, considering that interim dividends were paid on October 01, 2014.

6.     If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

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a.     Inform the amount of already declared dividends or interest on equity.

	2014 (R$)	Per Share (Common) (R$)
Dividend	422,194,685.12	0.438746730

b.     Inform the respective payment dates.

October 01, 2014.

7.     Provide a comparative table indicating the following amounts per share for each type and class of share:

a.     Net income for the fiscal year and in the three (3) prior fiscal years.

2014 (R$/share) (1)	2013 (R$/share) (1)	2012 (R$/share) (1)
0.986389169	0.974170121	1.222366332

(1)       The calculation per share was based on net income as of December 31 of the respective fiscal year, divided by the number of shares on the same date.

b.     Distributed dividends and interest on equity in the three (3) most recent fiscal years.

2014 (R$/share)	2013 (R$/share)	2012 (R$/share) (1) (2)
0.438746730	1.139118234	0.967344326

(1) The calculation per share was based on the dividends for the respective fiscal years, divided by the number of shares on the same date.

8.     If net income was allocated to the legal reserve.

a.     Identify the amount allocated to the legal reserve

2014 (R$)
47,458,845.38

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b.     Detail the method for calculating the legal reserve.

The amount allocated to the Legal Reserve corresponds to five percent (5%) of the net income for the fiscal year, up to the limit of twenty percent (20%) of the subscribed capital.

9.     If the company has preferred shares entitling to fixed or minimum dividends.

a.     Describe the method for calculating the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

b.     Inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

c.     Identify if any unpaid portion is cumulative.

Not applicable, since the Company does not issue preferred shares.

d.     Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

e.     Identify the amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

10. Regarding the mandatory dividend.

a.     Describe the calculation method provided for in the Bylaws.

Article 28 of the Bylaws of the company provides for the distribution to its Shareholders a minimum of twenty-five percent (25%) of adjusted net income, pursuant to Article 202 of Law 6,404 of December 15, 1976, as amended.

b.     Inform if it is being fully paid.

Yes. In the three (3) most recent fiscal years, the amount paid as dividends exceeded the minimum provided for by the Company's Bylaws.

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c.     Inform any amount withheld.

No portion of the mandatory dividend is being withheld. The management proposes the retention of the undistributed result, in the amount of R$554,887,598.45, to be allocated to the statutory reserve – working capital improvement.

11. If the mandatory dividend was withheld due to the company's financial situation.

a.     Inform the amount withheld.

No proposal was made to withhold the minimum mandatory dividend.

b.     Describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows.

No proposal was made to withhold the minimum mandatory dividend.

c.     Justify the withholding of dividends.

No proposal was made to withhold the minimum mandatory dividend.

12. If net income was allocated to the contingency reserve.

a.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

b.     Identify the loss considered probable and the associated cause.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

c.     Explain why the loss was considered probable.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

d.     Justify the recording of the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

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13. If net income was allocated to the unearned profit reserve.

a.     Inform the amount allocated to the unearned profit reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

b.     Inform the nature of the unearned profit that led to the creation of the reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

14. If net income was allocated to the statutory reserves.

a.     Describe the clauses in the Bylaws that establish the reserve.

In addition to the legal reserve, the Bylaws also provides for the following reserves: (i) Reserve for Adjustment of the Financial Asset of Concession; (ii) Reserves for Contingencies, Tax Risks and Unrealized Profits; and (iii) reserve for working capital improvement, in accordance with Article 27, Paragraph2 of the Bylaws, in verbis:

“Article 27 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the balance of cash and cash equivalents, broken down in operating, financing and investment cash flows. The financial statements for the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the net income for the year.

(...)

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other allocation, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) constitution of the Reserve for Adjustment of Financial Assets of Concession, either monthly or any other interval defined by the Company, using the gain or loss from the change in the expected cash flows from the Financial Asset of Concession of the subsidiaries, booked in the Company’s income statement, net of taxes, through the equity income method. The amount to be allocated to said reserve will be limited to the balance in the "Retained Earnings or Accumulated Losses" account after any accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(i) the Reserve for Adjustment of Financial Assets of Concession will be realized at the end of the concession period of the subsidiaries, when the indemnification is paid by the government and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”.

(ii) the balance in the Reserve for Adjustment of Financial Assets of Concession cannot exceed the balance of the Financial Asset of Concession booked in the consolidated financial statements of the Company;

6

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital improvement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Financial Assets of Concession and the Legal Reserve, in this order, the last to be absorbed.

b.     Identify the amount allocated to the reserve.

Statutory reserves recorded in the 2014 fiscal year are composed of: (i) R$65,400,306.36 for financial asset of concession and (ii) R$554,887,598.45 for the working capital improvement reserve.

On December 31, 2014 the balance of statutory reserves came to (i) financial asset of concession: R$330,436,804.37 and (ii) Working capital improvement: R$554,887,598.45.

c.     Describe how the amount was calculated.

Financial assets of concession

The statutory reserve is calculated based on the value of the financial asset of concession of the group’s distributors, which is restated monthly at the IGPM inflation index, and regularly due to the Tariff Revision process, based on the Regulatory Remuneration Base (“BRR”).

Working capital improvement

Considering (i) the current economic scenario, (ii) an inability to forecast future hydrologic conditions, and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$554,887,598.45 to the statutory reserve for working capital improvement.

15. If the withholding of net income was provided for in the capital budget.

a.     Identify the amount withheld.

The amount withheld in 2013 was R$108,987,000.00, related to the accrual of the retained profits reserve for investment and the capital budget was fully reversed in 2014, as the company found that the reserve was no longer required for its original purpose.

b.     Provide a copy of the capital budget.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

7

16. If net income was allocated to the fiscal incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

b.     Explain the nature of the allocation.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

*******

8

APPENDIX III

12. INFORMATION ON NOMINEES TO MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL INDICATED BY CONTROLLING SHAREHOLDERS

12.5. Data on nominees to management and members of the issuer’s fiscal council

The following table indicates main data on nominees to sitting and deputy positions on the Board of Directors:

Nominees to the Board of Directors
(a) Name	(b) Date of Birth	(c) Profession	(d) Individual Taxpayer’s ID (CPF)	(e) Elected position	(f) Date election	(g) Date of inauguration	(h) Term of Office	(i) Other positions or duties held in the Company(i)	(j) Appointed by Controlling Shareholder?	(k) Independent member	(l) Consecutive terms
Murilo Cesar Lemos dos Santos Passos	7/6/1947	Chemical Engineer	269.050.007-87	Sitting Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	5
Fernando Luiz Aguiar Filho	6/13/1979	Engineer	306.391.208-57	Deputy Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Francisco Caprino Neto	4/30/1960	Metallurgical Engineer	049.976.298-39	Sitting Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	Member of the Management Processes Committee, Human Resources Management Committee and Related Parties Committee, Member of the Budget and Corporate Finances, Risk Management and Strategy Commissions.	Yes	No	9
Roberto Navarro Evangelista	12/8/1957	Accountant	945.531.658-72	Deputy Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Albrecht Curt Reuter Domenech	6/25/1947	Engineer	213.551.208-70	Sitting Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Livio Hagime Kuze	11/5/1980	Business Administrator	220.769.508-50	Deputy Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Decio Bottechia Junior	10/16/1965	Bank employee and Economist	089.765.878-05	Sitting Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Osvaldo Cezar Galli	11/23/1954	Business Administrator	230.491.899-91	Deputy Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	2
Deli Soares Pereira	10/21/1949	Bank employee and Economist	369.030.198-04	Sitting Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	2
Heloisa Helena Silva de Oliveira	8/4/1955	Bank employee and Economist	356.627.517-49	Deputy Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Licio da Costa Raimundo	10/11/1968	Economist	131.951.338-73	Sitting Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Martin Roberto Glogowsky	11/14/1953	Business Administrator	861.682.748-04	Deputy Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Ana Maria Elorrieta	8/13/1955	Accountant	125.045.588-05	Independent Director	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes(i)	Yes(i)	0
1

In accordance with item 4.3 of the Novo Mercado Regulations, which determines that at least twenty percent (20%) of slots on the Board of Directors may be filled with independent Board Members, controlling shareholders have together indicated Mrs. Ana Maria Elorrieta as the independent member on the Board of Directors.

The Company considers as being independent those Board members who: (i) have no connection with the Company, except for interest in its capital; (ii) is not the Controlling Shareholder, spouse or relative up to the second degree of kinship of the Controlling Shareholder, and/or is not or has not been, over the previous three (3) years connected to a company or entity connected to the Controlling Shareholder (not applicable to individuals linked to public research and/or educational institutions); (iii) has not been, over the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or any subsidiary of the Company; (iv) is not a direct or indirect supplier or buyer of the Company’s services and/or products, to such an extent that suggests the loss of independence; (v) is not an employee or manager of a company or entity rendering or requesting the Company’s services and/or products, to such an extent that suggests the loss of independence; (vi) is not a spouse or relative up to the second degree of kinship of any manager of the Company; and (vii) does not receive any other compensation from the Company other than as a director (not applicable to any earnings arising from any interest on capital).

2

The following table provides the main information on nominees to sitting and deputy positions on the Fiscal Council:

Fiscal Council Nominees
(a) Name	(b) Date of Birth	(c) Profession	(d) Individual Taxpayer’s ID (CPF)	(e) Elected position	(f) Date election	(g) Date of inauguration	(h) Term of Office	(i) Other positions or duties held in the Company(i)	(j) Appointed by Controlling Shareholder?	(m) Independent member	(n) Consecutive terms
Adalgiso Fragoso de Faria	6/14/1960	Economist	293.140.546-91	Sitting Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	6
Paulo Ionescu	4/27/1981	Business Administrator	220.512.688-19	Deputy Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
Marcelo de Andrade	4/11/1967	Business Administrator	076.244.538-60	Sitting Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	1
Susana Amaral Silveira	6/16/1980	Lawyer	221.135.938-82	Deputy Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0
William Bezerra Cavalcanti Filho	10/26/1956	Economist	530.627.607-53	Sitting Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	2
Maria da Gloria Pellicano	8/15/1954	Bank employee and Economist	159.097.436-00	Deputy Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	3
Celene Carvalho de Jesus	7/10/1955	Bank employee and Economist	113.674.231-04	Sitting Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	2
Cícero da Silva	12/29/1950	Pensioner	045.747.611-72	Deputy Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	2
Carlos Alberto Cardoso Moreira	4/5/1960	Business Administrator	039.464.818-84	Sitting Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	Member of the HR Management Committee.	Yes	No	0
Ivan Mendes do Carmo	3/1/1963	Economist	279.786.131-00	Deputy Board Member	4/29/2015	TBD	1 year – through the 2016 Shareholders’ Meeting	-	Yes	No	0

3

12.5. (m) Data on nominees to management and members of the issuer’s fiscal council

BOARD OF DIRECTORS

Sitting: Murilo Cesar Lemos dos Santos Passos	Deputy: Fernando Luiz Aguiar Filho

Graduated in Chemical Engineering from UFRJ/RJ in 1971, from 1970 to 1977 he worked with the Ministry of Industry and Commerce – Board of Industrial Development (CDI). From 1977 to 1992, Mr. Passos was employed and later became Executive Forest Product, Environment and Metallurgy Officer at Companhia Vale do Rio Doce and CEO of Celulose Nipo-Brasileira S.A. (Cenibra) and Florestas Rio Doce S.A. From 1993 to 2006, he was Superintendent Officer at Bahia Sul Celulose S.A. and Suzano Papel e Celulose S.A. He was member of the Board of Directors of Brasil Agro Cia. Brasileira de Propriedades Agrícolas between 2007 and 2010. Currently, Mr. Passos is member of the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., the Notable Committee of the National Quality Foundation (FNPQ), the Senior Board of the EcoFuture Institute and Advisory Committee to the Pulp and Paper Producers’ Association – BRACELPA, of the Board of Directors and Financial Committee of São Martinho S.A., Board of Directors of Odontoprev S.A., Camil Alimentos S.A., and Tegma Gestão Logística S.A. He has been Chairman of the Board of Directors of CPFL Energia since 2010.

Graduated in Civil Engineering from USP-SP in 2001, and obtained a Master’s degree from the same institution in 2007. He served as an Engineer at Construções e Comércio Camargo Corrêa S.A. (CCCC) between April 2002 and October 2006, as Analyst, Advisor, Manager and Superintendent of Equity Interest at Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and at Camargo Corrêa S.A. (CCSA) between October 2006 and September 2014. He served as deputy member of the Fiscal Council of Companhia de Concessões Rodoviárias S.A. (CCR) between April 2009 and April 2013 and of CPFL Energia S.A. between April 2009 and April 2014. He is currently an Executive Officer of Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., ESC Energia S.A., Atila Holdings S.A. and Camargo Corrêa Geração de Energia S.A. and Equity Interest Officer at Camargo Corrêa S.A. (CCSA).

Sitting: Francisco Caprino Neto	Deputy: Roberto Navarro Evangelista

Graduated in Metallurgical Engineering from USP/SP in 1983, he also holds a Master’s degree in Metallurgical Engineering from the same institution in 1992. Mr. Caprino Neto has acted as Head of the Process Engineering Department and Planning and Control Advisor for Siderúrgica J.L. Aliperti S.A., and Coordinator of Metallurgical Processes for Aços Vilares S.A. He was a sitting member of the Boards of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2000 to 2005. He is a certified Board member by the Brazilian Corporate Governance Institute (IBGC). He has been Superintendent Officer and chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE) Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) since 2007 and VBC Energia S.A. since 2009, and ESC Energia S.A. since 2012. He has also been a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR) since 2004. He was a sitting member of the Board of Directors of CPFL Energia, from 2004 to April 2013, and deputy member from April 2013 to August 2014, and is currently a sitting member.

Graduated in Accounting Science from Instituto Alberto Mesquita de Camargo/SP. He attended the Program of Continued Education “Creation of Value for Shareholders” offered by FGV/GVPEC. He has been a deputy member of the Fiscal Council of CPFL Energia. He is currently Treasury Officer of Camargo Corrêa S.A. (CCSA) and a deputy member of the Fiscal Council of São Paulo Alpargatas S.A.

4

Sitting: Albrecht Curt Reuter Domenech	Deputy: Livio Hagime Kuze

Graduated in Civil Engineering from the University of Puerto Rico, obtained a Master’s degree in Business Management from the Wharton School of the University of Pennsylvania (USA). He served as managing partner at McKinsey & Company, Inc. from 1979 to 2006. He is currently a member of the Boards of Directors of Camargo Corrêa S.A. (CCSA), InterCement Participações S.A. , Loma Negra CIASA, Camargo Correa Energia S.A., VBC Energia S.A. and other companies.

Graduated in Business Administration from Escola de Administração de São Paulo - EAESP/FGV-SP, in 2001, with a specialization degree in Finances from Wharton/University of Pennsylvania, and from Both/University of Chicago and in Project Management from EAESP/FGV. He has served as an associate consultant for consulting company A.T.Kearney in projects in Brazil and the United States from 2001 to 2005 and Project Manager at Unibanco from 2005 to 2007. Mr. Kuze has also served as Corporate Strategic Planning Manager at Tavex Corporation (a subsidiary of Camargo Corrêa) from 2007 to 2009. After a brief period working for MasterCard Advisors in 2009, he returned to Camargo Corrêa in 2010 as Strategic Intelligence Manager. He has been a deputy member of the Fiscal Council of CPFL Energia. Since 2012, he has served as Superintendent of Finances and Strategic Planning at Camargo Corrêa S.A. (CCSA).

Sitting: Décio Bottechia Júnior	Deputy: Osvaldo Cezar Galli

Mr. Bottechia holds an undergraduate degree in Economics from Universidade Mackenzie in 1990, a graduate degree in Financial Management from Universidade São Judas Tadeu earned in 1995, Master’s and Doctorate degrees in Business Economics from Universidade Católica de Brasília (UCB) earned in 2005 and 2013, respectively. He served as Senior Advisor to Banco do Brasil between 2002 and 2014. Since 2013, he has been a member of the Fiscal Council of ANABBPREV and since 2014, served as Planning Officer at Previ.

Graduated in Business Administration from Faculdades Integradas Norte do Paraná - UNOPAR in 1996, with an MBA in Business and Finance from FIA-USP/SP in 2001 with specializations in Corporate Administration from UNOPAR and USP/SP in 1998 and Administration in Public Management from FUNDACE - Brasília in 2001. He studied Applied Economics at Banco do Brasil and Professional Perfection in Banking Administration at Faculdade Católica de Administração e Economia de Curitiba in 1992. He served as General and Service Manager from 1991 to 1997, Regional and State Superintendent of Banco do Brasil from 1998 and 2007, and was a member of the Board of SEBRAE from 2001 to 2003, Superintendent of FIC – Distributor of Oil Products from 2006 to 2007 and CEO of Pioneiros Bioenergia from 2007 to 2008. He has been the Chief Corporate Financial Officer of Costa Negócios since 2009. He has been deputy member of the Board of Directors of CPFL Energia since 2013.

5

Sitting: Deli Soares Pereira	Deputy: Heloisa Helena Silva de Oliveira

Graduated in Social Sciences from USP/SP in 1979, with a graduate degree in Economics and Labor Relations Management from PUC-SP in 2009. He was a deputy member of the Boards of Directors of VALE S.A. and VALEPAR S.A. from 2000 to 2013. He has served as a sitting member on the Boards of Directors of Tigre S.A. – Tubos e Conexões from 2001 to 2003, SOLPART Participações S.A. from 2006 to 2008, and of CPFL Piratininga, CPFL Paulista, CPFL Geração and CPFL Energia from 2004 to 2006. He has been a sitting member of the Board of Directors of CPFL Energia since 2013.

Ms. Oliveira holds an undergraduate degree in Economics from Centro Universitário de Brasília (UNICEUB) earned in 2002, a graduate degree in the Program for Qualification of Executives (BBMBA) offered by Fundação Instituto de Administração (FEA/USP-SP) earned in 1994 and a graduate degree in Corporate Governance from FIPECAFI-USP. She presided Fundação Banco do Brasil from 1999 to 2003. She served as sitting and deputy Director of BRF – Brasil Foods from 2011 to 2013.

Sitting: Licio da Costa Raimundo	Deputy: Martin Roberto Glogowsky

Mr. Raimundo holds an undergraduate degree in Economics from FEA-USP earned in 1993, Master’s and Doctorate degrees from the Institute of Economics of UNICAMP, earned in 1997 and 2002, respectively. From 2003 to 2005, he served as Manager of the Investment Planning Area of Fundação Petrobrás de Seguridade Social – Petros. Since 2001, he serves as Senior Technical Advisor to the Finance Department of the City of Campinas and, since 2013, as Investment Officer of Fundação de Previdência Complementar do Servidor Público Federal - Funpresp.

Graduated in Business Administration from FGV/SP in 1976 and in Law from PUC/SP in 1979. Since 2005, he has served as CEO of Fundação CESP, having previously served as Investment and Asset Officer from 1999 to 2005. He was Vice-President of Citibank from 1977 to 1994. Mr. Glogowsky also served in the Capital Markets area of Banco Schahin Cury S.A. from 1994 to 1997 and of Banco BBA Creditanstaltd from 1997 to 1998. He has been Chairman of the Fiscal Council of Net Serviços de Comunicação S.A. since 2005. Furthermore, Mr. Glogowsky is a member and certified Director/Fiscal Council member by the Brazilian Corporate Governance Institute (IBGC), having been a member of its National Technical Investment Commission, and is currently members of the Commission of Board of Directors. He is currently a member of the Advisory Board of Abrapp – Brazilian Association of Supplementary Pension Plan Entities. Since 2002, he has alternately served as Fiscal Council member and Board member in companies in the CPFL group.

Independent Director: Ana Maria Elorrieta

Graduated in Accounting Sciences from the University of Buenos Aires (UBA) in 1973. In 1995, she became a partner of PwC Brasil, where she served until December 2012. Over this period, she headed the Risk and Quality department in Brazil and South America, represented PwC in international forums (PwC Global Accounting Standards Board and Global Risk & Quality), and was a member of the Territory Leadership Team. From 1997 to 2002, she participated in the Workgroup to discuss Brazilian Accounting Standards promoted by the Federal Accounting Council (CFC). From 1998 to 2003, she was a member of the International Auditing and Assurance Standard Board (IAASB) of the International Federation of Accountants (IFAC). In the Brazilian Institute of Accountants (IBRACON), she was part of several administrations of the National Executive Board from 1998 to 2004, and was director of technical affairs from 2004 to 2007, as well as president of the National Executive Board from 2009 to 2011. From 2005 to 2014, she led the Latin America Coordinating Committee. She is an acting associate of the Brazilian Corporate Governance Institute (IBGC) and a certified Director since 2013. Since 2014, she has been a member of the Audit Committee of a closely held Brazilian mining company.

6

FISCAL COUNCIL

Sitting: Adalgiso Fragoso de Faria	Deputy: Paulo Ionescu

Graduated in Economic Science from PUC/MG, in 1987, with an MBA in Corporate Finance from IBMEC/SP in 1995 and Economic Policy and Corporate Finance from Fundação Mineira de Educação e Cultura - FUMEC in 1990. He was an Economic-Financial Analyst for Andrade Gutierrez S.A. from 1979 to 2005 and Financial and Administrative Officer for SP Vias Concessionária de Rodovias S.A. from 2005 to 2006. Since 2006, he has served as an Executive Officer at Camargo Corrêa S.A. (CCSA). He is a sitting member of the Fiscal Councils of Companhia de Concessões Rodoviárias S.A. (CCR), of São Paulo Alpargatas S.A., and since 2009 of CPFL Energia.

Graduated in Business Administration from FGV/SP in 2003, with MBA from the Wharton School of the University of Pennsylvania earned in 2010. Currently Manager of Strategic Planning at Camargo Corrêa S.A. (CCSA).

Sitting: Marcelo de Andrade	Deputy: Susana Amaral Silveira

Graduated in Business Administration from Universidade São Judas Tadeu in São Paulo in 1999, with a graduate degree in Controllership (MBA Controller) from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras of Universidade de São Paulo (FIPECAFI–USP/SP) in 1999. He is currently Controller Superintendent at Camargo Corrêa S.A. (CCSA), and has been a part of the group since 2009. He is a sitting member of the Fiscal Councils of São Paulo Alpargatas S.A. and of CPFL Energia. Mr. Andrade served as Corporate Financial and Strategic Planning Manager at Coelho da Fonseca Empreendimentos Imobiliários Ltda. from 2008 to 2009, and also as Corporate Planning and Budget Manager at Santista Têxtil S.A. from 1998 to 2008.

Graduated in Law from USP/SP in 2002, earned a Master’s in Law from the University of Oxford in 2007 and a Doctorate in Law from USP/SP in 2010. Acted as lawyer in corporate law, contracts, financing and M&A from October 2007 to November 2012 at Veirano Advogados. Currently she serves as Legal Superintendent at Camargo Corrêa S.A. (CCSA).

7

Sitting: William Bezerra Cavalcanti Filho	Deputy: Maria da Gloria Pellicano

Graduated in Economic Science from Faculdades Integradas Bennett in 1982, with a graduate degree in General Education for Senior Executives from FGV/RJ in 1996 and an Executive MBA in Finance from IBMEC – RJ in 1991. He served on the Fiscal Council of América Latina Logística S.A. – ALL from 2009 to 2010 and Sadia S.A. from 2000 to 2001, as a deputy member of the Boards of Directors for Rio de Janeiro Stock Exchange from 2000 to 2001, Brasilcap S.A. from 2001 to 2009, and simultaneously President of the Investment Committee and sitting member of the Boards of Directors Guaraniana S.A. – currently Neoenergia S.A. from 1997 to 2000 and Guaraniana Comércio e Serviços S.A. from 2001 to 2002. He was Vice-Chairman of the Boards of Directors of Nitrocarbono S.A. and Pronor S.A. from 1997 to 2002. Furthermore, Mr. Cavalcanti Filho worked as an Officer for Banco do Brasil S.A., serving as Executive Manager of the Financial Operations Department – GEROF from 1999 to 2003, Financial Officer from 2003 to 2009, and Executive Manager of the Financial and Investment Area of Brasilcap S.A. from 2009 to 2013. From 2011 to 2013, he was a member of the Board of Directors of Fiago Participações S.A. He was elected Chairman of the Fiscal Council of CPFL Energia in 2013.

Mrs. Pelliciano has a bachelor’s degree in Economic Science from Universidade Católica de Brasília/DF, in 1981 and a graduate degree in Economic Engineering from Universidade do Distrito Federal – UDF in 1982. She developed her career as an employee at Banco do Brasil S.A. She was Chief of Staff for the House of Representatives of the Federal District from 1995 to 1998 and member of the Board of Directors of Companhia Tecidos Norte de Minas – Coteminas from 2001 to 2007. From 2009 to 2010, she was a municipal project manager for the City Council of Jacutinga/MG. She has served as Secretary of Economic Development for the Federal District and from 2012 to 2014 as member of the Board of Directors of BRB Corretora de Seguros. She has been a deputy member of the Board of Directors of CPFL Energia since 2012.

Sitting: Celene Carvalho de Jesus	Deputy: Cícero da Silva

Graduated in Accounting Science from UniCEUB – Centro Universitário de Brasília, in 1983, with a specialization in Management Accounting from FGV/DF in 1989 and pursued an MBA in Financial Institution Management from Universidade Católica da Brasília in 2002. She was Executive Manager/Accountant of Caixa Previdência dos Funcionários of Banco do Brasil - PREVI from 2002 to 2007. She was a member of the Audit Committee of Banco do Brasil from 2008 to 2012. She is a certified Fiscal Council member by the Brazilian Corporate Governance Institute (IBGC), having played this role at CEMIG, Cooperforte, Embraer, Embratel Participações, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Empresa de Transporte Coletivo de Brasília – TCB from 1996 to 2008. She has been a sitting member of the Fiscal Council of CPFL Energia since 2013.

Graduated in Law from Anhanguera – Centro Universitário de Campo Grande/MS in 2008, and Accounting Sciences from UFMS/MS in 1980, with a graduate degree in Investigative Accounting, Financial and Corporate Forensics from Universidade Católica Dom Bosco in 2002 and an MBA in Auditing from FIPECAFI/USP in 1997. He acted as Auditor for AUDIT Campo Grande from 1994 to 1998 and General Manager and Adjunct manager of Banco do Brasil from 1986 to 1994. He was a deputy manager of the Fiscal Council and Board of Directors of companies of the CPFL Group from 2005 to 2009 and VALE S.A. from 2009 to 2013. She has been a deputy member of the Fiscal Council of CPFL Energia since 2013.

8

Sitting: Carlos Alberto Cardoso Moreira	Deputy: Ivan Mendes do Carmo

Graduated in Business Administration from PUC/SP in 1984. From 1984 to 1988, he was Senior Investment Analyst for Credibanco. Between 1988 and 1992, he served as Vice-President of Citibank N.A. Mr. Moreira was also Institutional Client Officer for Banco BMC S.A. from 1992 to 1999. From 2000 to 2014, he served as the Investment and Finance Officer for Fundação Sistel de Seguridade Social (SISTEL). He is a certified Board member the Brazilian Corporate Governance Institute (IBGC). He is currently a member of the National Technical Commission on Investments – CNTI of Abrapp, a member of the Board of Directors of Geração, Transmissão e Distribuição S.A. – GTD. Furthermore, he is the Chief Administrative Officer of Bonaire Participações S.A. and Executive Officer of SISTEL. Mr. Moreira has held both sitting and deputy positions in the Board of Directors of CPFL Energia since 2002.

Mr. Carmo holds an undergraduate degree in Economics from Associação de Ensino Unificado-DF earned in 1986, a Master’s degree in Economics from EPGE/FGV earned in 1987, and an MBA in Finances from IBMEC earned in 1996. He served in the Department of Finances of the Federal District from 1984 to 1986, where he was responsible for the financial management of contracts of autonomous bodies of the Federal District Government. Since 1987, he is responsible for the strategic management of investments and treasury at Fundação Sistel de Seguridade Social. He has served in the Fiscal Councils of Telesp Participações S.A., Santos Brasil S.A., Companhia de Logística Portuária, Caraiba Metais S.A., Perdigão S.A. and CPFL Energia S.A. He is currently sitting member of the Board of Directors of Bonaire S.A. and Chairman of the Fiscal Council of Embraer S.A. since 2010.

9

12.5 (n). Describe any of the following events that have occurred in the last five (5) years

i. any criminal conviction

ii. any conviction in a CVM administrative suit and respective penalties applied

iii. any final conviction, either legal or administrative, that may have suspended or prohibited the practice of any professional or commercial activities

Controlling Shareholders have declared to CPFL Energia that any of the nominees indicated thereby for positions as members of the Board of Directors of Fiscal Council are able to affirm that they have not suffered any (i) criminal convictions, (ii) convictions in a CVM administrative suit or (iii) final conviction, either legal or administrative, that may have suspended or prohibited the practice of professional or commercial activities.

12.6. Percentage of participation in meetings.

a. Board of Directors

Board of Directors
Name	Percentage of attendance in meetings of the Board of Directors in the most recent fiscal year (%)
Murilo Cesar Lemos dos Santos Passos	100
Fernando Luiz Aguiar Filho	N/A
Francisco Caprino Neto	100
Roberto Navarro Evangelista	N/A
Albrecht Curt Reuter Domenech	N/A
Livio Hagime Kuze	N/A
Decio Bottechia Junior	N/A
Osvaldo Cezar Galli	N/A
Deli Soares Pereira	100
Heloisa Helena Silva de Oliveira	N/A
Licio da Costa Raimundo	N/A
Martin Roberto Glogowsky	N/A
Ana Maria Elorrieta	N/A

10

b. Fiscal Council

Fiscal Council
Name	Percentage of attendance in meetings of the Fiscal Council in the most recent fiscal year (%)
Adalgiso Fragoso de Faria	100
Paulo Ionescu	N/A
Marcelo de Andrade	100
Susana Amaral Silveira	N/A
William Bezerra Cavalcanti Filho	100
Maria da Gloria Pellicano	N/A
Celene Carvalho de Jesus	100
Cícero da Silva	N/A
Carlos Alberto Cardoso Moreira	N/A
Ivan Mendes do Carmo	N/A

11

12.7. Information on members of statutory committees, as well as of audit, risk, financial and compensation committees, even if not created by the Bylaws

Not applicable.

12.8. Information on the percentage of attendance in meetings of statutory committees, as well as of audit, risk, financial and compensation committees, even if not created by the Bylaws

Not applicable.

12.9 Marriage, stable union or kinship up to the second degree between the following parties

a. issuer’s management

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of CPFL Energia.

b. (i) issuer’s management and (ii) the management of the issuer’s direct or indirect subsidiaries

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia

c. (i) issuer’s management and that of its direct and indirect subsidiaries and (ii) the issuer’s direct or indirect controllers

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of CPFL Energia, or managers of its direct and indirect subsidiaries and its direct and indirect controlling shareholders, except for:

d. (i) issuer’s management and (ii) the management of the issuer’s indirect and direct controlling corporations

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia.

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12.10 Inform any subordinate relations, service provision relations or control maintained, in the last three fiscal years, between the issuer’s management and the following parties

a. a corporation indirectly or directly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire capital stock.

No nominee for sitting or deputy positions in the Board of Directors or Fiscal Council of CPFL Energia has exercised, in the last three (3) fiscal years, executive duties in any corporation directly or indirectly controlled by the CPFL Energia.

b. direct or indirect controller of the issuer.

Certain nominees to positions on the Board of Directors of CPFL Energia have held, in the last three (3) fiscal years, management positions (officer of member of the Board of Directors) in a direct or indirect controlling corporation or entity of CPFL Energia, namely:

- Francisco Caprino Neto is Superintendent Officer and Chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE), Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), VBC Energia S.A. and ESC Energia S.A.

- Fernando Luiz Aguir Filho is an Executive Officer at Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., ESC Energia S.A., Atila Holdings S.A. and Camargo Corrêa Geração de Energia S.A. and Director of Equity Interests at Camargo Corrêa S.A. (CCSA).

- Albrecht Curt Reuter Domenech is a member of the Boards of Directors of Camargo Correa S.A. (CCSA), Camargo Correa Energia S.A. and VBC Energia S.A.

- Décio Bottechia Júnior is Chief Planning Officer at Previ.

- Martin Roberto Glogowsky is the Chief Executive Officer of Fundação CESP.

c. if relevant, any supplier, customer, creditor or debtor of the issuer, its subsidiary or controller or the subsidiaries of any of the aforementioned persons.

There are no relations marked by subordination, service provision or control between nominees to the Board of Directors or Fiscal Council of CPFL Energia and suppliers, customers, creditors or debtors of the CPFL Energia, or those of its subsidiaries, controllers or the subsidiaries of any of the aforementioned persons.

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APPENDIX IV

13.      Management Compensation

13.1    Compensation policy or practice of the board of directors, statutory and non-statutory board of executive officers, Fiscal Council and supporting committees.

a) objectives of the compensation policy or practice:

The management compensation policy practiced by CPFL Energia aims to attract, retain, encourage and develop certain professionals in accordance with the standards of excellence required by the CPFL Energia Group.

The variable compensation of the statutory officers is based on the goals provided for in the Company’s Strategic Planning.

CPFL Energia’s People Management Committee, a supporting committee of the Board of Directors, checks the adherence of the variable compensation plans to the Company’s strategic plan and evaluates compliance with the established goals.

b) breakdown of the compensation:

i.             Description of compensation elements and objectives of each one

Members of the Board of Directors and Fiscal Council of the Company receive fixed monthly fees, which are established in accordance with market standards, with differentiated compensation for the Chairman of the Board of Directors since 2012, due to the unique attributions of that position.

Members of the Statutory Board of Executive in addition to receiving fixed monthly fees, are entitled to (i) benefits, (ii) short-term incentives and (iii) long-term incentives.

Concerning variable compensation, (i) the benefits are designed to align the market practices and retain the Executives, such as Health and Dental Plan, Executive Life Insurance, Annual Health Check-Up, Food Voucher and Private Pension Plan with equal contribution by the company, (ii) the short-term incentives aim mainly to guide the behavior of the Executives towards improving the Company’s business strategy and achieving results within each year and are paid through bonus based on a set of corporate, specific and people-management targets; and (iii) the long-term incentives are designed to create a long-term vision and commitment, aligning interests of the Company’s statutory officers, the group of shareholders and rewarding the achievements of results and the sustainable creation of value.

Supporting committees to the Company’s Board of Directors, namely, Management Processes Committee, People Management Committee and Related Parties Committee, are mostly composed of the Board of Directors’ sitting or alternate members, who do not receive any additional compensation for their position held in such committees.

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ii.            proportion of each element in total compensation

	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	100%	100%	49%
Benefits	-	-	4%
Short-term incentives	-	-	33%
Long-term incentives	-	-	14%
Total	100%	100%	100%

Percentages informed to the Statutory Board of Executive Officers may vary mainly due to the composition based on variable elements.

            iii.        calculation and adjustment methodology for each element of the compensation

Members of the Board of Directors and the Fiscal Council are compensated through fixed monthly fees. Alternate members do not receive any compensation, except when replacing sitting member who they are related to. In this case, the Company pays to the alternate member only 50% of the monthly fee designed to the sitting member, if the alternate member participates in an annual meeting of the body, or pays the entire fixed monthly fee when the sitting member is temporarily unable to exercise their duties. The adjustment to the compensation of the members of the Company’s Board of Directors and Fiscal Council is defined based on market research carried out by a specialized company.

The fixed compensation proposal defined by the Company’s Board of Directors for the statutory officers, as well as a possible adjustment, is based on a market research conducted annually by specialized consulting companies. Said research was carried out by Hay Group do Brazil and Mercer Human Resources Consulting Ltda.. The proposal for variable compensation is detailed in item 13.3.

            iv.        reasons justifying the breakdown of the compensation.

The breakdown of compensation takes into consideration the responsibilities of each position and based on the amounts practiced in the market for professionals who exercise corresponding duties.

c) key performance indicators taken into consideration while determining each element of compensation:

The compensation of the members of the Company’s Board of Directors and Fiscal Council is fixed and does not consider the individual or organizational performance indicators.

Regarding variable compensation of statutory officers, the Company evaluates its Board of Executive Officers assessing the performance of its members in accordance with the corporate and individual goals established pursuant to the Company’s strategic plan and guidelines of Shareholder Value Creation (GVA) system, which were previously defined and approved by the Board of Directors. The Board of Directors is supported by the People Management Committee to follow and evaluate the performance of the Board of Executive Officers with regard to compliance of its annual goals. The contract setting the targets of each Executive Officer includes financial, individual growth, value creation and people management targets, based on three different groups, the first corresponding to Corporate targets for EBITDA, PMSO expenses, Net Debt and Growth Indicators, the second with specific targets is directly managed by each business unit, and the third with targets corresponding to people management, such as improving workplace climate, succession practices and safety indicators.

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It is also incumbent upon the People Management Committee to define the succession plan of the Board of Executive Officers and its criteria and to analyze the calculation methods provided for in the Administrative Rule that sets forth guidelines of the Long-Term Incentive Plan (“ILP”) for the Company’s Executives (“ILP Rule”).

d) how compensation is structured to reflect the evolution of performance indicators:

The fees of the Board of Directors and Fiscal Council are annually reviewed through market research and possible adjustments are defined by the Board of Directors, supported by the People Management Committee, and subsequently submitted to the Company’s Shareholders Meeting for their deliberation.

With regard to the statutory officers, the variable compensation is completely based on formally established quantitative and qualitative goals that reflect the evolution of the Company’s performance indicators.

e) how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer:

The compensation policy of the statutory officers is aligned with the Company’s interests, since it is based on criteria related to the previously defined economic and financial performance of the Company. The People Management Committee, which supports the Company’s Board of Directors, is a committee that contributes to verify if the compensation is adequately aligned.

Our compensation policy is designed to encourage employees to seek the highest returns on the investments and projects developed by the Company, so that to align their interests with those of the Company’s through the following perspectives: (i) short-term: salary and benefits package compatible to the market; (ii) medium-term: payment of profit sharing and bonus in accordance with the performance of pre-established targets; and (iii) long-term: granting of phantom stocks through the specific program, with the possibility of converting the bonus into cash, as defined in item 13.4.

f) existence of compensation supported by subsidiaries or the direct or indirect parent company:

Members of the Company’s Board of Executive Officers, Board of Directors and Fiscal Council do not receive any compensation from the exercise of their position in the Company that is supported by subsidiaries or parent companies.

g) existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of control of the issuer:

With regard to the members of our Board of Directors and our Fiscal Council, there is no compensation or benefit linked to the occurrence of specific corporate event.

Concerning the statutory officers, indemnification is provided for in the event of a significant change in the shareholders comprising the majority controlling block, which includes the extinction of the officer position, unilateral removal by the Board of Directors or a change in the working conditions analogous to the indirect termination of the employment agreement.

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13.2       Compensation recognized in the results of the three previous years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

COMPENSATION RECOGNIZED IN FISCAL YEAR 2012 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	6.17 members	5.08 members	5.75 members	17.00 members
c.i. Fixed annual compensation
Salary or pro-labore	1,196	608	2,680	4,484
Direct and indirect benefits	-	-	25	25
Compensation for membership in committees	96	-	-	96
other	258	122	2,997	3,377
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus
Profit sharing	-	-	3,795	3,795
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	2,861	2,861
Description of other variable compensations			“Other” refers to ILP and INSS
c.iii. Post-employment benefits	-	-	514	514
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	1,484	1,484
Description of share-based compensation			includes INSS
Note

The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated at the annual average number of members of each of these bodies, determined on a monthly basis, rounded to two decimal places, pursuant to Circular Letter CVM/SEP/ No. 02/2015.

d. Compensation by each Body	1,550	730	14,356
e. Total compensation for the Bodies				16,636

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COMPENSATION RECOGNIZED IN FISCAL YEAR 2013 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7.17 members	6.25 members	6 members	19.42 members
c.i. Fixed annual compensation
Salary or pro-labore	1,271	548	4,874	6,693
Direct and indirect benefits	3	2	28	33
Compensation for membership in committees	-	-	-	-
Other	260	114	2,006	2,380
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	3,281	3,281
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-1,972	-1,972
Description of other variable compensations			“Other” refers to ILP and INSS. Includes reversal of provision of ILP
c.iii. Post-employment benefits	-	-	452	452
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-
Description of share-based compensation
Note

The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated at the annual average number of members of each of these bodies, determined on a monthly basis, rounded to two decimal places, pursuant to Circular Letter CVM/SEP/ No. 02/2015.

d. Compensation by each Body	1,534	664	8,669
e. Total compensation for the Bodies				10,867

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COMPENSATION RECOGNIZED IN FISCAL YEAR 2014 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7 members	5 members	5.67 members	17.67 members
c.i. Fixed annual compensation
Salary or pro-labore	1,528	670	4,588	6,786
Direct and indirect benefits	10	12	46	68
Compensation for membership in committees	-	-	-	-
Other	306	134	1,630	2,070
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	4,142	4,142
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	1,699	1,699
Description of other variable compensations			“Other” refers to INSS and ILP
c.iii. Post-employment benefits	-	-	477	477
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	-	-
Description of share-based compensation
Note

The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated at the annual average number of members of each of these bodies, determined on a monthly basis, rounded to two decimal places, pursuant to Circular Letter CVM/SEP/ No. 02/2015.

d. Compensation by each Body	1,844	816	12,582
e. Total compensation for the Bodies				15,242

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OVERALL COMPENSATION PLANNED FOR FISCAL YEAR 2015 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7 members	5 members	6 members	18 members
c.i. Fixed annual compensation
Salary or pro-labore	1,623	712	6,099	8,434
Direct and indirect benefits	-	-	120	120
Compensation for membership in committees	-	-	-	-
Other	325	142	1,648	2,115
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	5,280	5,280
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensations			“Other” refers to INSS and ILP
c.iii. Post-employment benefits	-	-	583	583
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	-	-
Description of share-based compensation
Note

The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated at the annual average number of members of each of these bodies, determined on a monthly basis, rounded to two decimal places, pursuant to Circular Letter CVM/SEP/ No. 02/2015.

d. Compensation by each Body	1,948	854	13,730
e. Total compensation for the Bodies				16,532

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13.3    Variable compensation of the last three fiscal years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2012 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	6	18
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	3,0361)	3,036
ii. Maximum amount set forth in the compensation plan	N/A	N/A	4,554(1)	4,554
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	3,795(1)	3,795
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	3,795(1)	3,795
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2013 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	6	18
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	2,624(1)	2,624
ii. Maximum amount set forth in the compensation plan	N/A	N/A	3,937(1)	3,937
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	3,281(1)	3,281
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	3,281(1)	3,281
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

(1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

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VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2014 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	6	18
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	3,313(1)	3,313
ii. Maximum amount set forth in the compensation plan	N/A	N/A	4,969(1)	4,969
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	4,141(1)	4,141
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

VARIABLE COMPENSATION PLANNED – FISCAL YEAR 2015 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	07	05	7	19
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	4,223(1)	4,223
ii. Maximum amount set forth in the compensation plan	N/A	N/A	6,335(1)	6,335
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	5,280(1)	5,280
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

         (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

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13.4                Share-based compensation plan for the board of directors and statutory board of executive officers in force during the previous year and planned for the current year

a)   general terms and conditions:

At Board of Directors’ Meeting held on July 25, 2012, a Long-Term Incentive Plan (“ILP”) was approved based on the Performance of Phantom Stock, which consists of the granting of phantom shares that, after a vesting period, as provided in item 13.4 (j), and if a minimum target for the appreciation in the price of CPFL stock on the exchange is reached, as provided for by the specific rules and revised on an annual basis, may be converted into a cash bonus, with no physical shares granted in any event.

This plan is accompanied annually by the Board of Directors through analyses and reports of its People Management Committee, which is a committee responsible for setting the general conditions of the plan. The Board of Directors has the powers to suspend the plan at any time.

Professionals who hold the statutory position of Chief Executive Officer or Vice Chief Executive Officer in our Company, as well as the CEOs of our subsidiaries (“Executives”), are directly eligible and subject to the performance of Officers and Level 2 Managers, and also limited to, at most, 50% of the executive Officers and 10% of the Level 2 Managers active in the company and exercising duties on the granting date, as approved by the Board of Directors, which is expected to occur by June of each year.

The performance of Officers and Managers is measured by looking at the positioning of the potential and performance assessment matrix (nine box), or, if replaced, another tool of forced distribution. The current tool in practice assesses not only the existence of the skills required to exercise the job, but also the achievement of the individual targets and the potential of the professional.

The initial amount of phantom stock is calculated based on the valuation of CPFL Energia, divided by the number of shares available in the market, and also the number of phantom shares granted to each eligible professional is based on targets established through the best market practices, always in number of compensations, which is subsequently approved by the People Management Committee and by the Board of Directors' Meeting.

b)   main objectives of the plan;

The program was designed to align the interests of eligible Executives and managers with those of shareholders, with the objectives of creating a long-term commitment and the consistent and sustainable creation of value. Likewise, because it involves the determining the long-term results, the plan also aims to retain the talent at the company that most adds value through their individual performance as measured by the potential and performance assessment matrix.

c)    how the plan contributes to these objectives;

When the valuation target set for the company in its long-term strategic plan is met, it shows that the objectives defined in the program were recognized by the market and also the targets aimed for in the strategic plan were achieved.

d)   how the plan fits into the compensation policy of the issuer;

The plan is included in a mix of eligible professionals’ compensation so that to have a greater participation in the variable compensation package, which cannot be incorporated into the compensation and is subject to results that create economic value for the company.

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e)   how the plan aligns the interests of managers and the issuer’s in the short-, medium- and long-term;

The plan aims to encourage the eligible managers’ long-term commitment, taking into consideration that the policy was designed to meet the expectations of the Company’s strategic plan. In the short term, the interests will be aligned through a specific instrument, setting individual and People management targets, in addition to the corporate results assigned to the Group and/or management unit, which are not related to the ILP.

f)    maximum number of shares covered;

In 2014, 157,573 phantom stocks were granted, taking into consideration the initial amount based on the valuation of CPFL Energia, divided by the number of shares available in the market. This amount was used to determine the phantoms stocks granted to the eligible professionals as detailed in item 13.4. (a) hereof.

g)   maximum number of options to be granted;

Number of phantom stocks granted is fixed and is exclusively converted into cash bonus through market value determined by the weighted average of the share price in the last 45 trading sessions as from the last business day of December of the year preceding the conversion year. Conversion will be possibly effective after formal approval from the Board of Directors.

h)   conditions to share acquisition;

As described in item 13.4. (a), for phantom stocks granting, in addition their eligibility and performance, grantees must be active in the Company and exercising their duties on the granting date approved by the Board of Directors, expected to occur up to June of each year.

i)     criteria for fixing the acquisition or exercise price;

Initial amount of phantom shares is calculated based on CPFL Energia valuation, divided by number of shares available in the market, and number of phantom shares granted to each eligible professional is based on targets set by the best market practices, always in number of compensations, subsequently approved by the People Management Committee and by the Board of Directors’ Meeting.

j)    criteria for fixing the vesting period;

Total vesting period will be 4 years to be exercised as follows:

•         1/3 of phantom stocks granted can be converted into premium in the second year after the year of grant;

•         1/3, or 2/3, in case the first conversion has not been exercised, of the phantom stocks granted can be converted into premium in the third year after the year of grant; and

•         100% of phantom stocks granted and still not converted can be converted into premium in the fourth year after year of grant;

k)   form of settlement

When minimum valuation target set in the Company’s strategic plan is achieved, the settlement of phantom stocks as a premium (after the vesting period) consists in determining the Company's share price, as the weighted average (volume) of the share prices over the past 45 trading sessions from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

l)     restrictions on share transfer;

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Considering that the plan does not provide for an effective delivery of shares, this item is not applicable.

m)  Criteria and events that, when verified, will cause the suspension, alteration or extinguishment of the plan;

In case of special events, the Board of Directors, at its criteria and supported by the People Management Committee’s evaluation, is empowered to alter, suspend or even extinguish the long-term incentive plan.

n)   Effects of the manager’s withdrawal from the bodies at the issuer on his or her rights set forth in the share-based compensation plan.

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom shares are canceled	Phantom shares can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom stocks will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

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13.5                Inform the number of shares or quotas, directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect parent companies, subsidiaries or companies under common control, members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, by body, on the closing date of the last fiscal year.

SECURITIES ISSUED BY CPFL ENERGIA
Body	Common Shares
	Directly	Indirectly	Total
Statutory Board of Executive Officers	102,300	-	102,300
Board of Directors	800	-	800
Fiscal Council	-	-	-

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13.6                Share-based compensation over the last 3 fiscal years and compensation planned for the current year, paid to the members of the Board of Directors and Statutory Board of Executive Officers

Despite the granting of phantom stocks in the years ended December 31, 2013 and 2012, the Company did not pay any share-based compensation to the Board of Directors and Statutory Board of Executive Officers, since the value set as reference was lower than the appreciation target.

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2012
Statutory Board of Executive Officers
Body	Statutory Board of Executive Officers
No. of members	6 members
Grant of share options:
(i) Granting date	07/25/12
(ii) Number of shares granted	141,710
(iii) Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (year of 2014)
(iv) Deadline to exercise the options	Fourth year after the year of grant (year of 2016)
(v) Period with restriction to share transfer	There will be no share transfer
(vi) Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	-
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(d) Options exercised during the fiscal year	-
Fair value of the options at granting date	24,16
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

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SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2013
Body	Statutory Board of Executive Officers
No. of members	6 members
Grant of share options:
(i) Granting date	07/31/2013
(ii) Number of shares granted	141,262
(iii) Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (year of 2015)
(iv) Deadline to exercise the options	Fourth year after the year of grant (year of 2017)
(v) Period with restriction to share transfer	There will be no share transfer
(vi) Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	-
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	24.57
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

15

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2014
Body	Statutory Board of Executive Officers
No. of members	6 members
Grant of share options:
(i) Granting date	25,03,2015
(ii) Number of shares granted	157,573
(iii) Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2016)
(iv) Deadline to exercise the options	Fourth year after the year of grant (2018)
(v) Period with restriction to share transfer	There will be no share transfer
(vi) Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	22,40
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

16

SHARE-BASED COMPENSATION PLANNED FOR THE CURRENT YEAR (2015)
Body	Statutory Board of Executive Officers
No. of members	6 members
Grant of share options:
(i) Granting date	N/A
(ii) Number of shares granted	N/A
(iii) Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant; (2018)
(iv) Deadline to exercise the options	Fourth year after the year of grant (2019)
(v) Period with restriction to share transfer	There will be no share transfer
(vi) Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	N/A
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

17

13.7                Outstanding stock options of the board of directors and statutory board of executive officers at the end of the previous fiscal year

	Statutory Board of Executive Officers	Board of Directors
No. of members	6 members	7 members
Not yet exercisable options
(i) Number	157,573	N/A
(ii) Date when they will become exercisable	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant (2016);	N/A
(iii) Deadline to exercise the options	Fourth year after the year of grant (year of 2018)	N/A
(iv) Period with restriction to share transfer	There will be no share transfer	N/A
(v) Average weighted exercise price	N/A(1)	N/A
(vi) Fair value of options on the last day of the fiscal year	N/A(1)	N/A
Exercisable options (2)		N/A
(i) Number	-	N/A
(ii) Deadline to exercise the options	-	N/A
(iii) Period with restriction to share transfer	-	N/A
(iv) Average weighted exercise price	-	N/A
(v) Fair value of options on the last day of the fiscal year	-	N/A
(vi) Fair value of total options on the last day of the fiscal year	-	N/A

 (¹) Share-based compensation paid by the Company does not set forth the effective delivery of physical shares to its beneficiaries, due to the fact that they are phantom shares, as described in item 13.4 above.

(²) First option is to be exercised in 2015.

18

13.8                Options exercised and stock given as share-based compensation to the Board of Directors and the Statutory Board of Executive Officers in the last 3 fiscal years

For the years ended December 31, 2013 and 2012, the Company did not pay any share-based compensation to the Board of Directors and Statutory Board of Executive Officers. Additionally, there were no phantom stocks exercised in 2014.

19

13.9                Information necessary to understand the data disclosed in items 13.6 to 13.8, such as an explanation of the method used for share and option pricing

a)   Pricing model

In order to grant phantom stocks, CPFL Energia valuation was considered as the initial amount, divided by the number of shares available in the market.

For subsequent settlement of phantom stocks (premium after vesting period), the Company share price will be considered, as per weighted average (volume) of share prices over the last forty-five (45) trading sessions, from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

b)   data and assumptions used in the pricing model, including the share weighted average price, strike price, expected volatility, term of life of the option, expected dividends and risk-free interest rates

According to the calculation model mentioned in item 13.9 (a), the amount of twenty-two reais and forty (R$22.40) was determined as initial price of phantom stocks. Stock option price will be only determined when the vesting period is ended, therefore the first exercise will occur in 2014; other items are not applicable to the ILP model in force.

c)    method used and the assumptions made to incorporate the expected effects of early exercise

There is no expected early exercise.

d)   how the expected volatility is determined

It is not applicable to the plan model, due to the fact that share volatility was not considered in the determination of bonus amount.

e)   if any other features of the option was incorporated when measuring its fair value

There are no other features of the options incorporated when measuring its fair value.

20

13.10 Pension plans in effect for members of the Board of Directors and Statutory Board of Executive Officers

Only the Statutory Executive Officers have pension plans. Members of the Fiscal Council and Board of Directors do not enjoy such benefit.

a. Body	Statutory Board of Executive Officers
b. Number of members	5	1
d. Name of the pension plan	PGBL Bradesco	PGBL Brasil Prev
e. Number of members of the management that meet the conditions to retire	0	0
f. Conditions for early retirement	None	None
g. Adjusted amount of the contributions made in the pension plan up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management	R$ 675	R$ 129
h. Total amount of the contributions made up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management*	R$ 477	R$ 6
i. If there is a possible early redemption and what are the conditions for it	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).

* amounts already monetarily adjusted.

21

13.11 Compensation of members of the board of directors, statutory board of executive officers and Fiscal Council

Reasons for not filling out the chart:

This item 13.11 is effectively suspended in relation to the members of the Brazilian Institute of Finance Executives in Rio de Janeiro (“IBEF-RJ”), and, consequently, toward companies with are associated, due to a favorable ruling in the lower court granted by the 5th Federal Court in Rio de Janeiro, in the scope of Ordinary Lawsuit No. 2010.510102888-5 filed by IBEF. CVM has appealed against the decision and the process has not been judged in higher court.

22

13.12 Describe all contractual arrangements, insurance policies or other payment or compensation mechanisms for executive officers in case of termination or retirement, as well as the financial impacts to the issuer

ILP Rule which serves as basis for the programs of 2012, 2013 and 2014 programs establishes how the exercise of phantom stocks, both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted provided that intended conversion is announced up to 30 days after the termination, thus communicating the Human Resources Management Committee.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom shares will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

In case it occurs before the end of term of office, as an initiative of the Company, the dismissed Statutory Executive Officer(s) will be entitled to:

•       Full payment of fees regarding the month of dismissal;

•       13th monthly fee, proportional to the numbers of months worked in the year;

•       1 monthly fee, as a Prior Notice; and

•       Indemnification of convertible portions of the Long-Term Incentive Plan – ILP.

The officer is entitled, as a supplementary right, to receive a special and sole indemnification, corresponding to the amount of six (6) fees, in case of significant change of shareholders comprising the majority controlling block, which includes:

i) extinction of the Officer position, object of the Management Hiring Agreement;

ii) unilateral removal by the Board of Directors; and

iii) change in the working conditions, similar to an indirect termination of the employment agreement, set forth in Article 483 of Consolidation of the Labor Laws - CLT, or that make it less attractive to perform the duties, such as: compensation, benefits, duties, assignments, authority or responsibilities. In this case, the officer can terminate Management Hiring Agreement, therefore being entitled to the indemnification set forth herein.

23

13.13 Percentage of total compensation of each body, as recognized in the result of the Company, related to each member of the board of directors, statutory executive officers or fiscal council that is either a direct or indirect controller, according to applicable accounting rules.

FISCAL YEAR 2012
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	92%	100%	0%

FISCAL YEAR 2013
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	92%	100%	0%

FISCAL YEAR 2014
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	87%	100%	0%

24

13.14 Amounts recognized in the profit or loss of the issuer as compensation of the members of the board of directors, statutory officers or fiscal council grouped by body, for any reason other than the position they hold, such as consulting or advisory commissions and services.

There was no amount paid as a compensation for the members of the Board Of Directors, Statutory Officers or Fiscal Council for any reason other than the position they hold in the Company.

25

13.15 Amounts recognized in the profit or loss of the direct or indirect controlling shareholders, of companies under shared control and of subsidiaries of the issuer as compensation of the members of the board of directors, board of executive officers or fiscal council, grouped by body, in the last three years

FISCAL YEAR 2012 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	17,149	17,149
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2012 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2013 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	10,928	10,928
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2013 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

26

FISCAL YEAR 2014 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	3,214	3,214
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount for the fiscal year.

FISCAL YEAR 2014 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

27

13.16 Provide other information the issuer deems relevant.

Number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers was calculated at the annual average number of members of each of these bodies, determined on a monthly basis, rounded to two decimal places, in line with the provision of the CVM/SEP Circular No. 02/2015, as detailed in the following tables, in each fiscal year:

FISCAL YEAR ENDED DECEMBER 31, 2014
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	5
February	7	5	5
March	7	5	5
April	7	5	5
May	7	5	6
June	7	5	6
July	7	5	6
August	7	5	6
September	7	5	6
October	7	5	6
November	7	5	6
December	7	5	6

FISCAL YEAR ENDED DECEMBER 31, 2013
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	6	6	6
February	7	6	6
March	7	6	6
April	9	8	6
May	8	8	6
June	7	6	6
July	7	6	6
August	7	6	6
September	7	6	6
October	7	5	6
November	7	6	6
December	7	6	6

28

FISCAL YEAR ENDED DECEMBER 31, 2012
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	6	5	5
February	5	5	4
March	6	5	6
April	6	6	6
May	7	5	6
June	7	5	6
July	7	5	6
August	6	5	6
September	6	5	6
October	6	5	6
November	6	5	6
December	6	5	6

29

APPENDIX V

information required as a result of the Capital Increase resolution

(Pursuant to Annex 14 of CVM Instruction 481/09)

1. Inform the amount of the increase and the new amount of capital.

The Management of the Company proposes to increase the capital stock by five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos (R$554,887,598.45), from the current four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62) to five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five  reais and seven centavos (R$5,348,311,955.07).

The Management of the Company will submit to Shareholders the proposal for increase in the capital stock through the issue of bonus shares at the ratio of 3.194510783%, i.e., in the proportion of 0.03194510783 new share, of the same type, for each share held by shareholders at the end of April 29, 2015. The bonus shares will be issued in whole numbers. In case shares cannot be attributed as a whole number to any shareholder, the procedures envisioned in Paragraph 3, Article 169 of Federal Law 6,404/76 will be adopted.

2. Inform whether the capital increase will be through: (a) conversion of debentures or other debt securities into shares; (b) exercise of subscription rights or warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares.

The capital increase will be held through capitalization (reversal) of the Bylaws reserve for working capital reinforcement, pursuant to Article 169 of Brazilian Corporations Law, through bonus of Company shares, as described in item 1 above.

3. Explain in detail the reasons for the capital increase and its legal and economic consequences.

The Management of the Company believes that the proposed increase in the capital stock will adjust the capital to the Company’s operating reality, while strengthening its equity position. The newly issued shares will be distributed free of charge and will benefit Shareholders proportionally to their shareholding prior to the bonus, without any legal or economic consequences to Shareholders in relation to their rights.

4. Provide a copy of the fiscal council report, if applicable.

In the meeting held on March 25, 2015, the Fiscal Council of the Company approved and issued an opinion supporting the Capital Increase, which is attached hereto as Appendix VIII.

5. If the capital increase is through the subscription of shares:

Not applicable.

6.           If the capital increase is through the capitalization of profits or reserves

a.                                Inform if it will change the par value of the shares, if any, or the distribution of new shares among shareholders

The capital increase will not result in the change of the par value of the shares, as the Company’s stock has no par value. However, said increase will lead to the distribution of new shares among the shareholders of the Company, as demonstrated in the chart included in sub-item 6, “c”, “i” below.

b.                               Inform if the capitalization of profits or reserves will be made with or without any change to the number of shares, in companies whose shares have no par value

As the Company’s stock has no par value, the capital increase will be conducted through the increase in the number of shares, as demonstrated in the chart in sub-item 6, “c”, “i” below.

c.                                In the case of distribution of new shares

i.                                             Provide the number of shares of each type and class issued

	Balance on 12.31.2014	Proposed Bonus	Balance after Bonus
Free Float of Common Shares	295,485,138	9,439,305	304,924,442
Common Shares held in Treasury	0	0	0
Total	962,274,260	30,739,955	993,014,215

  ii.                                          Inform the percentage that shareholders will receive in shares

The shareholders of the Company will receive bonus shares at the ratio of 3.194510783%. As a result, 0.031945140783 new shares, of the same type, will be distributed as bonus for each share held by shareholders on April 29, 2015. Treasury shares will be equally affected by share bonus.

The Management of the Company will submit to Shareholders the proposal for increase in the capital stock through the issue of bonus shares at the ratio of 3.194510783%, i.e., in the proportion of 0.03194510783 new share, of the same type, for each share held by shareholders at the end of April 29, 2015.

iii.                                          Describe the rights, advantages and restrictions attributed to the newly issued shares

The shares to be issued will entitle their holders to the same rights and conditions as existing shares, including any rights to dividends, interest on equity and any capital remuneration that may be declared by the Company after the capital increase.

iv.                                          Inform the acquisition cost, in reais per share, to be attributed to the shareholders to comply with Article 10 of Federal Law 9,249 of December 26, 1995

The cost attributed to the bonus shares is of R$18.051021820 per share.

  v.                                          Inform how fractions of shares will be dealt with, if applicable

Bonus shares will be granted always in whole numbers, and any fractions will be sold at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), with the resulting net earnings made available to shareholders of record prior to the share bonus. In case shares cannot be attributed as a whole number to any shareholder, the procedures envisioned in Paragraph 3, Article 169 of Federal Law 6,404/76 will be adopted. The Company will provide further details on the procedure on a timely manner.

d.                                Inform the time period envisaged in Paragraph 3, Article 169 of Federal Law 6,404/76

Bonus shares will be granted always as whole numbers, and any fractions will be sold at the BM&FBOVESPA, with the resulting net earnings made available to shareholders of record prior to the share bonus. The Company will provide further details on said procedure on a timely manner, including information regarding the time period, of at least thirty days, during which Company shareholders may transfer share fractions, pursuant to Paragraph 3, Article 169 of Federal Law 6,404/76.

e.                                Inform and provide the information and documents provided for in Item 5 above, if applicable

Not applicable.

7.           If the capital increase is through the conversion of debentures or other debt securities into shares or the exercise of warrants

Not applicable.

PROPOSED AMENDMENT TO THE BYLAWS OT CPFL ENERGIA S.A.

Current Wording	Proposed Wording	Justification

CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM Article 1 - CPFL ENERGIA S.A. shall be governed by these Bylaws and the applicable legislation.	CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM Article 1 - CPFL ~~ENERGIA~~Energia S.A. shall be governed by these Bylaws and the applicable legislation.	Wording adjustment.

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Fiscal Council members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Fiscal Council members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

No changes.

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, telecommunications and data transmission transactions, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies engaged in activities similar to the ones performed by the Company, especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, telecommunications and data transmission transactions, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company~~,~~ especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Change to include “associations” among the companies in which CPFL may hold interest, due to the CPFL Institute.

Article 3 - The Company, with its head office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, may open and close branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors.

Article 3 - The Company~~, with~~ has its head office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, and may open, change the address and close branches, offices agencies, ~~offices or representations~~or other facilities in any places of ~~the national territory~~Brazil, by decision of the Executive Board, or abroad~~,~~ by ~~resolution~~decision of the Board of Directors.

Amendment to the power to open branches in Brazil by the Board of Executive Officers, aiming to optimize the period for compliance of operational support centers of the group, while maintaining the powers of the Board of Directors for foreign branches. Moreover, aims to include the change of address of offices, which is a routine activity.

Article 4 - The duration term of the Company is undetermined.	Article 4 - The duration term of the Company is undetermined.	No changes.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62), divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260) common registered shares, with no par value.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is ~~four~~five billion, ~~seven~~three hundred ~~and ninety-three~~forty-eight million, ~~four~~three hundred ~~and twenty-four~~eleven thousand, ~~three~~nine hundred ~~and~~ fifty-~~six~~ five reais and ~~sixty-two~~seven centavos (R$~~4,793,424,356.62~~5,348,311,955.07), divided into nine hundred ~~and sixty-two~~ninety-three million, ~~two hundred and seventy-four~~fourteen thousand, two hundred ~~and sixty (962,274,260~~fifteen (993,014,215) common registered shares, with no par value.

Amendment to reflect the capital increase of the Company, through realization of the Statutory Reserve for Working Capital Improvement, with share bonus, pursuant to Article 169 of Federal Law 6,404/76.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

The amendments have been made aiming to correct the text and include the final part, in order to provide transparency to the powers of the Board of Directors and inclusion in the head paragraph that any change of capital within the authorized limit may take place regardless of amendment to the Bylaws, which would otherwise require the convening of an Extraordinary Shareholders’ Meeting.

Paragraph 2 - Up to the limit of the authorized capital, shares, debentures convertible into shares or subscription bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws.

The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days.

The Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights, subject to the approval of the Board of Directors, pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporate Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following:

(i) issue of shares, debentures convertible into shares or subscription ~~bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws.~~ warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law 6,404/76, and

(ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting.

The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days.

~~The~~At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control ~~with or~~ without the ~~exercise of~~ preemptive rights or with a reduced term for the exercise of preemptive rights~~, subject to the approval of the Board of Directors,~~ pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian ~~Corporate~~Corporations Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Adjustment made to adjust the text. Reallocation of the text from Article 6 to item (ii) of Paragraph 2, since the matter is common to the capital increase within the authorized limit.

Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 3 ~~- The~~– In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Change in the text to make reference to the had paragraph.
Paragraph 4 - The shares shall be paid up in cash.	Paragraph 4 - The subscribed shares shall be paid up in cash.	Change to complete the text.

Paragraph 5 - The shareholder who fails to pay in it subscribed shares, in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and shall pay the Company interest at one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 5 - The shareholder who fails to pay in ~~it~~its subscribed shares, ~~in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and~~ shall pay the Company interest ~~at~~in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Text revision.

Paragraph 6 - By resolution of the Board of Directors, the Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions.

Paragraph 6 - ~~By resolution of the Board of Directors, the~~The Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “i” of Article 17 herein.

Inclusion of cross reference.
Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.	Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.	No changes.

Paragraph 8 - The Company, by resolution of the Board of Directors, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement.

Paragraph 8 - The Company, by resolution of the Board of ~~Directors~~Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

These amendments were made to change the power to engage share bookkeeping services to the Board of Executive Officers and include cross reference.

Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals rendering services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders’ Meeting.

~~Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals rendering services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders’ Meeting.~~

This amendment was made in order to include the provision of Article 6, in Paragraph 2 of Article 5.

Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares.

Article ~~7~~6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, ~~in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares~~pursuant to the Law.

Text change to simplify the wording. The article was also renumbered due to previous changes.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Text adjustment.
Article 8 - It is prohibited to the Company to issue preferred shares or founders’ shares.	Article ~~8~~7 - ~~It is prohibited to the~~The Company ~~to~~may not issue preferred shares or founders’ shares.	a) Text adjustment and article renumbering due to previous changes.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 9 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Fiscal Council;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the Fiscal Council;

e) elect the effective and alternate members of the Board of Directors; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Fiscal Council.

CHAPTER III

THE SHAREHOLDERS MEETING

Article ~~9~~8 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Fiscal Council;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the ~~Fiscal Council~~Board of Directors;

e) elect the effective and alternate members of the ~~Board of Directors~~Fiscal Council; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Fiscal Council.

Article renumbering due to previous changes. Reordering of items “d” and “e” to improve concision. Lastly, inclusion of the term Fiscal Council to adjust the duties of the Shareholders’ Meeting.
Article 10 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.	Article ~~10~~9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.	Article renumbering due to previous changes.

Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in these Bylaws, the Extraordinary Shareholders’ Meeting shall approve:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of BM&FBOVESPA;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters IX and X of these Bylaws, based on a list of three selected firms provided by the Board of Directors; and]

d) plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders.

Sole Paragraph - ~~In~~The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law ~~and~~or in these Bylaws~~, the Extraordinary Shareholders’ Meeting shall approve~~ for the following:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of BM&FBOVESPA;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters ~~IX~~VIII and ~~X~~IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors; and]

d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders;

e) amend the Bylaws.

Text adjustment to fix chapter numbering due to other changes in the Bylaws. Item “e” was included to improve clarity for foreign investors. a)

Article 11 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Article ~~11~~10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Article renumbering due to previous changes.

Sole Paragraph - The Chairman shall observe and make sure the provisions of the shareholders agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.

Sole Paragraph - The Chairman shall observe and make sure the provisions of the ~~shareholders agreement~~Shareholders Agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.

Text adjustment.

Article 12 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Article ~~12~~11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, ~~art.~~Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Text adjustment and article renumbering due to previous changes.
Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.	Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.	No changes.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

Inclusion of provision, aiming to improve transparency in accordance with the guidelines set by the Securities and Exchange Commission of Brazil (“CVM”) and good corporate governance practices.

PROPOSED AMENDMENT TO THE BYLAWS OT CPFL ENERGIA S.A.

Current Wording	Proposed Wording	Justification

CHAPTER IV

MANAGEMENT BODIES

SECTION I

General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Officers.

CHAPTER IV

MANAGEMENT BODIES

SECTION I

General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Inclusion of the word “Executive” to distinguish the Board of Executive Officers of the holding company from the boards of officers of subsidiaries.
Sole Paragraph. The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.	Sole Paragraph. The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.	No changes.

Article 14 - The members of the Board of Directors and of the Board of Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Bylaws of Novo Mercado, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the ~~Bylaws of~~ Novo Mercado Regulation, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Inclusion of the word “Executive” to distinguish the Board of Executive Officers of the holding company from the boards of officers of subsidiaries.

Paragraph 1 - The managers of the Company must adhere to the Policy for the Disclosure of Material Act or Fact and Policy for Trading Securities Issued by the Company, upon signature of the respective Instrument.

Paragraph 1 - The managers of the Company must adhere to the ~~Policy~~Policies for ~~the~~ Disclosure of Material Act or Fact and ~~Policy for~~ Trading on Company Securities ~~Issued by the Company~~, upon signature of the respective Instrument.

Text adjustment.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

No changes.

SECTION II

The Board of Directors

Article 15 - The Board of Directors shall be composed of at least seven (7) and no more than nine (9) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

SECTION II

The Board of Directors

Article 15 - The Board of Directors shall be composed of at least seven (7) and no more than nine (9) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

No changes.

Paragraph 1 – At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the Bylaws of Novo Mercado and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Article 239 and Paragraphs 4 and 5 of Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 1 – At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the ~~Bylaws of~~ Novo Mercado Regulation and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in ~~Article 239 and~~ Paragraphs 4 and ~~5 of~~5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Exclusion of the mention to Article 239 of Federal Law 6,404/76, since it refers to mixed-economy companies.

Paragraph 2 - When the percentage requirement referred to in the Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5), according to the Bylaws of Novo Mercado.

Paragraph 2 - When the percentage requirement referred to in the Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5), according to the Bylaws of Novo Mercado.

No changes.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

No changes.

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

No changes.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Article 16, Paragraph 1, of these Bylaws.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in ~~Article 16,~~ Paragraph 1, ~~of these Bylaws~~Article 16 herein.

Text adjustment.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head office.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head office.

No changes.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

No changes.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

No changes.
Article 17 - The duties of the Board of Directors are to:	Article 17 - The duties of the Board of Directors are to:	No changes.
a) elect the Chief Executive Officer and the Vice President Officers, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting;	a) elect the Chief Executive Officer and the Vice President Officers, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting;	No changes.
b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year business plan, as well as their annual reviews;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving ~~its~~ the respective strategic plans, expansion projects, investment programs, business policies~~, projects~~, annual budgets and five-year business plan, as well as their annual reviews;

Changes made to include the guidance of the holding company in the management of subsidiaries, as well as to include strategic plans, expansion projects and investment programs.

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chairman, information about executed contracts, or contracts to be executed, and any other acts;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the ~~Chairman~~Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts~~;~~ by the Company and its direct or indirect subsidiaries.

Adjustment to the name of the position of CEO, as well as to provide for monitoring of subsidiaries.
d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;	d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;	No changes.

e) express its opinion on the Management’s Report, the accounts of the Board of Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

Text adjustment.
f) approve the retaining of depositary institutions for the rendering of book entry shares services;	~~f) approve the retaining of depositary institutions for the rendering of book entry shares services;~~	Exclusion of item, due to the transfer of this responsibility to the Board of Executive Officers, as per item “g” of Article 21.
g) decide on the capital increase and the issue price of the Company’s shares and subscription bonuses, in accordance with the provisions in these Bylaws;

~~g~~f) decide on the capital increase ~~and~~within the authorized capital limit through (i) the issue ~~price of the Company’s shares and subscription bonuses~~of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the ~~provisions in these Bylaws~~plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

Changes made so the increase in authorized capital may take place only within the limit of authorized capital. Also aiming to include cross references and renumbering the item due to previous changes. Transferring the content of item “f” above, which was deleted.

h) decide on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article;	~~h) decide on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article;~~	Exclusion of item and transfer of its content to item (f) above, without making reference to the Law.
i) decide on the conditions to issue promissory notes for public distribution according to the terms of the legislation in force;	~~i~~g) decide on the conditions to issue promissory notes for public distribution ~~according~~, pursuant to the ~~terms of the legislation in force~~applicable law;	Item renumbering due to previous changes.
j) decide on the appointment and/or dismissal of the independent auditors of the Company;	~~j~~h) decide on the appointment and/or dismissal of the independent auditors of the Company~~;~~ and its direct and indirect subsidiaries.	Changes aimed to include the responsibility to appoint independent auditors. Also item renumbering due to previous changes.
k) decide on obtaining loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan;

~~k~~i) decide on obtaining loans or debt assumption ~~resulting~~ in ~~the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan;~~an amount above forty million one hundred and one thousand reais (R$ 40,101,000.00).

Amendments to include the scope of power, in terms of value, for decision in accordance with the restated Basic Approval Table (“TBA”), as well as to exclude the reference to the values set forth in the budget, as, regardless of the budget, contracts within the scope of power are submitted to the Board for approval of the process. Item renumbering to reflect previous changes.

l) define a triple nomination list of firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters IX and X of these Bylaws.

~~l~~j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters ~~IX~~VIII and ~~X~~IX of these Bylaws.

Amendment to include the term “institutions” in order to increase the accuracy of the provision. Item renumbering to reflect previous changes.

m) decide on the acquisition of any fixed asset in an amount equal to or higher than twenty million reais (R$20,000,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than two million reais (R$2,000,000.00);

~~m~~k) decide on the acquisition of any fixed asset in an amount equal to or higher than ~~twenty~~forty million one hundred and one thousand reais (R$~~20,000,000.00~~ 40,101,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than two million, nine hundred eighty-four thousand reais (R$~~2,000,000.00~~2,984,000.00);

Restatement of the scope of power, in terms of value (from 2002), in accordance with the restated TBA of 2015. Item renumbering to reflect previous changes.
n) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares;	~~n~~l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;	Item renumbering to reflect previous changes. Inclusion of cross reference.

o) authorize the prior and express execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$5,000,000.00);

~~o~~m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than ~~five~~ten million fifty-six thousand reais (R$~~5,000,000.00~~10,056,000.00);

a) Text adjustment to include the engagement of Related Parties by subsidiaries. Restatement of values in accordance with the restated Basic Approval Table (TBA) of 2015. Item renumbering to reflect previous changes.

p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$20,000,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

~~p~~n) previously and expressly ~~approve~~authorize the execution of contracts of any nature in a global amount higher than ~~twenty~~forty million one hundred and one thousand reais (R$~~20,000,000.00~~ 40,101,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

Amendment to reflect the restatement of values in accordance with the restated Basic Approval Table (TBA) of 2015.

Text adjustment to include subsidiaries. Item renumbering to reflect previous changes.

q) express its opinion on the matters that the Board of Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;	~~q~~o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;	Text adjustment. Item renumbering to reflect previous changes.
r) decide on the incorporation and winding up of controlled companies and on the acquisition or disposal of interest in other companies;

~~r~~p) decide on the incorporation and winding up of ~~controlled companies~~subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

Amendment to include the participation in consortia, including by subsidiaries, in the item. Item renumbering to reflect previous changes.
s) decide on any change in the Company’s human resources policy that may have a substantial impact on the costs;	~~s~~q) decide on any change in the ~~Company’s~~ human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;	Amendment to equally include subsidiaries. Item renumbering to reflect previous changes.

t) call for examination, at any time, any matter in connection with the Company’s business, even if not comprised in the listing of this Article, and hand down a decision for mandatory performance by the Board of Officers;

~~t~~r) call for examination, at any time, any matter in connection with the ~~Company’s~~ business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in ~~the listing of~~ this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

Amendment to equally include subsidiaries. Item renumbering to reflect previous changes.

u) establish any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company, and establish any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company;

~~u) establish~~s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than ~~twenty~~forty million one hundred and one thousand reais (R$~~20,000,000.00~~40,101,000.00) in business concerning interests and activities of the Company and/or~~,~~ companies directly or indirectly~~, companies~~ controlled by the Company, and ~~establish~~establishing any type of guarantee involving fixed assets in an amount equal to or higher than two million nine hundred eighty-four thousand reais (R$~~2,000,000.00~~2,984,000.00) in business concerning interests and activities of the Company and/or~~,~~ companies directly or indirectly~~, companies~~ controlled by the Company;

Amendment to reflect the restatement of values in accordance with the restated Basic Approval Table (TBA) of 2015. Item renumbering to reflect previous changes.
	t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;	Inclusion of item to reflect the power of the Board to previously and expressly approve the offering of guarantees to third parties, in accordance with Paragraph 3, Article 23 of the Bylaws.

v) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on net equity;

~~v~~u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on ~~net~~ equity, observing the provisions in Paragraphs 1 and 2 of Articles 28 and 29 herein;

Item renumbering to reflect previous changes and inclusion of cross references.
w) decide on the establishment of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;	~~w~~v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;	Item renumbering to reflect previous changes and inclusion of cross references. Text adjustment to include the composition of supporting bodies.
x) approve the internal regulation of the Board of Directors and of the Committees and Commissions to be established;	~~x~~w) approve the its own internal ~~regulation of the Board of Directors and of the~~regulations and those of Advisory Committees and Commissions to ~~be established~~the Board of Directors;	Item renumbering to reflect previous changes, inclusion of cross references and text changes.

y) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company;

~~y~~x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

Item renumbering to reflect previous changes and inclusion of cross references.
z) previously approve any amendment to a concession agreement executed by the Company or any directly or indirectly controlled company, or associated companies;

~~z~~y) previously ~~approve~~authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to ~~a concession agreement~~Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

Amendment to adjust the text and include the execution of Shareholders’ or Partners’ Agreement. Item renumbering to reflect previous changes and inclusion of cross references. a)
aa) approve the Company’s Annual Corporate Events Calendar pursuant to the Bylaws of Novo Mercado provided by BM&FBOVESPA;	~~aa~~z) approve the Company’s Annual Corporate Events Calendar ~~pursuant to the Bylaws of~~, which shall contain at least the information provided for in the Novo Mercado Regulation provided by BM&FBOVESPA;

Adjustment to include the text on the power of the Board of Executive Officers to submit the calendar to the Board in item “f”, Article 21. Item renumbering to reflect previous changes and inclusion of cross references.

ab) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

~~ab~~aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

Item renumbering to reflect previous changes and inclusion of cross references.
	ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein.	Include the item to reflect the power to determine the form of liquidation and appoint the liquidator. Equally, inclusion of cross reference.
	ac) deliberate on the quarterly results of the Company;	Include item to reflect the practice for examination of quarterly financial information (ITR).
	ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies.	Include item to reflect the recommendation of vote in the elections of subsidiaries and associates.
	ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;	Inclusion to improve accuracy of the wording of the Bylaws.
ac) exercise the other powers granted upon it by the law or by these Bylaws, and	~~ac~~af) exercise the other powers granted upon it by the law or by these Bylaws, and	Item renumbering to reflect previous changes and inclusion of cross references.
ad) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.	~~ad~~ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.	Item renumbering to reflect previous changes and inclusion of cross references.

Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, but may however be held more frequently if the Chairman of Board of Directors so requests, by his/her own initiative or at the request of any of its member, by the vote of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice Chairman). Board members may participate in meetings of the Board of Directors by conference call or video conference.

Paragraph 1 - The ~~meetings of the~~ Board of Directors shall ~~be held at least once a month, but may however be held more frequently if the~~hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman ~~of Board of Directors~~ so requests, by his/her own initiative or at the request of any of its member, by the vote of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice Chairman). ~~Board members may participate in meetings of the Board of Directors by conference call or video conference.~~

Revision of the frequency of meetings, considering the calendar for 2015. Transfer of the provision related to the participation of Directors via conference call or video conference call to Paragraph 7, for increased coherence.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

No changes.
Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.	Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.	Text adjustment.
Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

~~Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.~~ Paragraph ~~5~~4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Replaced by former Paragraph 5 to improve clarity, order and consistency of matters.
Paragraph 5 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph ~~6~~5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting ~~of the Board of Directors~~ may not be discussed on the second call, except with the unanimous presence of ~~all~~ the members of the ~~Board of~~ Directors and with their express agreement with the new agenda.

Replaced by former Paragraph 6 to improve clarity, order and consistency of matters.

Paragraph 6 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, except with the presence of all the members of the Board of Directors and with their express agreement with the new agenda.

	Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.	Amendment due to the replacement of former Paragraphs 5 and 6.

Paragraph 7 – At the meetings of the Board of Directors, a Board member may vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

Paragraph 7 – At the meetings of the Board of Directors, ~~a Board member may~~Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

Inclusion of the possibility of participation of Directors in meetings via conference call or video conference call, previously provided for in the last part of Paragraph 1.

PROPOSED AMENDMENT TO THE BYLAWS OT CPFL ENERGIA S.A.

Current Wording	Proposed Wording	Justification

SECTION III

The Board of Officers

Article 18 - The Board of Officers shall be comprised of six (6) members, one of them to act as Chief Executive Officer, one as Operations Vice President Officer, one as Institutional Relations Vice President Officer; one as Business Development Vice President Officer, one as Financial Vice President Officer, who shall also perform the duties of Investors Relations Officer, and one as Administrative Vice President Officer.

SECTION III

The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of ~~six~~seven (~~6~~7) members, one of them to act as Chief Executive Officer, one as Regulated Operations Executive Vice President ~~Officer~~, one as Market Operations Executive Vice President, one as Legal & Institutional Relations Executive Vice President ~~Officer~~; one as Business Development Executive Vice President ~~Officer~~, and one as Executive Financial Vice President ~~Officer~~, who shall also perform the duties of Investors Relations Officer, and one as ~~Administrative~~Planning and Business Management Executive Vice President ~~Officer~~.

Inclusion of the term “Executive” to distinguish between the executive board of the holding company and the boards of officers of subsidiaries; Increase in the number of vice-president positions subordinated to the Chief Executive Officer from five (5) to six (6); Extinction of the position of Operations Executive Vice President (VPO) and Administrative Executive Vice President (VPA); Restructuring of the Board of Executive Officers to increase three new Vice President positions: Regulated Operations Executive Vice President, Market Operations Executive Vice President and Planning and Business Management Executive Vice President Lastly, redistribution of responsibilities among executive officers, in order to benefit from synergies, separate the management of regulated and market businesses areas, and create new duties of innovation and corporate intelligence.

Sole Paragraph - The respective duties of the members of the Board of Officers are:

a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled companies, to promote the development and the execution of corporate strategy, including risk management and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Officers;

(ii) grant leave to the members of the Board of Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Vice President Officers;

(iv) recommend to the Board of Directors the areas of each Vice President Officer;

(v) make decisions of an urgent nature within the scope of duties of the Board of Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders Meetings and/or quotaholders’ meetings of the Company and companies which the Company holds an interest, or appoint a Vice President Officer or attorney-in-fact to represent him/her;

(vii) receive summons and represent the Company in court or outside it, or appoint a Vice President Officer to do so;

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its ~~controlled companies~~direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice ~~President Officers~~Presidents;

(iv) recommend to the Board of Directors the areas of each Executive Vice President ~~Officer~~;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and ~~companies which~~direct or indirect subsidiaries and/or associates of the Company ~~holds an interest~~, or appoint ~~a~~an Executive Vice President ~~Officer or attorney-in-fact~~in his/her place, to represent ~~him/her~~the Company;

(vii) ~~receive summons and represent the Company in court or outside it, or appoint a Vice President Officer to do so;~~appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

Adjustment to the description of responsibilities of the Chief Executive Officer, in order to make it clear that the responsibilities distributed among the six Vice Presidents aim to streamline and increase the flexibility of corporate areas, without prejudice to their subordination to the Chief Executive Officer, who is ultimately responsible for the strategic corporate management, particularly in relation to people, risks and regulation; Adjustment to the wording of item (vi), as the Chief Executive Officer indicates an executive to replace him in representing the Company, and not in representing himself; Exclusion of item (vii), since the representation of the Company in court and the receipt of citations are responsibilities included in the “ad judicia” clause; Lastly, inclusion of a new item (vii) to include the Chief Executive Officer’s responsibility to appoint the members comprising the management bodies of subsidiaries.

b) Of the Operations Vice President Officer, to direct and lead the businesses of generation, commercialization and distribution of energy, as well as the services rendered by the Company's subsidiaries, to propose and manage the investments related to all of these businesses; to propose and implement new projects, ensuring operational excellence in accordance with the Company's strategic planning; to plan and perform the activities of purchase and sale of energy, observing and performing the necessary risk management policy inherent to this business; to develop and deliver services to customers; to manage the processes relating to regulatory matters, energy planning, operations engineering, retail marketing activities and distribution, as well as processes related to the purchase and sale of energy generation businesses, commercialization and distribution;

b) Of the Regulated Operations Executive Vice President ~~Officer~~, to direct and lead the businesses ~~of generation, commercialization and distribution of energy, as well as the services rendered by the Company's subsidiaries~~related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage ~~the~~ investments ~~related to all of these businesses~~; to propose and implement new projects, ensuring operational excellence ~~in accordance with the Company's strategic planning; to plan and perform the activities of purchase and sale of energy, observing and performing the necessary risk management policy inherent to this business; to develop and deliver services to customers~~; to manage the processes ~~relating to~~the distribution operation and respective regulatory ~~matters, energy planning~~affairs, operations engineering~~, retail marketing activities and distribution, as well as~~ and processes related to the energy purchase and sale ~~of energy generation businesses, commercialization and~~agreements of the distribution~~;~~ businesses, in line with the Company's strategic planning

Adjustment to wording and change of certain responsibilities of the Operations Vice President (VPO) in order to reflect the responsibilities attributed to the new Regulated Operations Vice President, which encompasses exclusively the distribution operation.

c) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation and commercialization, services, telecommunication and data transmission businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

Inclusion of a new item to list the responsibilities of the Market Business Vice President; and

Adjustment to the description of the responsibilities previously attributed to the VPO, to reflect the creation of the position of Sustainability Officer and include the subsidiaries in the scope of action;

c) Of the Institutional Relations Vice President Officer, to direct and lead external communications, and the elaboration of the regulatory and institutional matters relating to the Company and its controlled companies, as well as its legal and environmental departments; to define and ensure the compliance with the principles and sustainability rules of the Company and its subsidiaries, directly or indirectly, or associated companies, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur.

~~c~~d) Of the Legal & Institutional Relations Executive Vice President ~~Officer~~, to direct and lead external communications, and ~~the elaboration of~~ the regulatory and institutional ~~matters relating to the Company and its controlled companies~~communication, as well as ~~its~~ legal and ~~environmental departments~~sustainability matters; to define and ensure the compliance with the principles and ~~sustainability~~legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, ~~directly or indirectly, or associated companies~~or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

Item renumbering and adjustment to the name of the position to include the term “Legal”

Adjustment to the description of the responsibilities to reflect the creation of the position of Sustainability Officer and include the subsidiaries in the scope of action;

d) Of the Business Development Vice President Officer, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization and related or complementary activities;

~~d~~e) Of the Business Development Executive Vice President ~~Officer~~, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization ~~and~~, services, telecommunication and data transmission, and other related or complementary activities~~;~~ of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

Changes made to include the rendering of services, telecommunication and data transmission as areas to which investments may be proposed, and include the provision that new businesses may be conducted through subsidiaries. Item renumbering due to previous changes.

e) Of the Financial Vice President Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, risk monitoring, and the management of activities inherent to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market; and

~~e~~f) Of the Financial Executive Vice President ~~Officer~~, to conduct and lead the administration and management of the financial activities of the Company and its ~~controlled companies~~direct and indirect subsidiaries, including the investment analysis and definition of risk limits and risk monitoring, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, ~~risk monitoring,~~ and the management of accounting activities ~~inherent to the Company’s Accounting and that of its controlled companies~~, also with the duty to act as representative of the Company and its ~~controlled companies~~direct subsidiaries in the relations with investors and the capital ~~market~~markets; and

a)     Change to include the term “direct subsidiaries” in the responsibilities of the Investor Relations Officer to exclude CPFL Renováveis, which has its own IRO, and make reference to the strategic planning. Item renumbering due to previous changes.

f) Of the Administrative Vice President Officer, to direct and lead the activities of information technology, quality, supplies, infrastructure, services center and administrative logistics of the Company and its subsidiaries; to direct the organizational management processes and systems and propose and/or promulgate the internal rules; being also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.

~~f~~g) Of the ~~Administrative~~Planning and Business Management Executive Vice President ~~Officer~~, to direct and lead the ~~activities of~~strategic and energy, information technology, quality, supplies, infrastructure, ~~services center and administrative logistics of the Company and its subsidiaries~~logistics, innovation and people management planning processes; to direct the organizational management processes and systems and ~~propose and/or promulgate the internal rules; being also responsible for proposing, examining, assessing, planning and implementing~~disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these ~~activities~~processes, focusing on the principles of innovation and business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning ~~of the company and its subsidiaries~~.

Extinction of the Administrative Vice President position and creation of the position of Planning and Business Management VP, with a wider scope of action and focus on innovation, and include new responsibilities. Item renumbering due to previous changes.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.	Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors or, in case of his/her impediment, the Vice President for Operations, shall perform his/her duties temporarily until the substitute is elected.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors or, in case of his/her impediment, the Vice President for Operations, shall perform his/her duties temporarily until the substitute is elected.

No changes.
Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by one of the Vice President Officer to be appointed by the Board of Directors.	Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by one of the Vice President Officer to be appointed by the Board of Directors.	No changes.
Paragraph 2 - In the event of absence or temporary impediment of any Vice President Officer, the Chief Executive Officer shall replace him/her or appoint another Vice President Officer to do so.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President ~~Officer~~, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President ~~Officer~~ to do so.

Text adjustment.
Article 21 - The duties of the Board of Officers are to:	Article 21 - The duties of the Board of Executive Officers are to:	No changes.
I - Perform all acts necessary to the regular operation of the Company;	~~I -~~a) Perform all acts necessary to the regular operation of the Company;	Adjustment to the identification of items, as indicated in the chapter Board of Directors.
II - Submit to the Board of Directors the Company Policies and Strategies;	~~II -~~b) Submit to the Board of Directors the Company Policies and Strategies;	Adjustment to the identification of items, as indicated in the chapter Board of Directors.
III - Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;	~~III -~~c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;	Adjustment to the identification of items, as indicated in the chapter Board of Directors.
	d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein.	Inclusion of item to provide the power of the Board of Executive Officers to open, change address and terminate branches in the Country.

IV - Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than two million reais (R$2,000,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated, directly or indirectly, in an amount higher than five million reais (R$5,000,000.00);

~~IV -~~e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than ~~twenty~~forty million, one hundred and one thousand reais (R$~~20,000,000.00~~40,101,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than two million nine hundred eighty-four reais (R$~~2,000,000.00~~2,284,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than ~~twenty~~forty million, one hundred and one thousand reais (R$~~20,000,000.00~~40,101,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million nine hundred eighty-four reais (R$~~2,000,000.00~~2,284,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, ~~directly or indirectly,~~ in an amount higher than ~~five~~ten million fifty-six thousand reais (R$~~5,000,000.00~~10,056,000.00);

Changes made to adjust to the identification of items, as indicated in the chapter Board of Directors, and restate the values in accordance with the TBA 2015.

V - Submit to the Board of Directors an Annual Corporate Events Calendar , informing the scheduled corporate events and containing at least the information set out in the Bylaws of Novo Mercado provided by BM&FBOVESPA;

~~V -~~f) Submit to the Board of Directors an Annual Corporate Events Calendar , informing the scheduled corporate events and containing at least the information set out in the ~~Bylaws of~~ Novo Mercado Regulation provided by BM&FBOVESPA;

Adjustment to the identification of items, as indicated in the chapter Board of Directors.
	g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and	Inclusion of item to provide the powers of the Board of Executive Officers to approve the engagement of the bookkeeping institution for the shares of the Company and its subsidiaries.
VI - Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.	~~VI -~~h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.	Adjustment to the identification of items, as indicated in the chapter Board of Directors.
Article 22 - The Board of Officers shall meet upon call of the Chief Executive Officer, with the majority of its members.	~~Article 22 - The Board of Officers shall meet upon call of the Chief Executive Officer, with the majority of its members.~~	Text adjustment and amendment to transfer the text from current sole paragraph.

Sole Paragraph - The decisions of the Board of Officers shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie.

~~Sole Paragraph~~Article 22 - The ~~decisions of the~~ Board of Executive Officers shall ~~be made by the~~meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority ~~of the votes of the members in attendance~~vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie~~.~~

Deletion in accordance with the justification above.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Officers; (ii) by one

Sole Officer, provided that previously authorized by the Board of Directors; (iii) by one Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one

~~Sole~~Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Inclusion of the word “executive” to differentiate executive officers of the holding company.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the period(s) of time of the financing contract(s).

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Text adjustment to include the granting of “ad judicia et extra” powers of attorney.

Paragraph 2 - With due regard to provisions herein, the Company may be represented by a

Sole Officer or attorney-in-fact (i) to perform merely administrative routine acts, including before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (ii) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (iii) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (iv) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company and (v) and to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 2 - With due regard to provisions herein, the Company may be represented by ~~a~~an

~~Sole~~Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (~~ii~~b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (~~iii~~c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (~~iv~~d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company ~~and (v) and~~(ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Inclusion of routine acts to be practiced by an officer or attorney in fact.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

No changes.

Article 24 - It is the duty of any member of the Board of Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Text adjustment.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Officers, and shall inform his/her decision and the reasons supporting it and the dismissal shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Officer shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of ~~the Board of Directors~~said body. The duties of the removed ~~Officer~~Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

Wording adjustment.

PROPOSED AMENDMENT TO THE BYLAWS OT CPFL ENERGIA S.A.

Current Wording	Proposed Wording	Justification

CHAPTER V

The Fiscal Council

Article 26- The Fiscal Council, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of alternates, with a term of office effective until the Annual Shareholders Meeting subsequent to their election, reelection allowed.

CHAPTER V

The Fiscal Council

Article 26- The Fiscal Council~~, with due regard to legal provisions,~~ shall be composed of three (3) to five (5) effective members and an equal number of alternates, ~~with a term of office effective until the Annual~~which may be elected and removed by the Shareholders’ Meeting ~~subsequent to their election~~, with a unified term of office of one (1) year, reelection ~~allowed~~being permitted.

Wording adjustment to align the wording of the head paragraph of the article with the head paragraph of Article 15 in relation to the Board of Directors.
Paragraph 1 - The members of the Fiscal Council shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council.	Paragraph 1 - The members of the Fiscal Council shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council.	No changes.

Paragraph 2 - The investiture of the members of the Fiscal Council taking office is conditioned to the previous formalization of the Instrument of Consent of the Fiscal Council Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 2 - The investiture of the members of the Fiscal Council taking office is conditioned to the previous formalization of the Instrument of Consent of the Fiscal Council Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

No changes.
Paragraph 3 - The fees of the Fiscal Council members shall be fixed by the Annual Shareholders Meeting.	Paragraph 3 - The fees of the Fiscal Council members shall be fixed by the Annual Shareholders Meeting.	No changes.
Paragraph 4 - The duties of the Fiscal Council are the ones set out in the law and it shall function permanently.	Paragraph 4 - The duties of the Fiscal Council are the ones set out in the law and it shall function permanently.	No changes.

CHAPTER V

The Fiscal Year

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

CHAPTER V

The Fiscal Year

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. ~~All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows.~~ The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Exclusion of text, since the cash flow statement has become an integral part of the financial statements.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

No changes.
Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:	Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:	No changes.
a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;	a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;	No changes.
b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;	b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;	Text adjustment.

c) accrual of the Reserve for Adjustment of the Concession Financial Assets, monthly or in other periodicity defined by the Company, with the profit or loss related to changes in expected cash flows of the Concession Financial Assets of the subsidiaries, recognized by the Company through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for the establishment of this reserve will be limited to the balance of the Retained Earnings or Accumulated Losses account, after the possible accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

c) accrual of the Reserve for Adjustment of the Concession Financial Assets, monthly or in other periodicity defined by the Company, with the profit or loss related to changes in expected cash flows of the Concession Financial Assets of the subsidiaries, recognized by the Company through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for the establishment of this reserve will be limited to the balance of the Retained Earnings or Accumulated Losses account, after the possible accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

No changes.

(c.i) the realization of the Reserve for Adjustment of the Concession Financial Assets will occur at the end of the subsidiaries concession period, upon payment of the indemnification by the government and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”;

(c.i) the realization of the Reserve for Adjustment of the Concession Financial Assets will occur at the end of the subsidiaries concession period, upon payment of the indemnification by the government, as well as by the write-off of the Concession Financial Asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”;

Inclusion of text aiming to include the realization of Reserve before the end of the concession of subsidiaries, due to corporate sale or restructuring.

(c.ii) the balance of the Reserve for Adjustment of the Concession Financial Assets cannot exceed the balance of the Concession Financial Asset recorded in the Company’s consolidated Financial Statements;

(c.ii) the balance of the Reserve for Adjustment of the Concession Financial Assets cannot exceed the balance of the Concession Financial Asset recorded in the Company’s consolidated Financial Statements;

No changes.

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock;

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock;

No changes.

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

No changes.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

No changes.

Article 29 - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Inclusion of cross reference.
Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.	Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.	No changes.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

No changes.
Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.	Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.	No changes.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

No changes.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Text adjustment.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

No changes.

PROPOSED AMENDMENT TO THE BYLAWS OT CPFL ENERGIA S.A.

Current Wording	Proposed Wording	Justification

CHAPTER VII

WINDING UP

Article 34 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

~~CHAPTER VII~~

~~WINDING UP~~

~~Article 34 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.~~

Transfer of this chapter to the end – Chapter X, since the following chapters (VIII, IX and X) were included in accordance with market regulations and deal with situations preceding a dissolution.

CHAPTER VIII

TRANSFER OF CONTROL

Article 35 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the Acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Bylaws of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the Selling Controlling Shareholder

CHAPTER ~~VIII~~VII

TRANSFER OF CONTROL

Article ~~35~~34 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the ~~Acquirer~~acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the ~~Bylaws of~~ Novo Mercado Regulation, in order to ensure all shareholders an equal treatment as that of the ~~Selling Controlling Shareholder~~selling controlling shareholder.

Item renumbering due to previous changes and minor text adjustments.

Sole Paragraph – The Tender Offer which this Article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the Transfer of the Company’s Control, or (ii) in the event of sale of the control of the company that holds the Control of the Company, in which case the Selling Controlling Shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Sole Paragraph – The ~~Tender Offer~~tender offer which this Article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the ~~Transfer~~transfer of the Company’s ~~Control~~control, or (ii) in the event of sale of the control of the company that holds the ~~Control~~control of the Company, in which case the ~~Selling Controlling Shareholder~~selling controlling shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Minor text adjustments.

Article 36 – Any person acquiring Control as a result of a private transaction entered into by a Controlling Shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of Control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the Acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Article ~~36~~35 – Any person acquiring ~~Control~~control as a result of a private transaction entered into by a ~~Controlling Shareholder~~controlling shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of ~~Control~~control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the ~~Acquirer~~acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Item renumbering due to previous changes and minor text adjustments.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.

No changes.

Article 37 - The Company shall not register any share transfers to the Acquirer or to those who might subsequently hold the Control, until the Acquirer has signed the Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

Article ~~37~~36 - The Company shall not register any share transfers to the ~~Acquirer~~acquirer or to those who might subsequently hold the ~~Control~~control, until the Acquirer has signed the Statement of Consent of ~~Controlling Shareholders~~controlling shareholders of the ~~Bylaws of~~ Novo Mercado Regulation.

Item renumbering due to previous changes and minor text adjustments.

Article 38 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the Control at the head office of the Company, whilst its signatories have not signed Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

Article ~~38~~37 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the ~~Control~~control at the head office of the Company, whilst its signatories have not signed Statement of Consent of ~~Controlling Shareholders~~controlling shareholders of the ~~Bylaws of~~ Novo Mercado Regulation.

Item renumbering due to previous changes and minor text adjustments.

CHAPTER IX

DELISTING OF THE COMPANY

Article 39 - – In the tender offer for the acquisition of shares, to be made by the Controlling Shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the Economic Value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

CHAPTER ~~IX~~VIII

DELISTING OF THE COMPANY

Article ~~39~~38 - ~~–~~ In the tender offer for the acquisition of shares, to be made by the ~~Controlling Shareholder~~controlling shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the ~~Economic Value~~economic value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

Item renumbering due to previous changes and minor text adjustments.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the Controlling Shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the ~~Controlling Shareholder~~controlling shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Text adjustment.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the Economic Value of the Company is of exclusive competence of the Shareholders’ Meeting, as of the presentation, by the Board of Directors, of three nomination list, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the Free Float Shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free Float Shares, or if installed on second call, might have the presence of any number of members representing the Free Float.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the ~~Economic Value~~economic value of the Company is of exclusive competence of the Shareholders’ Meeting, as provided for under item “c” of the sole Paragraph of Article 10, as of the presentation, by the Board of Directors, of the three ~~nomination~~-name list, pursuant to item “m” of Article 17, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the ~~Free Float Shares~~free float shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free ~~Float Shares~~float shares, or if installed on second call, might have the presence of any number of members representing the ~~Free Float~~free float.

Text adjustment and inclusion of cross reference.

Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

No changes.
Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.	Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.	No changes.

Article 40 – In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Article ~~40~~39 – In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Item renumbering due to previous changes and minor text adjustments.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.

No changes.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this Article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this Article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

No changes.

PROPOSED AMENDMENT TO THE BYLAWS OT CPFL ENERGIA S.A.

Current Wording	Proposed Wording	Justification

CHAPTER X

WITHDRAW FROM THE NOVO MERCADO

Article 41 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the Controlling Shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the Economic Value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 39, in accordance with the applicable legal and regulatory rules.

CHAPTER ~~X~~IX

WITHDRAW FROM THE NOVO MERCADO

Article ~~41~~40 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the ~~Controlling Shareholder~~controlling shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the ~~Economic Value~~economic value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article ~~39,~~38 herein, in accordance with the applicable legal and regulatory rules.

Item renumbering due to previous changes, minor text adjustments and inclusion of cross reference.

Article 42 - In the absent of a clear Controlling Shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the Article above.

Article ~~42~~41 - In the absent of a clear ~~Controlling Shareholder~~controlling shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the Article above.

Text adjustment.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

No changes.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Text adjustment.

Article 43 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Bylaws of Novo Mercado, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in a appraisal report according to Article 39 of this By-laws, pursuant to the applicable legal and regulatory rules.

Article ~~43~~42 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the ~~Bylaws of~~ Novo Mercado Regulation, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in ~~a~~an appraisal report according to Article ~~39~~38 of ~~this By-laws~~these Bylaws, pursuant to the applicable legal and regulatory rules.

Item renumbering due to previous changes and minor text adjustments.
Paragraph 1 - The Controlling Shareholder shall implement the tender offer set forth in the caption of this Article.	Paragraph 1 - The ~~Controlling Shareholder~~controlling shareholder shall implement the tender offer set forth in the caption of this Article.	Text adjustment.

Paragraph 2. - In the event there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective non compliance, shall implement the tender offer set forth herein.

Paragraph 2. - In the event there is no ~~Controlling Shareholder~~controlling shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective non compliance, shall implement the tender offer set forth herein.

Text adjustment.

Paragraph 3 - In the event of there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the non compliance with the obligations of the Bylaws of Novo Mercado or as the case may be decide on the withdraw of the Company from Novo Mercado.

Paragraph 3 - In the event of there is no ~~Controlling Shareholder~~controlling shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the non compliance with the obligations of the ~~Bylaws of~~ Novo Mercado Regulation or as the case may be decide on the withdraw of the Company from Novo Mercado.

Text adjustment.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in Paragraph 3 above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in ~~Paragraph 3~~the paragraph above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

Text adjustment.

CHAPTER XI

ARBITRATION

Article 44 – The Company, the shareholders, the managers and the members of the Fiscal Counsel undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of the Brazilian Corporate Law, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Bylaws of Novo Mercado, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement.

CHAPTER ~~XI~~X

ARBITRATION

Article ~~44~~43 – The Company, the shareholders, the managers and the members of the Fiscal Counsel undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of ~~the Brazilian Corporate Law,~~Federal Law 6,404/76, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the ~~Bylaws of~~ Novo Mercado Regulation, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement.

Item renumbering due to previous changes and minor text adjustments.

CHAPTER XI

DISSOLUTION AND WINDING UP

Article 44 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

Item renumbering due to previous changes and minor text adjustments.

CHAPTER XII

GENERAL PROVISIONS

Article 45 – The provisions set forth in the Bylaws of Novo Mercado, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

CHAPTER XII

GENERAL PROVISIONS

Article 45 – The provisions set forth in the ~~Bylaws of~~ Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

No changes.

Article 46 - The Company shall abide by the shareholders’ agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, and shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.

Article 46 - The Company shall abide by the shareholders’ agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, and shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.

Minor text correction.
Article 47 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Inclusion of Article prohibiting the provision of financing/guarantee to third parties (includes Managers) that are not related to the interest of the Company (question present in the ISE questionnaire and we currently have no score in it).

Article 47 - The monetary values referred to in Articles 17 and 21 of these By-laws are those set forth in the Shareholders’ Agreement and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getúlio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Article ~~47~~48 - The monetary values referred to in Articles 17 and 21 ~~of these By-laws~~herein are those set forth in the Shareholders’ Agreement, restated on the reference date of January 1, 2015, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação ~~Getúlio~~Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Renumbering due to previous changes. Wording adjustment to reflect the restatement of the values by the TBA.

BY-LAWS OF CPFL ENERGIA S.A.

CHAPTER I

CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM

Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, telecommunications and data transmission transactions, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c)  hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five  reais and seven centavos (R$5,348,311,955.07), divided into nine hundred ninety-three million, fourteen thousand, two hundred fifteen (993,014,215) common registered  shares, with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors,  irrespective of amendment to the Bylaws.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following:

(i) issue of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law 6,404/76, and

(ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting.

BY-LAWS OF CPFL ENERGIA S.A.

The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days.

At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporations Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The subscribed shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - The Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “i” of Article 17 herein.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 7 - The Company may not issue preferred shares or founders’ shares.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 8 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

BY-LAWS OF CPFL ENERGIA S.A.

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the Board of Directors;

e) elect the effective and alternate members of the Audit Committee; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Audit Committee.

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting  will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of BM&FBOVESPA;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VIII and IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors; and]

d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders;

e) amend the Bylaws.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The Chairman shall observe and make sure the provisions of the Shareholders Agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

BY-LAWS OF CPFL ENERGIA S.A.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

CHAPTER IV

MANAGEMENT BODIES

SECTION I

General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Sole Paragraph. The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Regulation, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Paragraph 1 - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

SECTION II

The Board of Directors

Article 15 - The Board of Directors shall be composed of at least seven (7) and no more than nine (9) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the Novo Mercado Regulation and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 2 - When the percentage requirement referred to in the Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5), according to the Bylaws of Novo Mercado.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

BY-LAWS OF CPFL ENERGIA S.A.

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head office.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving  the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries.

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

BY-LAWS OF CPFL ENERGIA S.A.

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries.

i) decide on obtaining loans or debt assumption in an amount above forty million one hundred and one thousand reais (R$ 40,101,000.00).

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws.

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty million one hundred and one thousand reais (R$ 40,101,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than two million, nine hundred eighty-four thousand reais (R$2,984,000.00);

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than ten million fifty-six thousand reais (R$10,056,000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty million one hundred and one thousand reais (R$ 40,101,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty million one hundred and one thousand reais (R$40,101,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than two million nine hundred eighty-four thousand reais (R$2,984,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Paragraphs 1 and 2 of Articles 28 and 29 herein;

BY-LAWS OF CPFL ENERGIA S.A.

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by BM&FBOVESPA;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein.

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies.

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member, by the vote of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

BY-LAWS OF CPFL ENERGIA S.A.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III

The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of seven (7) members, one of them to act as Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development Executive Vice President, and one as Executive Financial Vice President, who shall also perform the duties of Investors Relations Officer, and one as Planning and Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents;

(iv)  recommend to the Board of Directors the areas of each Executive Vice President;

(v)  make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi)  represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company;

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning

BY-LAWS OF CPFL ENERGIA S.A.

c) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation and commercialization, services, telecommunication and data transmission businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

d) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and the regulatory and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

e) Of the Business Development Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization, services, telecommunication and data transmission, and other related or complementary activities of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

f) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis and definition of risk limits and risk monitoring, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets; and

g) Of the Planning and Business Management Executive Vice President, to direct and lead the strategic and energy, information technology, quality, supplies, infrastructure, logistics, innovation and people management planning processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of innovation and business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors or, in case of his/her impediment, the Vice President for Operations, shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by one of the Vice President Officer to be appointed by the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

BY-LAWS OF CPFL ENERGIA S.A.

b) Submit to the Board of Directors the Company Policies and Strategies;

c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein.

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than forty million, one hundred and one thousand reais (R$40,101,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than two million nine hundred eighty-four reais (R$2,284,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty million, one hundred and one thousand reais (R$40,101,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million nine hundred eighty-four reais (R$2,284,000.00) in business concerning  interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than ten million fifty-six thousand reais (R$10,056,000.00);

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by BM&FBOVESPA;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for  book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an

Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

BY-LAWS OF CPFL ENERGIA S.A.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V

The Audit Committee

Article 26- The Audit Committee shall be composed of three (3) to five (5) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 2 - The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 3 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 4 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER V

The Fiscal Year

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

BY-LAWS OF CPFL ENERGIA S.A.

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) accrual of the Reserve for Adjustment of the Concession Financial Assets, monthly or in other periodicity defined by the Company, with the profit or loss related to changes in expected cash flows of the Concession Financial Assets of the subsidiaries, recognized by the Company through equity income and accounted for in the income statement of the period, net of tax effects. The amount to be allocated for the establishment of this reserve will be limited to the balance of  the Retained Earnings or Accumulated Losses account, after the possible accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(c.i) the realization  of the Reserve for Adjustment of the Concession Financial Assets will occur at the end of the subsidiaries concession period, upon payment of the indemnification by the government, as well as by the write-off of the Concession Financial Asset resulting from the corporate sale or restructuring, and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”;

(c.ii) the balance of the Reserve for Adjustment of the Concession Financial Assets cannot exceed the balance of the Concession Financial Asset recorded in the Company’s consolidated Financial Statements;

d)  the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock;

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

BY-LAWS OF CPFL ENERGIA S.A.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER VII

TRANSFER OF CONTROL

Article 34 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Novo Mercado Regulation, in order to ensure all shareholders an equal treatment as that of the selling controlling shareholder.

Sole Paragraph  – The tender offer which this Article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the transfer of the Company’s control, or (ii) in the event of sale of the control of the company that holds the control of the Company, in which case the selling controlling shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Article 35  – Any person acquiring control as a result of a private transaction entered into by a controlling shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.

Article 36 - The Company shall not register any share transfers to the acquirer or to those who might subsequently hold the control, until the Acquirer has signed the Statement of Consent of controlling shareholders of the Novo Mercado Regulation.

Article 37 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the control at the head office of the Company, whilst its signatories have not signed Statement of Consent of controlling shareholders of the Novo Mercado Regulation.

CHAPTER VIII

DELISTING OF THE COMPANY

Article 38 - In the tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the economic value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the controlling shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

BY-LAWS OF CPFL ENERGIA S.A.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the economic value of the Company is of exclusive competence of the Shareholders’ Meeting, as provided for under item “c” of the sole Paragraph of Article 10, as of the presentation, by the Board of Directors, of the three-name list, pursuant to item “m” of Article 17, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the free float shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free float shares, or if installed on second call, might have the presence of any number of members representing the free float.

Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.

Article 39 – In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this Article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

CHAPTER IX

WITHDRAW FROM THE NOVO MERCADO

Article 40 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the controlling shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the economic value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 38 herein, in accordance with the applicable legal and regulatory rules.

Article 41 - In the absent of a clear controlling shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the Article above.

BY-LAWS OF CPFL ENERGIA S.A.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Article 42 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Novo Mercado Regulation, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in an appraisal report according to Article 38 of these Bylaws, pursuant to the applicable legal and regulatory rules.

Paragraph 1 - The controlling shareholder shall implement the tender offer set forth in the caption of this Article.

Paragraph 2. - In the event there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective non compliance, shall implement the tender offer set forth herein.

Paragraph 3 - In the event of there is no controlling shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the non compliance with the obligations of the Novo Mercado Regulation or as the case may be decide on the withdraw of the Company from Novo Mercado.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in the paragraph above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

CHAPTER X

ARBITRATION

Article 43 –  The Company, the shareholders, the managers and the members of the Fiscal Counsel undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,404/76, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement.

BY-LAWS OF CPFL ENERGIA S.A.

CHAPTER XI

DISSOLUTION AND WINDING UP

Article 44 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CHAPTER XII

GENERAL PROVISIONS

Article 45 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

Article 46  - The Company shall abide by the shareholders’ agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, and shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.

Article 47 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Article 48 - The monetary values referred to in Articles 17 and 21 herein are those set forth in the Shareholders’ Agreement, restated on the reference date of January 1, 2015, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

APPENDIX VIII

report of the fiscal council of cpfl energia s.a.

(Pursuant to item 4, Annex 4 of CVM Instruction 481/09)

The members of the Fiscal Council of CPFL Energia S.A., in fulfilling their legal responsibilities and in compliance with the provisions in Article 163, item III of Federal Law 6,404/76, as amended (“Brazilian Corporations Law”), after examining the management proposal to increase the Company’s capital by five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos (R$554,887,598.45) through the private issue of thirty million, seven hundred thirty-nine thousand, nine hundred fifty-five (30,739,955) common shares, through the realization of the Statutory Reserve for Working Capital Improvement, pursuant to Article 169 of Brazilian Corporations Law (“Capital Increase Proposal"), hereby issue this unanimous Report, pursuant to the discussions during the meeting of the Fiscal Council held on this date, recommending the approval of the Capital Increase Proposal by the Company’s shareholders gathered in the Extraordinary Shareholders' Meeting to be held on April 29, 2015.

São Paulo, March 25, 2015

WILLIAM BEZERRA CAVALCANTI FILHO

Chairman

ADALGISO FRAGOSO DE FARIA Member	MARCELO DE ANDRADE Member

MARTIN ROBERTO GLOGOWSKY Member	CELENE CARVALHO DE JESUS Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.